    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 11, 1999


                                                      REGISTRATION NO. 333-80543
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 4

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                              QUEST SOFTWARE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             CALIFORNIA                               7372                               33-0231678
    (STATE OR OTHER JURISDICTION          (PRIMARY STANDARD INDUSTRIAL                (I.R.S. EMPLOYER
 OF INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)              IDENTIFICATION NUMBER)

                            610 NEWPORT CENTER DRIVE
                            NEWPORT BEACH, CA 92660
                                 (949) 720-1434
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
     INCLUDING AREA CODE, OF THE REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                              MR. VINCENT C. SMITH
                            CHIEF EXECUTIVE OFFICER
                              QUEST SOFTWARE, INC.
                            610 NEWPORT CENTER DRIVE
                            NEWPORT BEACH, CA 92660
                                 (949) 720-1434
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

     GREG T. WILLIAMS, ESQ.                ALAN K. AUSTIN, ESQ.
      CHRISTINE P. LE, ESQ.                 BRIAN C. ERB, ESQ.
        PATTY H. LE, ESQ.                BRIAN M. MCDANIEL, ESQ.
 BROBECK, PHLEGER & HARRISON LLP     WILSON SONSINI GOODRICH & ROSATI
       38 TECHNOLOGY DRIVE               PROFESSIONAL CORPORATION
    IRVINE, CALIFORNIA 92618                650 PAGE MILL ROAD
         (949) 790-6300                PALO ALTO, CALIFORNIA 94304
                                              (650) 493-9300

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                            ------------------------

    If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED AUGUST 11, 1999


                             [QUEST SOFTWARE LOGO]

                                4,400,000 SHARES

                                  COMMON STOCK
                       ----------------------------------

     Quest Software, Inc. is offering 4,400,000 shares of common stock. This is our initial public offering, and no public market currently exists for our shares. We have filed an application for the common stock to be quoted on the Nasdaq National Market under the symbol "QSFT." We anticipate that the initial public offering price will be between $12.00 and $14.00 per share.

                       ----------------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                       ----------------------------------

                                                               PER SHARE         TOTAL
                                                               ---------         -----
Public Offering Price.......................................  $               $
Underwriting Discounts and Commissions......................  $               $
Proceeds to Quest Software, Inc.............................  $               $

                       ----------------------------------

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Quest Software, Inc. has granted the underwriters a 30-day option to purchase up to an additional 660,000 shares of common stock to cover over-allotments. We have requested that the underwriters reserve up to 12% of the shares of common stock for sale at the initial public offering price to individuals designated by us. BancBoston Robertson Stephens Inc. expects to
deliver the shares of common stock to purchasers on             , 1999.

                       ----------------------------------

BANCBOSTON ROBERTSON STEPHENS
                       DONALDSON, LUFKIN & JENRETTE
                                            CIBC WORLD MARKETS
                                                           FAC/EQUITIES

               THE DATE OF THIS PROSPECTUS IS             , 1999.

Inside Front Cover

                             [QUEST SOFTWARE LOGO]

The Quest Solution.

Quest offers both application and information availability solutions that enhance the performance and reliability of e-business, enterprise and custom applications and facilitate the delivery of information across the entire enterprise.

[Schematic depiction of enterprise software environment showing the functionality of and relationships among Quest's products and this underlying environment.]

[Three columns of text at the bottom of the page. The first column is entitled "Development -- Deployment" and reads, "Integrated products that aid in the rapid development, testing and automated deployment of Internet software applications in quickly changing, mission-critical environments." The second column is entitled "Production Management" and reads, "Software solutions designed to maintain high performance and provide constant access to critical business applications, as well as monitoring these systems to detect and correct problems before they impact users." The third column is entitled "Information Delivery" and reads, "An output management system that captures and delivers reports and data from nearly any software application for immediate and secure distribution to information consumers within an organization or over the Internet."]

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED.

                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    4
Risk Factors................................................    7
Information Regarding Forward-Looking Statements............   15
Use of Proceeds.............................................   16
Dividend Policy.............................................   16
Capitalization..............................................   17
Dilution....................................................   18
Selected Consolidated Financial Data........................   19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   20
Business....................................................   30
Management..................................................   44
Certain Transactions........................................   54
Principal Shareholders......................................   56
Description of Capital Stock................................   58
Shares Eligible for Future Sale.............................   60
Underwriting................................................   62
Legal Matters...............................................   64
Experts.....................................................   64
Additional Information......................................   64
Index to Consolidated Financial Statements..................  F-1

                                    SUMMARY

     You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. This prospectus contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of the factors set forth under "Risk Factors" and elsewhere in this prospectus.

                              QUEST SOFTWARE, INC.

     We provide application and information availability software solutions that enhance the performance and reliability of an organization's e-business, enterprise and custom applications and enable the delivery of information across the entire enterprise.

     Organizations are constantly seeking ways to use information and technology to compete more effectively. Today, organizations must deliver relevant information and provide increasingly sophisticated and time-sensitive services to a rapidly expanding audience, including employees, customers, suppliers and partners both inside and outside the traditional enterprise. Many organizations are beginning to extend their business over the Internet to directly reach a large number of geographically dispersed end-users. These initiatives, commonly referred to as e-business, are raising the strategic importance of real-time information and are increasing the challenges of building and maintaining the systems to effectively manage and distribute information. As a result, organizations must assure that their systems provide:

     - Application availability -- uninterrupted and high performance access to applications under widely varying conditions; and

     - Information availability -- broad distribution of critical business information from underlying applications to decision-makers throughout the entire enterprise.

     We offer a family of products that provide both application and information availability solutions. Our products are designed to work individually and together to provide immediate and continuous availability of applications and information. Our application availability products are designed to help ensure uninterrupted and high performance access to software systems by utilizing a number of integrated products that tune the performance and monitor the operation of applications and the underlying database which stores an enterprise's critical information. Other primary components of our application availability solution include our database products that maintain a real-time copy of a database for offloading critical systems and assuring high availability, as well as our products that manage the complex and error-prone process of development and deployment of rapidly changing applications. Our information availability products deliver an enterprise, report-based information management solution that captures, stores, indexes, prints and archives report data or electronic documents from virtually any application for instant distribution over intranets or the Internet.

     The key elements of our strategy include extending our product leadership, continuing our focus on the e-business applications market, leveraging our significant installed base, expanding our sales force and international distribution channels and extending our existing strategic relationships and developing new partnerships with leading global systems integrators.

     We have thousands of customers across a range of industries including technology, financial services, manufacturing, healthcare, energy, insurance and telecommunications. We market and sell our software and services worldwide through a combination of direct sales and telesales in the United States, Australia, the United Kingdom and Germany, as well as through resellers and distributors.

                                  THE OFFERING

Common stock offered..................      4,400,000 shares

Common stock to be outstanding after
this offering.........................     38,124,600 shares

Use of proceeds.......................     We intend to use the net proceeds as
                                           follows:

                                           - $10.6 million to redeem all
                                             outstanding shares of our Series B
                                             Redeemable Preferred Stock;

                                           - $10.0 million to repay
                                             indebtedness; and

                                           - the balance for general corporate
                                             purposes, including working
                                             capital, expanding our sales and
                                             marketing efforts, product
                                             development, expanding our customer
                                             support organization, possible
                                             acquisitions and capital
                                             expenditures.

Proposed Nasdaq National Market
symbol................................     QSFT

     The number of shares of common stock to be outstanding after this offering is based on the actual number of shares outstanding as of June 30, 1999 which excludes:

     - 4,578,875 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 1999, at a weighted average exercise price of $1.88 per share;

     - 15,438 shares of common stock issued upon the exercise of options in July 1999;

     - 2,914,525 shares of common stock reserved for future issuance under our stock incentive plans; and


     - 600,000 shares of common stock reserved for issuance under our employee stock purchase plan. See "Capitalization," "Management -- 1999 Stock Incentive Plan," "-- 1999 Employee Stock Purchase Plan" and note 7 of the notes to our consolidated financial statements.


                                CORPORATE INFORMATION

     We were incorporated in California in April 1987. Our principal executive offices are located at 610 Newport Center Drive, Newport Beach, California 92660 and our telephone number is (949) 720-1434. Our Web site is located at www.quest.com. Information contained on our Web site does not constitute part of this prospectus.

     Except as otherwise noted, all information in this prospectus:

     - reflects a three-for-two stock split that was effected in June 1999;

     - reflects the automatic conversion of our Series A Preferred Stock into 4,000,000 shares of common stock immediately prior to the closing of this offering; and

     - assumes that the underwriters' over-allotment option is not exercised.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table should be read with the consolidated financial statements and notes thereto appearing elsewhere in this prospectus. The pro forma information gives effect, as of June 30, 1999, to the issuance of 4,000,000 shares of common stock upon the conversion of all outstanding shares of our Series A Preferred Stock immediately prior to the closing of this offering. The pro forma as adjusted information reflects the conversion of the Series A Preferred Stock and our receipt of the estimated net proceeds from the sale of 4,400,000 shares of our common stock offered by us hereby at an assumed initial public offering price of $13.00 per share and the applications of the estimated proceeds described in "Use of Proceeds."

                                                                                         SIX MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                  JUNE 30,
                                         ---------------------------------------------   -----------------
                                          1994     1995     1996      1997      1998      1998      1999
                                         ------   ------   -------   -------   -------   -------   -------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Total revenues.........................  $5,686   $9,524   $12,862   $18,315   $34,790   $14,035   $28,289
Gross profit...........................   3,461    8,284    10,445    15,036    28,850    11,487    25,147
Income (loss) from operations..........      37    2,335      (372)    1,448     3,689     1,417     2,191
Net income.............................      17    2,358        16       289     2,346       899     1,314
Net income applicable to common
  shareholders.........................                                                                974
Net income per share:
  Basic................................  $   --   $ 0.12   $    --   $  0.01   $  0.05   $  0.02   $  0.03
  Diluted..............................  $   --   $ 0.12   $    --   $  0.01   $  0.05   $  0.02   $  0.02
Weighted average common shares
  outstanding:
  Basic................................  19,500   19,500    38,350    40,373    44,261    43,990    38,809
  Diluted..............................  19,500   19,500    38,350    40,617    44,459    43,990    43,580
Pro forma basic and diluted net income
  per share............................                                        $  0.05             $  0.02
Pro forma weighted average shares
  outstanding:
  Basic................................                                         48,261              42,809
  Diluted..............................                                         48,459              45,016


                                                                   JUNE 30, 1999
                                                              -----------------------
                                                                           PRO FORMA
                                                              PRO FORMA   AS ADJUSTED
                                                              ---------   -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................   $11,777      $43,133
Working capital.............................................     3,151       34,507
Total assets................................................    27,468       58,824
Long-term debt..............................................    10,000           --
Series B Redeemable Preferred Stock.........................    10,340           --
Retained earnings (deficit).................................        31         (269)
Total shareholders' equity (deficit)........................   (13,751)      37,945

                                  RISK FACTORS

     An investment in our shares involves risks and uncertainties. You should carefully consider the factors described below before making an investment decision in our securities. The risks described below are the risks that we currently believe are material risks of business, the industry in which we compete and this offering.

     Our business, financial condition and results of operations could be adversely affected by any of the following risks. If we are adversely affected by such risks, then the trading price of our common stock could decline, and you could lose all or part of your investment.

                         RISKS RELATED TO OUR BUSINESS

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE IN FUTURE PERIODS, AND, AS A RESULT, WE MAY FAIL TO MEET EXPECTATIONS OF INVESTORS AND ANALYSTS, CAUSING OUR STOCK PRICE TO FLUCTUATE OR DECLINE

     Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors. These factors include the following:

     - the size and timing of customer orders. See "-- The size and timing of our customer orders may vary significantly from quarter to quarter which could cause fluctuations in our revenues."

     - increased expenses, whether related to sales and marketing, product development or administration;

     - our ability to attain market acceptance of new products and services and enhancements to our existing products;

     - delays in introducing new products;

     - new product introductions by competitors;

     - lack of order backlog;

     - changes in our pricing policies or the pricing policies of our competitors;

     - costs related to acquisitions of technologies or businesses;

     - the timing of releases of new versions of third-party software products that our products support, including, without limitation, product releases by Oracle; and

     - the amount and timing of expenditures related to expansion of our operations.

     See "-- Customer focus and spending on Year 2000 remediation make it difficult to predict the buying patterns of our customers during the third and fourth quarters of 1999."

THE SIZE AND TIMING OF OUR CUSTOMER ORDERS MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER WHICH COULD CAUSE FLUCTUATIONS IN OUR REVENUES

     In any given quarter, sales of some of our products have involved large financial commitments from a relatively small number of customers, and cancellation or deferral of these large contracts would reduce our revenues. In addition, the sales cycles for Vista Plus and SharePlex have been up to six months and often require pre-purchase evaluation periods and customer education. These relatively long sales cycles may cause significant periodic variation in our license revenues. Also, we have often booked a large amount of our sales in the last month or weeks of each quarter and delays in the closing of sales near the end of a quarter could cause quarterly revenue to fall short of anticipated levels. Finally, while a portion of our revenues each quarter is recognized from previously deferred revenue, our quarterly performance will depend primarily upon entering into new contracts to generate revenues for that quarter.

MANY OF OUR PRODUCTS ARE DEPENDENT ON ORACLE'S TECHNOLOGIES AND IF ORACLE'S TECHNOLOGIES LOSE MARKET SHARE OR BECOME INCOMPATIBLE WITH OUR PRODUCTS, THE DEMAND FOR OUR PRODUCTS COULD SUFFER

     We believe that our success has depended in part, and will continue to depend in part for the foreseeable future, upon our relationship with Oracle and our status as a complementary software provider for Oracle's database and application products. Many versions of our principal products, including SharePlex, SQLab Xpert, and SQL Navigator, are designed specifically to be used with Oracle databases. Although a number of our products work with other environments, our competitive advantage consists in substantial part on the integration between our products and Oracle's products, and our extensive knowledge of Oracle's technology. Currently, a significant portion of our total revenues are derived from products that specifically support Oracle-based products. If Oracle for any reason decides to promote technologies and standards that are not compatible with our technology, or if Oracle loses market share for its database products, our business, operating results and financial condition would be materially adversely affected.

MANY OF OUR PRODUCTS ARE VULNERABLE TO DIRECT COMPETITION FROM ORACLE

     We currently compete with Oracle in the market for database management solutions. We expect that Oracle's commitment to and presence in the database management product market will increase in the future and therefore substantially increase competitive pressures. We believe that Oracle will continue to incorporate database management technology into its server software offerings, possibly at no additional cost to its users. We believe that Oracle will also continue to enhance its database management technology. Furthermore, Oracle could attempt to increase its presence in this market by acquiring or forming strategic alliances with our competitors, and Oracle may be in better position to withstand and respond to the current factors impacting this industry. Oracle has a longer operating history, a larger installed base of customers and substantially greater financial, distribution, marketing and technical resources than we do. In addition, Oracle has well-established relationships with many of our present and potential customers. As a result, we may not be able to compete effectively with Oracle in the future which could materially adversely affect our business, operating results and financial condition. See "Business -- Competition."

OUR ABILITY TO INCREASE OUR REVENUES DEPENDS ON OUR ABILITY TO EXPAND OUR INDIRECT SALES CHANNELS

     Our ability to increase revenues in the future substantially depends on our ability to expand our indirect sales channel.

     In certain domestic and international markets we may miss sales opportunities if we are unable to enter into successful relationships with locally based resellers. In the future, we intend to augment our current limited indirect sales distribution methods through additional third-party distribution arrangements and, therefore, we will likely become more dependent on these type of relationships. There can be no assurance that we will successfully augment these arrangements or that the expansion of indirect sales distribution methods will increase revenues.

OUR PAST AND FUTURE GROWTH MAY STRAIN OUR MANAGEMENT, ADMINISTRATIVE, OPERATIONAL AND FINANCIAL INFRASTRUCTURE

     We have recently experienced a period of rapid growth in our operations that has placed and will continue to place a strain on our management, administrative, operational and financial infrastructure. During this period, we have experienced an increase in the number of our employees, increasing demands on our operating and financial systems and personnel, and an expansion in the geographic coverage of our operations. The number of our full-time employees increased from 66 as of December 31, 1996 to 123 as of December 31, 1997, to 257 as of December 31, 1998, to 415 as of June 30, 1999. Our ability to manage our operations and growth requires us to continue to improve our operational, financial and management controls, and reporting systems and procedures. In addition, we will be required to hire additional management, financial, and sales and marketing personnel to manage our expanding operations. If we are unable to manage this growth effectively, our business, operating results and financial condition may be materially adversely affected.

WE MAY NOT GENERATE INCREASED BUSINESS FROM OUR CURRENT CUSTOMERS WHICH COULD SLOW OUR REVENUE GROWTH IN THE FUTURE

     Most of our customers initially make a purchase of our products for a single department or location. Many of these customers may choose not to expand their use of our products. If we fail to generate expanded business from our current customers, our business, operating results and financial condition could be materially adversely affected. In addition, as we deploy new modules and features for our existing products or introduce new products, our current customers may choose not to purchase this new functionality or these new products. Moreover, if customers elect not to renew their maintenance agreements, our service revenues would be materially adversely affected.

BECAUSE THE MARKET FOR E-BUSINESS SOLUTIONS IS NEW AND EVOLVING, WE CANNOT ACCURATELY PREDICT THE FUTURE GROWTH RATE OF THIS MARKET OR ITS ULTIMATE SIZE

     We are increasingly focusing our selling efforts on providing application and information availability solutions for e-business applications and we expect such sales to constitute an increasing portion of our future revenue growth. We believe that most companies currently are not yet aware of our products and capabilities within this evolving market, and, as a result, such companies have not deployed our solutions. While we have devoted significant resources to promoting awareness of our products and the problems these products address for this evolving market, these efforts may not be sufficient to build market awareness of the need for our products. Failure of a significant market for e-business application and information availability products to develop, or failure of our products to achieve broad market acceptance, could have a material adverse effect on our business, operating results and financial condition.

WE EXPECT TO INCUR SIGNIFICANT INCREASES IN OUR OPERATING EXPENSES IN THE FORESEEABLE FUTURE, WHICH MAY AFFECT OUR FUTURE PROFITABILITY

     We intend to substantially increase our operating expenses for the foreseeable future as we:

     - increase our sales and marketing activities, including expanding our direct sales and telesales forces;

     - increase our research and development activities;

     - expand our general and administrative activities; and

     - expand our customer support organizations.

Accordingly, we will be required to significantly increase our revenues in order to maintain profitability. These expenses will be incurred before we generate any revenues by this increased spending. If we do not significantly increase revenues from these efforts, our business and operating results would be negatively impacted.

ACQUISITIONS OF COMPANIES OR TECHNOLOGIES MAY RESULT IN DISRUPTIONS TO OUR BUSINESS AND DIVERSION OF MANAGEMENT ATTENTION

     We have in the past made and we expect to continue to make acquisitions of complementary companies, products or technologies. If we make any acquisitions, we will be required to assimilate the operations, products and personnel of the acquired businesses and train, retain and motivate key personnel from the acquired businesses. We may be unable to maintain uniform standards, controls, procedures and policies if we fail in these efforts. Similarly, acquisitions may subject us to liabilities and risks that are not known or identifiable at the time of the acquisition or may cause disruptions in our operations and divert management's attention from day-to-day operations, which could impair our relationships with our current employees, customers and strategic partners. We may have to incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities for any acquisition could be substantially dilutive to our shareholders. In addition, our profitability may suffer because of acquisition-related costs or amortization costs for acquired goodwill and other intangible assets. In consummating acquisitions, we are also subject to risks of entering geographic and business markets in which we have no or limited prior experience. If we are unable to fully integrate acquired businesses, products or technologies with our existing operations, we may not receive the intended benefits of acquisition.

OUR INTERNATIONAL OPERATIONS AND OUR PLANNED EXPANSION OF OUR INTERNATIONAL OPERATIONS EXPOSES US TO CERTAIN RISKS

     Substantially all of our current international revenues are derived from the operations of our three wholly-owned subsidiaries in Australia, the United Kingdom and Germany. Revenues from licenses and services to customers outside of North America were $5.8 million in 1998, representing 16.7% of total revenues, and $6.2 million in the six months ended June 30, 1999, representing 22.0% of total revenues. As a result, we face increasing risks from doing business on an international basis, including, among others:

     - difficulties in staffing and managing foreign operations;

     - longer payment cycles;

     - seasonal reductions in business activity in Europe;

     - increased financial accounting and reporting burdens and complexities;

     - potentially adverse tax consequences;

     - delays in localizing our products;

     - compliance with a wide variety of complex foreign laws and treaties;

     - reduced protection for intellectual property rights in some countries;
       and

     - licenses, tariffs and other trade barriers.

In addition, because our international subsidiaries conduct business in the currency of the country in which they operate, we are subject to currency fluctuations and currency transaction losses or gains which are outside of our control.

     We plan to expand our international operations as part of our business strategy. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources and will place additional burdens on our management, administrative, operational and financial infrastructure. We cannot be certain that our investments in establishing facilities in other countries will produce desired levels of revenue or profitability. In addition, we have sold our products internationally for only a few years and we have limited experience in developing localized versions of our products and marketing and distributing them internationally. As our international operations expand, our exposure to exchange rate fluctuations will increase as we use an increasing number of foreign currencies. We have not yet entered into any hedging transactions to date to mitigate our expense to currency fluctuations.

OUR FUTURE SUCCESS DEPENDS IN PART ON THE ACCEPTANCE OF OUR VISTA PLUS PRODUCT

     Our operating results for the six months ended June 30, 1999 were dependent in part upon the commercial success of our Vista Plus product line and we expect a significant portion, but not a majority, of our licensing revenues for the foreseeable future to come from sales of these products. As a result, any future growth of Quest for the foreseeable future will depend on the continued commercial success of these products. Our future financial performance will also depend in part on the successful development, introduction and customer acceptance of new and enhanced versions of Vista Plus products. In the future we may not be successful in marketing our existing products or any new or enhanced products or services.

FAILURE TO DEVELOP STRATEGIC RELATIONSHIPS COULD HARM OUR BUSINESS BY DENYING US SELLING OPPORTUNITIES AND OTHER BENEFITS

     Our current collaborative relationships may not prove to be beneficial to us, and they may not be sustained. We also may not be able to enter into successful new strategic relationships in the future, which could have a material adverse effect on our business, operating results and financial condition. From time to time, we have collaborated with other companies, including Hewlett-Packard and Oracle and certain regional offices of a number of the national accounting firms that provide system integration services, in areas such as product development, marketing, distribution and implementation. We could lose sales opportunities if we fail to work effectively with these parties. Moreover, we expect that maintaining and enhancing these and other relationships will become a more meaningful part of our business strategy in the future. However, many of our current partners are either actual or potential competitors with us. In addition, many of these third parties also work with competing software companies and we may not be able to maintain these existing relationships, due to the fact that these relationships are informal or, if written, are terminable with little or no notice.

OUR PROPRIETARY RIGHTS MAY BE INADEQUATELY PROTECTED, AND THERE IS RISK OF INFRINGEMENT CLAIMS OR INDEPENDENT DEVELOPMENT OF COMPETING TECHNOLOGY THAT COULD HARM OUR COMPETITIVE POSITION

     Our success and ability to compete are dependent on our ability to develop and maintain the proprietary aspects of our technology. We rely on a combination of trademark, trade secret, copyright law and contractual restrictions to protect the proprietary aspects of our technology.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, and to determine the validity and scope of the proprietary rights of others. Any such resulting litigation could result in substantial costs and diversion of resources.

     Our means of protecting our proprietary rights may prove to be inadequate and competitors may independently develop similar or superior technology. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. We also believe that, because of the rapid rate of technological change in the software industry, trade secret and copyright protection are less significant than factors such as the knowledge, ability and experience of our employees, frequent product enhancements and the timeliness and quality of customer support services.

     Our success and ability to compete are also dependent on our ability to operate without infringing upon the proprietary rights of others. Third parties may claim infringement by us of their intellectual property rights. In the event of a successful claim of product infringement against us and our failure or inability to either license the infringed or similar technology or develop alternative technology on a timely basis, we may incur substantial licensing fees, be liable for infringement damage, or be unable to market our products.

     On May 25, 1999, Mobius Management Systems, Inc. filed a lawsuit against us in the United States District Court for the District of New Jersey. The complaint alleges, among other things, that we misappropriated unspecified trade secrets belonging to Mobius. The suit seeks injunctive relief and unspecified damages. See "Business -- Legal Proceedings" and "Business -- Proprietary Rights."

OUR BUSINESS WILL SUFFER IF OUR SOFTWARE CONTAINS ERRORS

     The software products we offer are inherently complex. Despite testing and quality control, we cannot be certain that errors will not be found in current versions, new versions or enhancements of our products after commencement of commercial shipments. Significant technical challenges also arise with our products because our customers purchase and deploy our products across a variety of computer platforms and integrate it with a number of third-party software applications and databases. If new or existing customers have difficulty deploying our products or require significant amounts of customer support, our operating margins could be harmed. Moreover, we could face possible claims and higher development costs if our software contains undetected errors or if we fail to meet our customers' expectations. As a result of the foregoing, we could experience:

     - loss of or delay in revenues and loss of market share;

     - loss of customers;

     - damage to our reputation;

     - failure to achieve market acceptance;

     - diversion of development resources;

     - increased service and warranty costs;

     - legal actions by customers against us which could, whether or not successful, increase costs and distract our management; and

     - increased insurance costs.

     In addition, a product liability claim, whether or not successful, could harm our business by increasing our costs and distracting our management.

WE INCORPORATE SOFTWARE LICENSED FROM THIRD PARTIES INTO SOME OF OUR PRODUCTS AND ANY SIGNIFICANT INTERRUPTION IN THE AVAILABILITY OF THESE THIRD-PARTY SOFTWARE PRODUCTS OR DEFECTS IN THESE PRODUCTS COULD REDUCE THE DEMAND FOR, OR PREVENT THE SHIPPING OF, OUR PRODUCTS

     Our SQL Navigator, TOAD and Vista Plus products contain components developed and maintained by third-party software vendors. For example, we incorporate software licensed from Inso Corporation and Artifex Software into add-on options for our Vista Plus products. We expect that we may have to incorporate software from third-party vendors in our future products. We may not be able to replace the functionality provided by the third-party software currently offered with our products if that software becomes obsolete, defective or incompatible with future versions of our products or is not adequately maintained or updated. Any significant interruption in the availability of these third-party software products or defects in these products could harm our sales unless and until we can secure an alternative source. Although we believe there are adequate alternate sources for the technology licensed to us by Inso and Artifex, such alternate sources may not provide us with the same functionality as that currently provided to us. Further, we may experience a delay in obtaining an alternate source for the file viewing technology licensed to us by Inso if our license with Inso becomes unavailable for any reason.

                         RISKS RELATED TO OUR INDUSTRY

YEAR 2000 ISSUES PRESENT TECHNOLOGICAL RISKS AND COULD CAUSE DISRUPTION TO OUR BUSINESS

     We are in the process of our Year 2000 review program for the systems we use to run our business. The Year 2000 problem could affect these systems causing a disruption in our business as well as divert management's attention from ordinary business activities. In addition, there can be no assurance that third parties that we rely upon for services will resolve their Year 2000 problems. If our present efforts to address Year 2000 issues are not successful, or if third parties upon which we rely to conduct our business do not successfully address such issues, our business, operating results and financial condition would be materially adversely affected. We are unable to reasonably estimate the duration and extent of any such unanticipated interruption to our business caused by the Year 2000, or quantify the effect it may have on our future operating results. We have not yet developed a comprehensive contingency plan to address these issues but we intend to continue developing such a plan, to the extent possible, throughout 1999. Please refer to our discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000" for further information.

     Quest believes that the following consequences are possible in a "reasonable worst case" Year 2000 scenario:

     - costly business disputes and claims for pricing adjustments, damages, product returns and warranty obligations related to our products, any of which could cause a delay in receipt of revenues from our customers;

     - a significant number of operational inconveniences and inefficiencies for Quest and its customers that will divert management's time and attention; and

     - Year 2000 non-compliance by third parties that would disrupt, reduce or eliminate for a period of time the ability of our customers to purchase our products, thereby reducing our revenues.

CUSTOMER FOCUS AND SPENDING ON YEAR 2000 REMEDIATION MAKE IT DIFFICULT TO PREDICT THE BUYING PATTERNS OF OUR CUSTOMERS DURING THE THIRD AND FOURTH QUARTERS OF 1999

     The purchasing patterns of our customers and potential customers based on Year 2000 issues make it difficult to predict future sales of our products, especially in the third and fourth quarters of 1999. Many customers may spend their limited financial and personnel resources remediating Year 2000 problems, thereby delaying or foregoing purchases of other software products such as ours. This trend could reduce our revenues in 1999 and 2000. Other companies are accelerating purchases of software products prior to 2000, causing an increase in short-term demand which may in turn cause a corresponding decrease in long-term demand for software products.

THE DEMAND FOR OUR PRODUCTS WILL DEPEND ON OUR ABILITY TO ADAPT TO RAPID TECHNOLOGICAL CHANGE

     Our future success will depend on our ability to continue to enhance our current products and to develop and introduce new products on a timely basis that keep pace with technological developments and satisfy increasingly sophisticated customer requirements. Rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards characterize the market for our products. The introduction of products embodying new technologies and the emergence of new industry standards can render our existing products obsolete and unmarketable. As a result of the complexities inherent in today's computing environments and the performance demanded by customers for embedded databases and Web-based products, new products and product enhancements can require long development and testing periods. As a result, significant delays in the general availability of such new releases or significant problems in the installation or implementation of such new releases could have a material adverse effect on our business, operating results and financial condition. We may not be successful in:

     - developing and marketing, on a timely and cost-effective basis, new products or new product enhancements that respond to technological change, evolving industry standards or customer requirements;

     - avoiding difficulties that could delay or prevent the successful development, introduction or marketing of these products; or

     - achieving market acceptance for our new products and product enhancements.

WE MAY NOT BE ABLE TO ATTRACT AND RETAIN PERSONNEL

     Our future success depends on the continued service of our executive officers and other key administrative, sales and marketing and support personnel, many of whom, including our Chief Financial Officer, have recently joined our company. In addition, the success of our business is substantially dependent on the services of our Chief Executive Officer and our President and Chief Technical Officer. We intend to hire a significant number of additional sales, support, marketing, administrative and research and development personnel over at least the next 12 months. There has in the past been and there may in the future be a shortage of personnel that possess the technical background necessary to sell, support and develop our products effectively. Competition for skilled personnel is intense, and we may not be able to attract, assimilate or retain highly qualified personnel in the future. Our business may not be able to grow if we cannot attract qualified personnel. Hiring qualified sales, marketing, administrative, research and development and customer support personnel, is very competitive in our industry, particularly in Southern California, where Quest is headquartered.

                         RISKS RELATED TO THIS OFFERING

OUR OFFICERS AND DIRECTORS WILL BE ABLE TO EXERT SIGNIFICANT CONTROL ON QUEST AFTER THIS OFFERING

     Executive officers, directors and persons and entities affiliated with them will, in the aggregate, own approximately 80% of our outstanding common stock following this offering. These shareholders, if acting together, would be able to determine all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON STOCK, AND WE EXPECT THE PRICE OF OUR COMMON STOCK TO BE VOLATILE

     The market price of the common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

     - quarterly variations in our operating results;

     - changes in financial estimates by securities analysts;

     - changes in market valuation of software and Internet companies;

     - announcements by us of significant contracts, acquisitions or capital commitments;

     - failure to complete significant license transactions;

     - additions or departures of key personnel;

     - any shortfall in revenue or net income or any increase in losses from levels expected by securities analysts;

     - future sales of common stock; and

     - stock market price and volume fluctuations, which are particularly common among highly volatile securities of Internet and software companies.

THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON STOCK, AND THE OFFERING PRICE OF THE COMMON STOCK MAY BE UNRELATED TO THE TRADING PRICE

     Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after the offering, and the market price might fall below the initial public offering price. The initial public offering price may bear no relationship to the price at which the common stock will trade upon completion of this offering. The initial public offering price will be determined based on negotiations between us and the representatives of the underwriters, based on factors that may not be indicative of future market performance.

A LARGE NUMBER OF SHARES OF OUR COMMON STOCK WILL BE ELIGIBLE FOR SALE SHORTLY AFTER THE OFFERING, WHICH COULD RESULT IN A DECLINE IN OUR STOCK PRICE

     Sales in the market of a substantial number of shares of common stock after the offering could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Based on the shares of common stock outstanding as of June 30, 1999, on completion of this offering, we will have 38,124,600 shares of common stock outstanding, or

38,784,600 shares if the underwriters' option to purchase additional shares is exercised in full. The 4,400,000 shares sold in this offering, which would be 5,060,000 shares if the underwriters' option to purchase additional shares is exercised in full, will be freely tradable without restriction or further registration under the Federal securities laws unless purchased by our "affiliates" as that term is defined in Rule 144. The remaining 33,724,600 shares of common stock outstanding on completion of this offering will be "restricted securities" as that term is defined in Rule 144.

     Our stock and substantially all of our option holders are subject to agreements that limit their ability to sell common stock. These holders cannot sell or otherwise dispose of any shares of common stock for a period of at least 180 days after the date of this prospectus without the prior written approval of BancBoston Robertson Stephens. When these agreements expire, these shares and the shares underlying the options will become eligible for sale, in some cases only pursuant to the volume, manner of sale and notice requirements of Rule 144. See "Shares Eligible for Future Sale" and "Underwriting."

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

     Some of the matters discussed under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus include forward-looking statements. We have based these forward-looking statements on currently available information and our current beliefs, expectations and projections about future events, including, among other things,

     - successfully implementing our business strategy;

     - maintaining and expanding market acceptance of the products we offer; and

     - our ability to successfully compete in our marketplace.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "potential," "continue," "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions. All forward-looking statements contained herein are subject to numerous risks and uncertainties. Our actual results and events may vary significantly from those discussed in the forward-looking statements. In light of these assumptions, risks and uncertainties, the forward-looking events discussed in this prospectus might not occur.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the 4,400,000 shares of common stock offered hereby are estimated to be approximately $52.0, or $60.0 million if the underwriters exercise their over-allotment option in full, based upon an assumed initial offering price per share of $13.00 and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

     We intend to use the net proceeds of this offering:

     - to redeem all outstanding shares of our Series B Preferred Stock, including all accrued dividends thereon, for $10.6 million;

     - to repay $10.0 million of outstanding term indebtedness that matures in May 2002 and bears interest at the prime rate, and all accrued and unpaid interest thereon; and

     - for other general corporate purposes, including working capital, expanding our sales and marketing efforts, product development, expanding our customer support organization, possible acquisitions and capital expenditures.

     The proceeds from the issuance of the Series B Preferred Stock and the $10.0 million of term indebtedness in April 1999 originally financed a portion of our repurchase of the 14,820,000 shares of our common stock held by Doran Machin, one of our co-founders. The total purchase price for Mr. Machin's shares was $35.0 million.

     The other principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock, facilitate our future access to public equity markets and increase our visibility in the marketplace.

     As of the date of this prospectus, other than the redemption of the preferred stock and repayment of indebtedness, we cannot specify with certainty the particular uses for the net proceeds to be received upon the closing of this offering. Pending other uses, the net proceeds of this offering will be invested in short-term, interest-bearing investment-grade instruments.

     From time to time, in the ordinary course of business, we evaluate possible acquisitions of, or investments in, businesses, products and technologies that are complementary to our business. A portion of the net proceeds may be used to fund acquisitions or investments. We currently have no formal arrangements, agreements or understandings, and are not engaged in active negotiations with respect to such acquisitions or investments.

                                DIVIDEND POLICY

     Prior to our conversion to a C corporation for tax purposes in January 1997, we paid distributions to our S corporation shareholders in amounts generally consistent with their tax liabilities arising from their allocable share of S corporation earnings. Since becoming a C corporation, we have not declared or paid any cash dividends on our common stock and do not expect to do so in the foreseeable future. We currently intend to retain all available funds for use in the operation and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial conditions, contractual and legal restrictions and other factors the board deems relevant.

                                 CAPITALIZATION

     The Actual column in the following table sets forth our actual capitalization as of June 30, 1999.

     The Pro Forma column in the following table gives effect to the conversion of all outstanding shares of our Series A Preferred Stock into 4,000,000 shares of common stock which will occur immediately prior to the closing of this offering.

     The Pro Forma As Adjusted column in the following table gives effect to the pro forma adjustments described above and:

     - the filing of our Amended and Restated Articles of Incorporation concurrently with the closing of this offering to provide for authorized capital stock of 75,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock;

     - the redemption of all outstanding shares of our Series B Redeemable Preferred Stock and all accrued dividends thereon for $10.6 million with a portion of the net proceeds of this offering;

     - the repayment of $10.0 million of long-term debt and all accrued and unpaid interest thereon with a portion of the net proceeds of this offering; and

     - the sale of 4,400,000 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share and the application of the estimated net proceeds therefrom.

     See "Use of Proceeds" and the notes to our consolidated financial statements. The Pro Forma and Pro Forma As Adjusted information set forth below should be read in conjunction with our consolidated financial statements and the notes thereto.

                                                                         JUNE 30, 1999
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------    ---------    -----------
                                                                     (DOLLARS IN THOUSANDS)
Long-term debt..............................................  $ 10,000    $ 10,000      $     --
                                                              --------    --------      --------
Series A Redeemable Preferred Stock, no par value, 2,666,667 shares authorized, 2,666,667 shares issued and outstanding actual and pro forma, no shares issued or outstanding pro
  forma as adjusted.........................................    15,000          --            --
Series B Redeemable Preferred Stock, no par value, 1,800,000 shares authorized; 1,777,778 shares issued and
  outstanding, pro forma; no shares issued and outstanding,
  pro forma as adjusted.....................................    10,340      10,340            --
Shareholders' equity (deficit):
Preferred stock, no par value; 5,000,000 shares authorized,
  no shares issued or outstanding, pro forma as adjusted....        --          --            --
Common stock, no par value; 75,000,000 shares authorized,
  29,724,600, 33,724,600 and 38,124,600 shares issued and
  outstanding, actual, pro forma and pro forma as
  adjusted..................................................     4,306      19,306        71,302
Retained earnings (deficit).................................        31          31          (269)
Notes receivable from sale of common stock..................    (3,024)     (3,024)       (3,024)
Capital distribution in excess of basis in common stock.....   (30,064)    (30,064)      (30,064)
                                                              --------    --------      --------
  Total shareholders' equity (deficit)......................   (28,751)    (13,751)       37,945
                                                              --------    --------      --------
  Total capitalization......................................  $  6,589    $  6,589      $ 37,945
                                                              ========    ========      ========

     The information in the table above excludes:

     - 4,578,875 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 1999 at a weighted average exercise price of $1.88 per share;

     - 15,438 shares of common stock issued upon the exercise of options in July 1999;

     - 2,914,525 shares of common stock reserved for future issuance under our stock incentive plans; and

     - 600,000 shares of common stock reserved for issuance under our employee stock purchase plan. See "Capitalization," "Management -- 1999 Stock Incentive Plan," "-- 1999 Employee Stock Purchase Plan" and note 5 of the notes to our consolidated financial statements.

                                    DILUTION

     Our pro forma net tangible book value (deficit) as of June 30, 1999 was $(14,127,000), or $(0.42) per share of common stock. Pro forma net tangible book value (deficit) per share represents the amount of our total assets reduced by the amount of our purchased technology and software and total liabilities, divided by the pro forma number of shares of common stock outstanding after giving effect to the issuance and conversion of 2,666,667 shares of our Series A Preferred Stock into 4,000,000 shares of common stock.

     After giving effect to the sale of the 4,400,000 shares of common stock offered hereby at an assumed initial public offering price of $13.00 per share and our receipt of the estimated net proceeds therefrom, our pro forma net tangible book value as of June 30, 1999 would have been approximately $37,569,000, or $0.99 per share. This represents an immediate increase in pro forma net tangible book value of $1.41 per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $12.01 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............            $13.00
  Pro forma net tangible book value (deficit) per share.....  $(0.42)
  Increase per share attributable to new investors..........    1.41
                                                              ------
Pro forma net tangible book value per share after this
  offering..................................................              0.99
                                                                        ------
Dilution per share to new investors.........................            $12.01
                                                                        ======

     The following table summarizes on a pro forma basis, as of June 30, 1999, the differences between the existing shareholders, as adjusted, and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid.

                                           SHARES PURCHASED       TOTAL CONSIDERATION      AVERAGE
                                         --------------------    ---------------------      PRICE
                                           NUMBER     PERCENT      AMOUNT      PERCENT    PER SHARE
                                         ----------   -------    -----------   -------    ---------
Existing shareholders..................  33,724,600     88.5%    $19,249,000       18%     $ 0.57
New investors..........................   4,400,000     11.5      57,200,000       72      $13.00
                                         ----------    -----     -----------    -----
          Totals.......................  38,124,600    100.0%    $76,449,000    100.0%
                                         ==========    =====     ===========    =====

     The information in the table above excludes:

     - 4,578,875 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 1999 at a weighted average exercise price of $1.88 per share;

     - 15,438 shares of common stock issued upon the exercise of options in July 1999;

     - 2,914,525 shares of common stock reserved for future issuance under our stock incentive plans; and

     - 600,000 shares of common stock reserved for issuance under our employee stock purchase plan. See "Capitalization," "Management -- 1999 Stock Incentive Plan," "-- 1999 Employee Stock Purchase Plan" and note 5 of the notes to our consolidated financial statements.

     The issuance of common stock under our stock plans will result in further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. The following selected consolidated statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the six months ended June 30, 1998 and 1999 and the consolidated balance sheet data at December 31, 1997 and 1998 and June 30, 1999 have been derived from audited and unaudited consolidated financial statements included elsewhere in this prospectus. The consolidated data presented below for the year ended December 31, 1995 and at December 31, 1995 and 1996 are derived from audited consolidated financial statements that are not included in this prospectus. The consolidated data presented below for the year ended December 31, 1994 and at December 31, 1994 are derived from unaudited consolidated financial statements that are not included in this prospectus. The data presented below do not include pro forma adjustments to reflect the income tax provision as if we were a C corporation in fiscal years 1994, 1995 and 1996.

                                                                                                       SIX MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                     JUNE 30,
                                                 ---------------------------------------------------   -----------------
                                                    1994        1995      1996      1997      1998      1998      1999
                                                 -----------   -------   -------   -------   -------   -------   -------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:

Revenues:
  Licenses.....................................    $ 4,835     $ 7,219   $ 9,316   $12,158   $24,901   $ 9,580   $21,365
  Services.....................................        851       2,305     3,546     6,157     9,889     4,455     6,924
                                                   -------     -------   -------   -------   -------   -------   -------
        Total revenues.........................      5,686       9,524    12,862    18,315    34,790    14,035    28,289
                                                   -------     -------   -------   -------   -------   -------   -------
Cost of revenues:
  Licenses.....................................         99         260       950     1,307     3,433     1,504     1,404
  Services.....................................      2,126         980     1,467     1,972     2,507     1,044     1,738
                                                   -------     -------   -------   -------   -------   -------   -------
        Total cost of revenues.................      2,225       1,240     2,417     3,279     5,940     2,548     3,142
                                                   -------     -------   -------   -------   -------   -------   -------
Gross profit...................................      3,461       8,284    10,445    15,036    28,850    11,487    25,147
Operating expenses:
  Sales and marketing..........................        672       2,179     4,328     5,845    11,836     4,371    12,158
  Research and development.....................        502       1,134     2,995     4,293     8,047     3,629     6,034
  General and administrative...................      2,250       2,636     3,494     3,450     5,278     2,070     3,989
  Compensation and other costs.................         --          --        --        --        --        --       775
                                                   -------     -------   -------   -------   -------   -------   -------
        Total operating expenses...............      3,424       5,949    10,817    13,588    25,161    10,070    22,956
                                                   -------     -------   -------   -------   -------   -------   -------
Income (loss) from operations..................         37       2,335      (372)    1,448     3,689     1,417     2,191
Other income (expense), net....................          6          51       389      (137)      336       119        82
                                                   -------     -------   -------   -------   -------   -------   -------
Income before income tax provision.............         43       2,386        17     1,311     4,025     1,536     2,273
Income tax provision...........................         26          28         1     1,022     1,679       637       959
                                                   -------     -------   -------   -------   -------   -------   -------
Net income.....................................    $    17     $ 2,358   $    16   $   289   $ 2,346   $   899     1,314
                                                   =======     =======   =======   =======   =======   =======
Preferred stock dividends......................                                                                      340
                                                                                                                 -------
Net income applicable to common shareholders...                                                                  $   974
                                                                                                                 =======
Net income per share:
  Basic........................................    $    --     $  0.12   $    --   $  0.01   $  0.05   $  0.02   $  0.03
  Diluted......................................    $    --     $  0.12   $    --   $  0.01   $  0.05   $  0.02   $  0.02
Weighted average shares outstanding:
  Basic........................................     19,500      19,500    38,350    40,373    44,261    43,990    38,809
  Diluted......................................     19,500      19,500    38,350    40,617    44,459    43,990    43,580

                                                                         DECEMBER 31,
                                                      --------------------------------------------------    JUNE 30,
                                                         1994        1995     1996      1997      1998        1999
                                                      -----------   ------   -------   -------   -------   -----------
                                                                               (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:

Cash and cash equivalents...........................    $1,801      $2,709   $    --   $ 2,096   $ 8,981     $11,777
Working capital.....................................     1,158       2,594       553       374     2,771       3,151
Total assets........................................     4,281       6,171     6,408     9,713    19,645      27,468
Long-term debt......................................        --          --        --        --        --      10,000
Series A Redeemable Preferred Stock.................        --          --        --        --        --      15,000
Series B Redeemable Preferred Stock.................        --          --        --        --        --      10,340
Total shareholders' equity (deficit)................     1,681       2,996     2,429     2,836     5,074     (28,751)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations also should be read in conjunction with the consolidated financial statements and notes to those statements included elsewhere in this prospectus.

OVERVIEW

     We provide application and information availability software solutions that enhance the performance and reliability of an organization's e-business, packaged and custom applications and enable the delivery of information across the entire enterprise.

     We were incorporated in 1987. At our inception we focused on developing and marketing software which supported developers and users of Hewlett Packard's HP 3000 proprietary operating system known as MPE. In 1995 Vincent C. Smith joined us as a director and in 1997 he became our chief executive officer. In 1995, we began to transition our focus from proprietary MPE technology to open system technology. Additionally, commencing in 1995, we began extending our Vista Plus product to open system architectures, and in 1998 we extended Vista Plus to support the Internet. In 1996 we acquired R*Tech which developed SQLab, our first product series for Oracle databases. In 1997 we made a number of additional acquisitions which augmented the product line for managing Oracle databases including our SQL Navigator, I/Watch and Schema Manager products. Beginning in late 1997, we also began a major expansion of our research and development, sales and marketing, and customer support organizations by adding personnel in all departments, and through an acquisition, the establishment of operations in Australia and the United Kingdom. Commencing in the second half of 1998 we also introduced several additional products including SharePlex and SQLab Xpert. In 1998 we also established a direct sales operation in Germany.

     We derive our revenues primarily from the sale of software licenses and related annual maintenance fees. Our total revenues have increased over each of the past five fiscal years, from $5.7 million in 1994 to $34.8 million in 1998. Pricing of our software licenses is based on the number of servers, workstations and/or users of our products. Annual maintenance contracts may be purchased separately by customers at their discretion.

     We recognize software license revenues when a non-cancellable license agreement has been signed with a customer, the software is shipped, no significant post delivery vendor obligations remain and collection is deemed probable. Maintenance revenues are recognized ratably over the contract term, which is typically one year. Revenues for consulting services are recognized as such services are performed. See note 1 of the notes to our consolidated financial statements.

     We market our software and services primarily through our direct sales organization in the United States, the United Kingdom, Germany and Australia. International revenues from licenses and services sold to customers outside of North America were $1.3 million in 1996, $1.4 million in 1997, $5.8 million in 1998 and $6.2 million in the six months ended June 30, 1999. We intend to expand our international sales activities as part of our business strategy. All of our current international revenues are derived from the operations of our three wholly-owned subsidiaries in Australia, the United Kingdom and Germany. Our international subsidiaries conduct business in the currency of the country in which they operate, exposing us to currency fluctuations and currency transaction losses or gains which are outside of our control. Historically fluctuations in foreign currency exchange rates have not had a material effect on our business. We have not to date conducted any hedging transactions to reduce our risk to currency fluctuations.

     In the development of new products and enhancements of existing products, the technological feasibility of the software is not established until substantially all product development is complete. Historically, our software development costs eligible for capitalization have been insignificant and all costs related to internal research and development have been expensed as incurred.

     At the time of our incorporation, we elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code. As an S corporation, our shareholders were liable for federal income tax liabilities resulting from our operations. Effective January 1, 1997, we terminated our status as an S corporation and for all periods thereafter we have been liable for federal income taxes. Prior to the termination of our S corporation status, we declared distributions as dividends to shareholders payable in cash in an amount generally equal to the tax consequence created by our earnings up to the date of such termination.

RESULTS OF OPERATIONS

     The following table sets forth certain consolidated statement of operations data as a percentage of total revenues for the periods indicated:

                                                                                  SIX MONTHS
                                                     YEAR ENDED DECEMBER 31,    ENDED JUNE 30,
                                                     -----------------------    --------------
                                                     1996     1997     1998     1998     1999
                                                     -----    -----    -----    -----    -----
Revenues:
  Licenses.........................................   72.4%    66.4%    71.6%    68.3%    75.5%
  Services.........................................   27.6     33.6     28.4     31.7     24.5
                                                     -----    -----    -----    -----    -----
          Total revenues...........................  100.0    100.0    100.0    100.0    100.0
                                                     -----    -----    -----    -----    -----
Cost of revenues:
  Licenses.........................................    7.4      7.1      9.9     10.7      5.0
  Services.........................................   11.4     10.8      7.2      7.4      6.1
                                                     -----    -----    -----    -----    -----
          Total cost of revenues...................   18.8     17.9     17.1     18.2     11.1
                                                     -----    -----    -----    -----    -----
Gross profit.......................................   81.2     82.1     82.9     81.8     88.9
Operating expenses:
  Sales and marketing..............................   33.6     31.9     34.0     31.1     43.0
  Research and development.........................   23.3     23.5     23.1     25.9     21.4
  General and administrative.......................   27.2     18.8     15.2     14.7     14.1
  Compensation and other costs.....................     --       --       --       --      2.7
                                                     -----    -----    -----    -----    -----
          Total operating expenses.................   84.1     74.2     72.3     71.7     81.2
                                                     -----    -----    -----    -----    -----
Income (loss) from operations......................   (2.9)     7.9     10.6     10.1      7.7
Other income (expense), net........................    3.0     (0.7)     0.9      0.8      0.3
                                                     -----    -----    -----    -----    -----
Income before income tax provision.................    0.1      7.2     11.5     10.9      8.0
Income tax provision...............................     --      5.6      4.8      4.5      3.4
                                                     -----    -----    -----    -----    -----
Net income.........................................    0.1%     1.6%     6.7%     6.4%     4.6%
                                                     =====    =====    =====    =====    =====

SIX MONTHS ENDED JUNE 30, 1998 AND 1999

     Revenues

     Revenues are derived from the sale of software licenses and related services. Total revenues were $14.0 million and $28.3 million for the six months ended June 30, 1998 and 1999, respectively, representing an increase of $14.3 million, or 102.1%. International revenues accounted for 15.3% and 22.0% of total revenues for the six months ended June 30, 1998 and 1999, respectively.

     Licenses. Licenses were $9.6 million and $21.4 million for the six months ended June 30, 1998 and 1999, respectively, representing an increase of $11.8 million, or 123.0%. This increase resulted from both an increase in the size of both the domestic and international sales organizations of 129 people as well as the availability of new products. Products available in the first six months of 1999 which were not available in 1998 included Schema Manager, I/Watch and TOAD along with the Vista Plus interface module for SAP R/3. Licenses represented 68.3% and 75.5% of total revenues for the six months ended June 30, 1998 and 1999, respectively. International licenses represented 17.2% and 24.3% of total licenses in the six months ended June 30, 1998 and 1999, respectively.

     Services. Services were $4.5 million and $6.9 million for the six months ended June 30, 1998 and 1999, respectively, representing an increase of $2.4 million, or 53.3%. Services consist primarily of annual maintenance fees for technical support and product enhancements. Maintenance fees are generally renewable annually at the customer's option and are recognized over the term of each agreement. The increase in services for the six months ended June 30, 1999 reflected increases in the installed base of customers that purchased maintenance. Services represented 31.7% and 24.5% of total revenues for the six months ended June 30, 1998 and 1999, respectively. International services accounted for 11.1% and 15.0% of services for the six months ended June 30, 1998 and 1999, respectively.

     Cost of Revenues

     Cost of Licenses. Cost of licenses includes amortization of purchased technology and software licenses, product media, printing and duplication costs, and royalties to former owners of acquired technologies. Cost of licenses was $1.5 million and $1.4 million for the six months ended June 30, 1998 and 1999, respectively, representing a decrease of $100,000, or 6.7%. This decrease was principally a result of a $144,000 decrease in royalties and a $143,000 decrease in amortization of purchased technology and software licenses, offset in part by an increase of $185,000 in product media, printing and duplication costs. Cost of licenses represented 15.7% and 6.6% of license revenue for the six months ended June 30, 1998 and 1999, respectively. The decrease as a percentage of license revenue resulted from increased license revenue without a corresponding increase in amortization of technology rights and software licenses which do not vary by the number of licenses sold. We do not expect the cost of licenses to increase as a percentage of licenses based upon our current amortization projections and existing royalty obligations.

     Cost of Services. Cost of services includes salaries and related costs for customer support personnel. Cost of services was $1.0 million and $1.7 million for the six months ended June 30, 1998 and 1999, respectively, representing an increase of $700,000, or 70.0%. This increase was primarily due to a 12 person increase in the number of customer support personnel to manage and support our growing customer base as well as the increased number of product offerings. Cost of services was 23.4% and 25.1% of service revenues for the six months ended June 30, 1998 and 1999, respectively. We expect the cost of services to increase in absolute dollars for the foreseeable future as additional customer support personnel are retained.

     Operating Expenses

     Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions earned by sales personnel, recruiting costs, trade show, travel and entertainment and other marketing communications costs such as advertising and promotion. Sales and marketing expenses were $4.4 million and $12.1 million for the six months ended June 30, 1998 and 1999, respectively, representing an increase of $7.7 million, or 175%. This increase reflects a $3.2 million increase in salaries and related expenses due to the rapid expansion of our sales and marketing organization which we commenced in early 1998. Sales commissions also increased $2.1 million. Sales and marketing expenses represented 31.1% and 43.0% of total revenues for the six months ended June 30, 1998 and 1999, respectively. We expect that sales and marketing expenses will continue to increase in absolute dollars for the foreseeable future as commissions increase with expected increases in revenues and as we continue to expand the size of our sales and marketing organization.


     Research and Development. Research and development expenses consist primarily of salaries and benefits for software developers, software product managers and quality assurance personnel and payments to outside software development contractors. Research and development expenses were $3.6 million and $6.0 million for the six months ended June 30, 1998 and 1999, respectively, representing an increase of $2.4 million, or 66.7%. This increase was primarily related to an 83 person increase in the number of software developers, both in our domestic and Australian development operations. Research and development costs represented 25.9% and 21.4% of total revenues for the six months ended June 30, 1998 and 1999, respectively. We expect that research and development expenses will continue to increase in absolute dollars for the foreseeable future as additional development personnel are hired.


     General and Administrative. General and administrative expenses consist primarily of salaries, benefits and related costs for our executive, finance, administrative and information services personnel.

General and administrative expenses were $2.1 million and $4.0 million for the six months ended June 30, 1998 and 1999, respectively, representing an increase of $1.9 million, or 90.5%. This increase was due to a number of factors including a $495,000 increase in salaries and related expenses due to a ten person increase in the number of general and administrative personnel necessary to support our expanding operations and a $806,000 increase in professional fees and depreciation in the aggregate. General and administrative costs represented 14.7% and 14.1% of total revenues for the six months ended June 30, 1998 and 1999, respectively. We expect that general and administrative expenses will continue to increase in absolute dollars for the foreseeable future as a result of the continued expansion of administrative staff and expenses associated with being a public company, including annual and other public reporting costs, directors' and officers' liability insurance premiums, investor relations programs and professional services fees.

     Compensation and Other Costs. Compensation and other costs include $715,000 related to the severance package provided to Doran Machin, one of our founders and a director, which will be paid out over a three year period, and $60,000 in compensation costs related to the grant of stock options.

     Other Income (Expense), net. Other income (expense), net is comprised of interest income, interest expense and foreign currency transaction gains and losses. Other income (expense), net was $119,000 and $82,000 for the six months ended June 30, 1998 and 1999, respectively, representing a decrease of $37,000.

     Provision for Income Taxes. Provision for income taxes was $637,000 and $959,000 for the six months ended June 30, 1998 and 1999, respectively, representing an increase of $322,000 due to higher income. Our effective income tax rate was 41.5% and 42.2% for the six months ended June 30, 1998 and 1999, respectively.

     Net Income Applicable to Common Shareholders. Net income applicable to common shareholders represents net income less $340,000 of cumulative dividends payable on the Series B Redeemable Preferred Stock.

YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

     Revenues

     Revenues were $12.9 million, $18.3 million and $34.8 million for 1996, 1997 and 1998, respectively, representing increases of $5.4 million, or 41.9%, from 1996 to 1997 and $16.5 million, or 90.2%, from 1997 to 1998. International revenues accounted for 10.2%, 7.4%, and 16.7% of total revenues for 1996, 1997, and 1998, respectively. One customer accounted for 12% of total revenues in 1996. No customer accounted for more than 10.0% of total revenues in 1997 or 1998.

     Licenses. Licenses were $9.3 million, $12.2 million and $24.9 million in 1996, 1997 and 1998, respectively, representing increases of $2.9 million, or 31.2%, from 1996 to 1997 and $12.7 million, or 104.1%, from 1997 to 1998.
Licenses represented 72.4%, 66.4% and 71.6% of total revenues in 1996, 1997 and 1998, respectively. International licenses accounted for 11.9%, 8.2%, and 18.6% of total licenses in 1996, 1997, and 1998, respectively. The increase in licenses from 1996 to 1997 was due to the increase in the size of the domestic sales organization combined with the availability in 1997 of our SQL Navigator product. The increase in licenses from 1997 to 1998 was due to the expansion of our domestic sales organization of 67 people, a $3.6 million increase in international license revenue, greater market acceptance of our products for Oracle database market and the success of our Vista Plus product for the UNIX environment.

     Services. Services were $3.5 million, $6.1 million and $9.9 million in 1996, 1997 and 1998, respectively, representing increases of $2.6 million, or 74.3%, from 1996 to 1997 and $3.8 million, or 62.3%, from 1997 to 1998. Services represented 27.6%, 33.6% and 28.4% of total revenues in 1996, 1997 and 1998, respectively. The increase in services from 1996 to 1997 and 1997 to 1998 reflects the increase in the number of software licenses sold with maintenance agreements. International services accounted for 5.7%, 5.7% and 11.9% of total services in 1996, 1997 and 1998, respectively.

     Cost of Revenues

     Cost of Licenses. Cost of licenses was $950,000, $1.3 million and $3.4 million in 1996, 1997 and 1998, respectively, representing increases of $350,000, or 36.8%, from 1996 to 1997 and $2.1 million, or 161.5%, from 1997 to
1998. Cost of licenses as a percentage of license revenue was 10.2%, 10.8% and 13.8% for 1996, 1997 and 1998, respectively. The increase in cost of licenses as a percentage of license revenue from 1997 to 1998 was attributable primarily to a $1.8 million increase in royalties and a $551,000 increase in amortization of purchased technology and software licenses.

     Cost of Services. Cost of services was $1.5 million, $2.0 million and $2.5 million in 1996, 1997 and 1998, respectively, representing increases of $500,000, or 33.3%, from 1996 to 1997 and $500,000, or 25.0%, from 1997 to 1998.
The increases over these periods were primarily due to an increase in the number of customer support personnel to service our growing customer and product base. Cost of services as a percentage of service revenues was 41.4%, 32.0% and 25.4% for 1996, 1997 and 1998, respectively. The decreases in cost of services as a percentage of services over these periods were primarily due to economies of scale realized as a result of our increasing service revenues.

     Operating Expenses

     Sales and Marketing. Sales and marketing expenses were $4.3 million, $5.8 million and $11.8 million in 1996, 1997 and 1998, respectively, representing increases of $1.5 million, or 34.9%, from 1996 to 1997 and $6.0 million, or 103.4%, from 1997 to 1998. The increase from 1996 to 1997 was primarily due to additional commissions. The increase from 1997 to 1998 reflects our increasing investment in our sales and marketing organization, which included a $3.6 million increase in salaries and related expenses, a $1.1 million increase in additional commissions and a $353,000 increase in marketing communications expenses such as trade shows and advertising. Travel and entertainment expenses, and related costs of hiring sales and marketing management also increased.

     Research and Development. Research and development expenses were $3.0 million, $4.3 million and $8.0 million in 1996, 1997 and 1998, respectively, representing increases of $1.3 million, or 43.3%, from 1996 to 1997 and $3.7 million, or 86.0%, from 1997 to 1998. The increases for these periods were primarily related to a 63 person increase in the number of software developers and quality assurance personnel and, to a lesser extent, an increase of $1.1 million in the cost of hiring outside contractors to support product development activities.

     General and Administrative. General and administrative expenses were $3.5 million, $3.5 million and $5.3 million in 1996, 1997 and 1998, respectively, representing a decrease of $44,000, or 1.3%, from 1996 to 1997 and an increase of $1.8 million, or 51.4%, from 1997 to 1998. The most significant expense increases from 1997 to 1998 were for salaries and related expenses and rent.

     Other Income (Expense), net. Other income (expense), net was $389,000 in 1996, $(137,000) in 1997 and $336,000 in 1998, representing a decrease of
$526,000 from 1996 to 1997 and an increase of $473,000 from 1997 to 1998. The decrease from 1996 to 1997 was due to the loss on the disposal of fixed assets and other costs associated with Quest International, a subsidiary in the UK which was put into liquidation. The increase from 1997 to 1998 reflects increased interest income from higher cash and short-term investments.

     Provision for Income Taxes. Provision for income taxes was $1,000, $1.0 million and $1.7 million in 1996, 1997 and 1998, respectively, representing increases of $999,000, from 1996 to 1997 and $700,000, or 70.0%, from 1997 to
1998. The effective income tax rate was 5.9%, 78.0%, and 41.7% in 1996, 1997 and 1998, respectively. The high effective tax rate in 1997 is attributable to our election, effective January 1, 1997, to terminate our status as an S corporation under federal tax regulations which resulted in the establishment of deferred taxes. See note 5 of the notes to our consolidated financial statements.

     Inflation

     Inflation has not had a significant effect on our results of operations or financial position for the years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth unaudited consolidated statement of operations data for the ten quarters in the period ended June 30, 1999, as well as such data expressed as a percentage of total revenues for the periods indicated. This data has been derived from our unaudited consolidated financial statements that have been prepared on the same basis as the audited consolidated financial statements included in this prospectus, and, in the opinion of our management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information when read in conjunction with the consolidated financial statements and the notes thereto included in this prospectus. These quarterly results have been in the past and may in the future be subject to significant fluctuations. As a result, we believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected in any future period.

                                                                              THREE MONTHS ENDED
                                            ---------------------------------------------------------------------------------------
                                            MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                              1997       1997       1997        1997       1998       1998       1998        1998
                                            --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                                (IN THOUSANDS)
Revenues:

  Licenses................................   $2,505     $2,700     $3,066      $3,887     $4,840     $4,740     $6,190      $9,131
  Services................................    1,487      1,600      1,405       1,665      2,203      2,252      2,544       2,890
                                             ------     ------     ------      ------     ------     ------     ------      ------
        Total revenues....................    3,992      4,300      4,471       5,552      7,043      6,992      8,734      12,021
                                             ------     ------     ------      ------     ------     ------     ------      ------
Cost of revenues:
  Licenses................................      215        183        179         730        557        947      1,081         848
  Services................................      420        474        500         578        521        523        609         854
                                             ------     ------     ------      ------     ------     ------     ------      ------
        Total cost of revenues............      635        657        679       1,308      1,078      1,470      1,690       1,702
                                             ------     ------     ------      ------     ------     ------     ------      ------
Gross profit..............................    3,357      3,643      3,792       4,244      5,965      5,522      7,044      10,319
Operating expenses:
  Sales and marketing.....................    1,245      1,265      1,461       1,874      1,923      2,448      3,169       4,296
  Research and development................      856      1,230      1,087       1,120      1,766      1,863      1,928       2,490
  General and administrative..............      723        849        900         978        841      1,229        980       2,228
  Compensation and other costs............       --         --         --          --         --         --         --          --
                                             ------     ------     ------      ------     ------     ------     ------      ------
        Total operating expenses..........    2,824      3,344      3,448       3,972      4,530      5,540      6,077       9,014
                                             ------     ------     ------      ------     ------     ------     ------      ------
Income (loss) from operations.............      533        299        344         272      1,435        (18)       967       1,305
Other income (expense), net...............      (84)       (62)        (9)         18         48         71        106         111
                                             ------     ------     ------      ------     ------     ------     ------      ------
Income before provision for income
  taxes...................................      449        237        335         290      1,483         53      1,073       1,416
Provision for income taxes................      350        183        262         227        615         22        446         596
                                             ------     ------     ------      ------     ------     ------     ------      ------
Net income................................   $   99     $   54     $   73      $   63     $  868     $   31     $  627      $  820
                                             ======     ======     ======      ======     ======     ======     ======      ======
AS A PERCENTAGE OF TOTAL REVENUES
Revenues:
  Licenses................................     62.8%      62.8%      68.6%       70.0%      68.7%      67.8%      70.9%       76.0%
  Services................................     37.2       37.2       31.4        30.0       31.3       32.2       29.1        24.0
                                             ------     ------     ------      ------     ------     ------     ------      ------
        Total revenues....................    100.0      100.0      100.0       100.0      100.0      100.0      100.0       100.0
                                             ------     ------     ------      ------     ------     ------     ------      ------
Cost of revenues:
  Licenses................................      5.4        4.3        4.0        13.2        7.9       13.5       12.3         7.1
  Services................................     10.5       11.0       11.2        10.4        7.4        7.5        7.0         7.1
                                             ------     ------     ------      ------     ------     ------     ------      ------
        Total cost of revenues............     15.9       15.3       15.2        23.6       15.3       21.0       19.3        14.2
                                             ------     ------     ------      ------     ------     ------     ------      ------
Gross profit..............................     84.1       84.7       84.8        76.4       84.7       79.0       80.7        85.8
Operating expenses:
  Sales and marketing.....................     31.2       29.4       32.7        33.8       27.3       35.0       36.3        35.7
  Research and development................     21.4       28.6       24.3        20.2       25.1       26.6       22.1        20.7
  General and administrative..............     18.1       19.8       20.1        17.5       11.9       17.6       11.2        18.5
  Compensation and other costs............       --         --         --          --         --         --         --          --
                                             ------     ------     ------      ------     ------     ------     ------      ------
        Total operating expenses..........     70.7       77.8       77.1        71.5       64.3       79.3       69.6        75.0
                                             ------     ------     ------      ------     ------     ------     ------      ------
Income (loss) from operations.............     13.4        6.9        7.7         4.9       20.4       (0.3)      11.1        10.8
Other income (expense), net...............     (2.1)      (1.4)      (0.2)        0.3        0.6        1.0        1.2         0.9
                                             ------     ------     ------      ------     ------     ------     ------      ------
Income before provision for income
  taxes...................................     11.3        5.5        7.5         5.2       21.0        0.7       12.3        11.7
Provision for income taxes................      8.8        4.3        5.9         4.1        8.7        0.3        5.1         5.0
                                             ------     ------     ------      ------     ------     ------     ------      ------
Net income................................      2.5%       1.2%       1.6%        1.1%      12.3%       0.4%       7.2%        6.7%
                                             ======     ======     ======      ======     ======     ======     ======      ======

                                            THREE MONTHS ENDED
                                            -------------------
                                            MAR. 31,   JUNE 30,
                                              1999       1999
                                            --------   --------
                                              (IN THOUSANDS)
Revenues:
  Licenses................................   $9,540    $11,825
  Services................................    3,299      3,625
                                             ------    -------
        Total revenues....................   12,839     15,450
                                             ------    -------
Cost of revenues:
  Licenses................................      684        720
  Services................................      904        834
                                             ------    -------
        Total cost of revenues............    1,588      1,554
                                             ------    -------
Gross profit..............................   11,251     13,896
Operating expenses:
  Sales and marketing.....................    5,036      7,122
  Research and development................    2,758      3,276
  General and administrative..............    1,938      2,051
  Compensation and other costs............       --        775
                                             ------    -------
        Total operating expenses..........    9,732     13,224
                                             ------    -------
Income (loss) from operations.............    1,519        672
Other income (expense), net...............      113        (31)
                                             ------    -------
Income before provision for income
  taxes...................................    1,632        641
Provision for income taxes................      689        270
                                             ------    -------
Net income................................   $  943    $   371
                                             ======    =======
AS A PERCENTAGE OF TOTAL REVENUES
Revenues:
  Licenses................................     74.3%      76.5%
  Services................................     25.7       23.5
                                             ------    -------
        Total revenues....................    100.0      100.0
                                             ------    -------
Cost of revenues:
  Licenses................................      5.3        4.7
  Services................................      7.0        5.4
                                             ------    -------
        Total cost of revenues............     12.3       10.1
                                             ------    -------
Gross profit..............................     87.6       89.9
Operating expenses:
  Sales and marketing.....................     39.2       46.1
  Research and development................     21.5       21.2
  General and administrative..............     15.1       13.3
  Compensation and other costs............       --        5.0
                                             ------    -------
        Total operating expenses..........     75.8       85.6
                                             ------    -------
Income (loss) from operations.............     11.8        4.3
Other income (expense), net...............      0.9       (0.2)
                                             ------    -------
Income before provision for income
  taxes...................................     12.7        4.1
Provision for income taxes................      5.4        1.2
                                             ------    -------
Net income................................      7.3%       2.4%
                                             ======    =======

     Our total revenues have increased in each period presented with the exception of the three months ended June 30, 1998. These increases have been generally due to increased acceptance of our products and the expansion of our sales force and increased service revenues as the installed customer base has grown. Total cost of revenues have also generally increased in absolute dollars over these periods presented due to increased amortization of purchased technology and software licenses, royalty costs and an increase in the number of customer support personnel. Total operating expenses have increased in absolute dollars in each period presented as we have grown our infrastructure to support our expanding operations.

     While we have not experienced a significant amount of seasonality in the past, we expect that we will begin to experience seasonal customer buying patterns in the foreseeable future. Specifically, we would expect to experience relatively stronger demand for our products during the quarters ending December 31 and June 30, and relatively weaker demand in the quarters ending March 31 and September 30. In addition, to the extent international operations constitute a greater percentage of our revenues in future periods, we anticipate that demand for our products in Europe will decline during the summer vacation season.

LIQUIDITY AND CAPITAL RESOURCES

     We have funded our business to date primarily from cash generated by our operations. Our sources of liquidity as of June 30, 1999 consisted principally of cash and cash equivalents of $11.8 million.

     Net cash provided by operating activities was $16,000, $3.6 million and $8.2 million in 1996, 1997 and 1998, respectively, and $4.3 million for the six months ended June 30, 1999. The increases in 1997, 1998 and 1999 were primarily due to increases in net income, depreciation and amortization, deferred revenue resulting from additional service contracts and accrued expenses, offset by increases in accounts receivable resulting from increased sales.

     Investing activities have consisted of purchases of property and equipment and the acquisition of technology and software licenses. Capital expenditures totaled $589,000, $536,000 and $1.2 million in 1996, 1997 and 1998, respectively, and $1.5 million in the six months ended June 30, 1999. Purchases of technology and software licenses were $769,000, $831,000 and $57,000 in 1996, 1997 and 1998, respectively, and $234,000 for the six months ended June 30, 1999. See note 1 of the notes to our consolidated financial statements.


     Financing activities used $1.4 million, $270,000 and $8,000 in 1996, 1997 and 1998, respectively, and generated $229,000 for the six months ended June 30, 1999, and are comprised in 1996 and 1997 primarily of distributions to shareholders as a result of our status as an S corporation for federal income tax purposes. In April 1999, we raised $25.0 million through the sale of preferred stock and an additional $10.0 million in term debt from a commercial bank in order to purchase shares of common stock from a shareholder and founder for $35.0 million. See "Certain Transactions" and note 6 of the notes to our consolidated financial statements.


     We believe that the net proceeds from this offering, our existing cash balances and cash equivalents and cash from operations will be sufficient to finance our operations through at least the next 12 months. If additional financing is needed, there can be no assurance that such financing will be available to us on commercially reasonable terms or at all.

YEAR 2000

     Many currently installed computer systems and software products are unable to distinguish between twentieth century dates and twenty-first century dates because such systems were developed using two digits rather than four to determine the applicable year. This error could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with such "Year 2000" requirements.

     State of Readiness of our Operations. Our business is dependent on the operation of numerous systems that could potentially be affected by Year 2000-related problems. Those systems include, among others:

     - the software products we sell to customers;

     - hardware and software systems used by us in our operations, including our proprietary software systems as well as software supplied by third parties;

     - communications networks such as our client/server network, the Internet and our private intranet;

     - the hardware and software systems of our customers and suppliers; and

     - non-information technology systems and services, such as utilities, telephone systems and building systems.

     We are currently in the process of assessing the potential overall impact of the Year 2000 on our operations. The phases of our Year 2000 assessment will be as follows:

     - assignment of responsibility for issues, such as systems, facilities, equipment, software and legal audit;

     - inventory of all aspects of our operations and relationships potentially subject to the Year 2000 problem;

     - communication as necessary with significant suppliers and service providers to determine the readiness of their products and systems and their ability to remediate their own Year 2000 issues;

     - comprehensive analysis, including impact analysis and cost analysis of our Year 2000 readiness; and

     - testing and remediation, including contacting and obtaining from vendors of the material software systems used in our business Year 2000 compliant versions of their products.

     To date, we have identified the material systems used in our business that may be affected by the Year 2000 and we expect to test them prior to the end of September 1999. We have not to date identified any non-compliant systems used in our operations. We have not used nor do we expect in the future to use any independent third parties to validate our risk assessment and cost estimates of our efforts related to Year 2000.

     Readiness of Our Products. Based on our review of the use of dates within our products, each of the current versions of our products was found to be Year 2000 compliant -- that is, they are capable of adequately distinguishing 21st century dates from 20th century dates when used in accordance with the related documentation, and subject to the Year 2000 compliance of the underlying system of the host machine and any other software used in conjunction with our products.

     Earlier versions of certain of our products and certain other discontinued products were not Year 2000 compliant when they were sold. However, we currently make available versions of our non-discontinued software that is Year 2000 compliant for customers that have current maintenance contracts with us.

     Risks. Although we have not been a party to any litigation or arbitration proceeding to date involving our products or services related to Year 2000 compliance issues, we may in the future be required to defend our products or services in such proceedings, or to negotiate resolutions of claims based on Year 2000 issues. The costs of defending and resolving Year 2000-related disputes, regardless of the merits of such disputes, and any liability for Year 2000-related damages, including consequential damages, could have a material adverse effect on our business, results of operations and financial condition.

     Success of our Year 2000 compliance efforts may depend on the success of our customers in dealing with their Year 2000 issues. Our products are generally integrated into enterprise systems involving sophisticated hardware and complex software products which may not be Year 2000 compliant. In addition, third party applications in which our products are embedded, or for which our products are separately licensed, may not comply with Year 2000 requirements, which may have an adverse impact on or demand for our products. In some cases even certain earlier Year 2000 compliant versions of our software, while compatible with earlier, non-Year 2000 compliant versions of other software products with which our software is integrated, are not compatible with certain more recent Year 2000 compliant versions of such other software providers. While we do not believe we have any obligation under these circumstances given that these customers are using older versions of our software products, there can be no assurance that we will not be subject to claims or complaints by our customers.

     Contingency Plan. To date, we have not encountered any material Year 2000 problems with the hardware and software systems we use in our operations. However, we could experience material adverse effects on our business if we fail to identify all Year 2000 dependencies in our systems and in the systems of our suppliers, customers and financial institutions. We do not presently have a comprehensive contingency plan for handling Year 2000 problems that are not detected and corrected prior to their occurrence, but we expect to continue developing such a plan, to the extent possible, throughout 1999. Despite our efforts, we may not identify and remediate all significant Year 2000 problems on a timely basis, remediation efforts may involve significant time and expense, and unremediated problems may have a material adverse effect on our business. See "Risk Factors -- Year 2000 issues present technological risks and could cause disruption of our business."

     Costs. To date, we have not incurred any material costs directly associated with our Year 2000 compliance efforts, except for compensation expense associated with our salaried employees who have devoted some of their time to our Year 2000 assessment and remediation efforts. Moreover, to date, other projects, including our new product development efforts, have not been delayed due to our Year 2000 efforts. We do not expect the total cost of Year 2000 problems to be material to our business, financial condition and operating results.

     Purchasing Patterns of our Customers. We believe that purchasing patterns of customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to correct or upgrade their current software systems for Year 2000 compliance or defer additional software purchases until after 2000. As a result, some customers and potential customers may have more limited budgets available to purchase software products such as those offered by us, and others may choose to refrain from changes in their information technology environment until after 2000. Still other companies are accelerating purchases of software products prior to 2000, causing an increase in short-term demand which may, in turn, cause a corresponding decrease in long-term demand for software products. To the extent Year 2000 issues cause significant change in, delay in, or cancellation of, decisions to purchase our products or services, our business could be materially adversely affected.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard , or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because we do not currently hold any derivative instruments and do not currently engage in hedging activities, we expect that the adoption of SFAS No. 133 will not have a material impact on our financial position or results of operations. We will be required
to implement SFAS No. 133 for the year ending           .

     In December 1998, the AICPA issued SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with respect to Certain Transactions. SOP 98-9 amends SOP 97-2 and SOP 98-4 extending the deferral of the application of certain provisions of SOP 97-2 amended by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. We do not expect the adoption of SOP 98-9 to have a material effect on our results of operations or financial condition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK DERIVATIVES AND FINANCIAL INSTRUMENTS

  FOREIGN CURRENCY HEDGING INSTRUMENTS

     We transact business in various foreign currencies. Accordingly, we are subject to exposure from adverse movements in foreign currency exchange rates. This exposure is primarily related to revenues and operating expenses in Australia, the United Kingdom and Germany denominated in the respective local currency.

     To date, we have not used hedging contracts to hedge our foreign-currency fluctuation risks. We will assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis. We also do not use derivative financial instruments for speculative trading purposes.

  FIXED INCOME INVESTMENTS

     Our general investing policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk. We currently place our investments in highly liquid money market accounts. All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents.

EUROPEAN MONETARY UNION

     Within Europe, the European Economic and Monetary Union introduced a new currency, the euro, on January 1, 1999. The new currency is in response to the European Union's policy of economic convergence to harmonize trade policy, eliminate business costs associated with currency exchange and to promote the free flow of capital, goods and services.

     On January 1, 1999, the participating countries adopted the euro as their local currency, initially available for currency trading on currency exchanges and non-cash transactions such as banking. The existing local currencies, or legacy currencies, will remain legal tender through January 1, 2002. Beginning on January 1, 2002, euro-denominated bills and coins will be issued for cash transactions. For a period of up to six months from this date, both legacy currencies and the euro will be legal tender. On or before July 1, 2002, the participating countries will withdraw all legacy currencies and exclusively use the euro.

     Our transactions are recorded in both U.S. dollars and foreign currencies. Future transactions may be recorded in the euro. We have not incurred and do not expect to incur any significant costs from the continued implementation of the euro. However, the currency risk of the euro could harm our business.

                                    BUSINESS

     This prospectus contains certain forward looking statements within the meaning of the federal securities laws. Actual results and the timing of certain events could differ materially from those projected in the forward looking statements due to a number of factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We provide application and information availability software solutions that enhance the performance and reliability of an organization's e-business, enterprise and custom applications and enable the delivery of information across the entire enterprise. Our application availability products are designed to help ensure uninterrupted and high performance access to software systems by utilizing a number of integrated products that enhance the performance of applications and the underlying database which stores an enterprise's critical information. Other primary components of our application availability solution include our database products that maintain a real-time copy of a database for offloading critical systems and assuring high availability, as well as our products that manage the complex and error-prone process of development and deployment of rapidly changing applications. Our information availability products deliver an enterprise, report-based information management solution that captures, manages and distributes report data or electronic documents from virtually any application for instant distribution over intranets or the Internet.

INDUSTRY BACKGROUND

     Organizations are constantly seeking ways to use information and technology to gain competitive advantages. To compete more effectively, organizations must deliver relevant information and provide increasingly sophisticated and time-sensitive services to a rapidly expanding audience, including employees, customers, suppliers and partners both inside and outside of the traditional enterprise. Today, a growing number of organizations are using the Internet to conduct business electronically. In embracing this e-business model, enterprises are attempting to maximize the value of their information technology infrastructure as they extend their business over the Internet to directly reach a large number of geographically dispersed end-users. The fundamental changes brought on by the increasing reliance on information technology, including today's rapidly expanding e-business initiatives, are introducing new complexities and transforming business practices:

     - Decisions need to be made in real-time by personnel at all levels both inside and outside the enterprise;

     - Users demand relevant information immediately and without interruption, and have increasingly high expectations regarding response time;

     - New software applications must be developed, and existing applications need to be extended over the Internet; and

     - Organizations must deploy new applications and technologies at an increasingly rapid pace.

     Underlying each of these requirements is the importance of effective management and distribution of information. While raising the strategic importance of real-time, dynamic information, today's e-business initiatives have heightened the challenges of developing and managing the systems to deliver it. For example, if an electronic commerce application fails, the relationship between the organization and the customer is jeopardized, giving new meaning to the term "mission critical." As a result, organizations must assure that their systems provide:

     - Application availability -- uninterrupted and high performance access to applications under widely varying conditions; and

     - Information availability -- broad distribution of critical business information from underlying applications to decision makers throughout the entire enterprise.

     Application Availability

     The challenge of today's competitive environment is to provide users with the ability to immediately execute transactions and access information, without regard to the underlying complexities inherent in the disparate systems that run business applications. Since the emergence of e-business has allowed consumers to directly communicate with an organization's systems, it is more important than ever before to maximize application performance and minimize downtime. Furthermore, as e-business, enterprise resource planning and other applications are deployed to a wider audience, rapid and unpredictable spikes in the number of users can dramatically increase the likelihood of performance degradation and system failure. Not only must organizations have adequate back-up systems in place, but they also need solutions that will enable them to proactively monitor, identify and resolve issues that can adversely affect application performance. Finally, to ensure true application availability, organizations need solutions that will enable them to quickly and accurately develop and deploy new applications and modifications to existing applications.

     Information Availability

     In addition to assuring the availability of applications, the imperatives of e-business require organizations to make the strategic information within these applications readily available to the users who need it. The Internet has created a platform for distributing critical, dynamic business information, such as inventory levels, requisitions, billing statements, manufacturing data and sales reports to a broad range of employees, partners and suppliers, many of whom may be located in geographically remote locations and connected through multiple, non-integrated systems. Organizations must be able to leverage this platform to reach customers and provide 24x7x365 access to valuable information, including customer support and current account information. The challenge, however, is effectively extracting, publishing and disseminating large volumes of information to thousands of employees, customers, partners and suppliers over the Internet without massive amounts of application reengineering.

     Need for a Comprehensive Solution

     The effectiveness of an organization's information delivery system is dependent on its application availability environment. A user's ability to access information is linked to the performance and reliability of the underlying application. Historically, organizations have relied on a combination of manual processes and a heterogeneous assortment of software tools to manage the performance and reliability of their application infrastructure and to enable the distribution of information throughout the enterprise. However, the requirements of today's e-business initiatives have stretched the capabilities of these traditional solutions. This dynamic environment has created the need for a comprehensive solution that will address the breadth of these application and information availability requirements:

     - Deliver data from multiple, heterogeneous sources, scale to thousands of users and deliver information across all environments, quickly and cost-effectively;

     - Provide high performance and reliability for 24x7x365 access, and minimize the strain on existing systems and personnel;

     - Be easy to use and deploy without requiring in-depth technical expertise;

     - Adapt to accommodate rapidly changing business needs;

     - Provide an architecture to realize immediate value for Web-based applications; and

     - Address these requirements across the entire Web, application and database environments.

THE QUEST SOLUTION

     Quest offers application and information availability software solutions that enhance the performance and reliability of e-business, enterprise and custom applications and enable the delivery of information across the entire enterprise. Key elements of our solution include:

     Assure Application Availability

     We offer a family of products that enhance the reliability and performance of software applications. Our application availability products enable the development of efficient and reliable Internet-enabled applications; accurately deploy database and application changes; provide replication solutions for fail-over capability, data distribution and distributing load across multiple systems; and proactively monitor, diagnose and resolve database and system performance issues before they are noticed by the end-user. Our products are designed to maintain the continuous availability of applications to the enterprise, not only in terms of uptime, but also in terms of providing adequate performance under a wide range of operating conditions. As a result, information technology personnel are able to efficiently and proactively enhance the performance and reliability of critical business applications.

     Extend the Reach of Information

     We enable enterprises to deliver information internally and externally via the Internet to reach employees, customers and partners throughout large and geographically dispersed organizations. Our Web-based information availability solutions enable access to a greater number of users, minimize the delay in publishing information and reduce manual printing and delivery costs associated with paper-based report distribution. For example, these solutions can integrate with corporate portals to allow for delivery of personalized information to a user's desktop through a Web browser. We optimize the storage and distribution of information by publishing information once from disparate applications to a centralized repository. This repository serves as a common platform to capture and distribute information without taxing the application systems or the network. Our solution is designed to empower decision-makers by providing relevant, dynamic information, more quickly and more cost-effectively than previously possible.

     Leverage the Web

     Our products allow organizations to leverage the functionality and flexibility of the Internet to address the high-performance demands of e-business environments. Specifically, our products are designed to adapt to the varying bandwidth and response times encountered on the Internet with efficient and fault-tolerant architectures; employ Java-based interfaces to deliver transparent Web access to business information; and ensure the security and integrity of Web-based access to applications.

     Maximize Investment in Existing Technology

     We enable organizations to enhance the capabilities and extend the benefits of their existing information technology infrastructure. Our products enable existing enterprise and custom applications to reach throughout and beyond the enterprise without requiring re-engineering. Additionally, we enable our customers to improve the reliability and performance of existing information technology infrastructure to cost-effectively and predictability support the increasing number of users and large volumes of transactions required by today's e-business applications.

     Easy to Deploy and Use

     Our products are easy to deploy and use, thereby minimizing implementation, training and support costs. We designed our products to be installed quickly by the customer, typically without the need for on-site assistance. Our products contain specific integration modules for SAP R/3, PeopleSoft and Oracle Financials, enabling rapid deployment in these environments, minimizing the need for customization and reducing ongoing maintenance requirements.

     Architected to Scale

     Our products are well-suited for large, enterprise-wide deployments. We designed our products to effectively scale when implemented in large and rapidly expanding environments without compromising system performance. Our products support heterogeneous networks, manage large quantities of information and support thousands of users while at the same time minimizing the consumption of network and computing resources. Our Java user interfaces significantly reduce the need for client-side software management, effectively leveraging today's wide deployment of Internet browser technology.

STRATEGY

     Our objective is to become the leading provider of application and information availability solutions to enable organizations to deliver relevant information and provide sophisticated services to employees, customers, suppliers and partners both inside and outside of the traditional enterprise. Key elements of our strategy include:

     Extend Product Leadership

     We offer a family of products that work together to provide application and information availability solutions capable of meeting today's performance requirements. We believe our family of application availability products provides the most thorough and efficient approach to optimizing the performance and availability of e-business, enterprise and custom applications. We also believe that we offer the leading Web-based information availability software solutions in terms of functionality and innovation. We intend to advance this product leadership by investing significantly in research and development and by acquiring and integrating complementary products and technologies. We intend to strengthen and expand our offerings of integration software for leading enterprise resource planning (ERP) applications. Our flexible and open architecture allows for the integration of new modules that enhance our current solutions and add new e-business functionality, such as electronic bill presentment. We plan to augment our existing application availability solutions with capabilities to monitor and maintain the underlying infrastructure of e-business applications. For example, we plan to introduce a product that manages and optimizes the performance of Web application servers.

     Focus on e-Business Applications Market

     We believe that both recent and expected growth in e-business applications have created strong demand for our application and information availability products. We intend to capitalize on this opportunity by actively marketing our products to companies with strong e-business initiatives. In addition to developing new e-business applications, organizations are attempting to improve the e-business functionality of their existing enterprise applications by extending them over the Internet. As a result, we believe a significant market opportunity exists to help organizations leverage these investments by incorporating new e-business functionality into these systems. We believe that our products will be used as a key component of the infrastructure for emerging e-business applications.

     Leverage our Significant Installed Base of Customers

     We have an installed base of thousands of customers that we believe provides us with a significant opportunity for additional sales of current and future products, as well as ongoing maintenance revenues. A majority of our customers have purchased only one or a few of our products or use our products in specific business-units or locations. We believe that we can sell more deeply into our installed customer base by expanding these departmental deployments into enterprise-wide implementations as well as by cross-selling additional products and services.

     Expand our Sales Force and Distribution Channels

     We market and sell our products worldwide primarily though a direct sales and telesales force. We believe that our direct sales approach allows us to achieve better control of the sales process and respond more quickly to customer needs while maintaining an efficient sales model. We are continuing to expand our direct sales efforts both domestically and internationally. Sales outside of North America represented approximately 17% of total revenue in 1998, and we believe that there is significant untapped demand for our software products internationally. We intend to continue to expand our direct sales staff and increase the number of sales offices internationally, and, to a lesser extent, develop alliances with international distributors.

     Extend Strategic Integrator Relationships

     We intend to increase the value of our solutions to customers by offering additional and improved consulting and implementation services for our enterprise-level software solutions. Specifically, we plan to extend our existing strategic relationships and develop new partnerships with leading global systems integrators who specialize in implementing software solutions that support e-business and enterprise application software. We believe that these relationships will both facilitate the successful enterprise deployment of our products and generate additional product sales opportunities.

PRODUCTS

     Our products are designed to work individually and together to provide immediate and continuous availability of applications and information, both of which are critical as enterprises rapidly extend their information technology infrastructure. Our products and their functionality are summarized below:

------------------------------------------------------------------------------------------------------------
                                           INFORMATION AVAILABILITY
------------------------------------------------------------------------------------------------------------
             VISTA PLUS                  Captures, manages and distributes report-based information through an enterprise report and document repository.
------------------------------------------------------------------------------------------------------------
    VISTA PLUS E-PURPOSING MODULE        Extends information delivery across the Internet by
                                         providing global delivery of time-sensitive documents,
                                         electronic bill and statement presentment without requiring application changes.
------------------------------------------------------------------------------------------------------------
VISTA PLUS INTERFACE MODULES FOR SAP     Provides rapid installation and continuous synchronization
       R/3, PEOPLESOFT, AND ORACLE       of users, groups, authorization profiles and report
              APPLICATIONS               information from ERP systems to Vista Plus.
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                                           APPLICATION AVAILABILITY
------------------------------------------------------------------------------------------------------------
                                            DATABASE REPLICATION
------------------------------------------------------------------------------------------------------------
      SHAREPLEX(R) REPLICATION           Replicates high volumes of data from Oracle databases to
                                         improve performance and manage future growth.
------------------------------------------------------------------------------------------------------------
                                           ENTERPRISE MONITORING
------------------------------------------------------------------------------------------------------------
               I/WATCH                   Offers a centralized console for monitoring, alerting,
                                         diagnosing and resolving problems in databases, operating
                                         systems and applications.
------------------------------------------------------------------------------------------------------------
                                    DATABASE AND APPLICATION PERFORMANCE
------------------------------------------------------------------------------------------------------------
          INSTANCE MONITOR               A real-time monitoring and diagnostic tool featuring visual representation of database process flows.
------------------------------------------------------------------------------------------------------------
             SQLAB XPERT                 Identifies and resolves database resource consumption
                                         problems caused by poorly performing application code by
                                         recommending optimal tuning scenarios.
------------------------------------------------------------------------------------------------------------
            SPACE MANAGER                Reorganizes database objects and performs capacity planning to improve performance and manage future growth.
------------------------------------------------------------------------------------------------------------
                                       APPLICATION CHANGE MANAGEMENT
------------------------------------------------------------------------------------------------------------
           SCHEMA MANAGER                Manages database change and migration from development
                                         through production by providing comprehensive version
                                         control, auditing and rollback capabilities.
------------------------------------------------------------------------------------------------------------
            DATA MANAGER                 Builds test databases, deploys reference data to production during software rollouts, extracts data for data warehouses or reporting databases, and purges or archives production
                                         data that is not needed on-line.
------------------------------------------------------------------------------------------------------------
             SQL IMPACT                  Manages interdependencies between database objects and
                                         application source code, providing detailed impact analysis, documentation and auditing.
------------------------------------------------------------------------------------------------------------
       SQL NAVIGATOR AND TOAD            Server-side database development and management solutions
                                         with optional add-on modules available for debugging, SQL
                                         tuning with expert advice and integrated code libraries for rapid development.
------------------------------------------------------------------------------------------------------------

     INFORMATION AVAILABILITY

     Vista Plus. Our Vista Plus products deliver the benefits of enabling Web-based access to existing information and applications without a complex development or deployment effort. Vista Plus is an enterprise, report-based information management solution that captures, stores, indexes, prints and archives report data or electronic documents from virtually any application. Vista Plus maintains a repository of this output for instant distribution over a heterogeneous, widely distributed network, including the Internet, with our sophisticated Java or Windows clients. By storing output from applications in its repository, Vista Plus also eliminates the processing needed to rerun reports, and its report mining capabilities provide users access to information without burdening the primary systems.

     Vista Plus enables real-time access to business-critical information at any time, even if the source application is not accessible. Vista Plus provides the ability to quickly navigate from summary to detailed information, data extraction, hyperlinks to navigate between related information and numerous print and electronic distribution functions with no application changes, delivering immediate benefits throughout the enterprise. The robust security model built into Vista ensures that only authorized users gain access to data. Vista Plus further extends information availability by transforming production reports into a series of personalized emails, PDF files or HTML pages for Internet distribution of statements such as invoices, purchase orders and financial statements. As a result, the data that is delivered to end users contains relevant information in a familiar and highly usable format.

     APPLICATION AVAILABILITY

     We provide a broad range of products that together provide a comprehensive application availability solution. Our products provide a wide range of services that work together to maintain the high level of performance and continuous access required by today's demanding e-business environment. Integration between these components significantly enhances the value of each solution by increasing user productivity and delivering otherwise unavailable functionality.

       Database Replication

     SharePlex. SharePlex replicates high volumes of data from an Oracle database to one or more other databases. Replication is accomplished in real-time with very little overhead to critical application servers. Secondary systems can then be used for offloading non-critical processing, thus preserving desired user response times and Web server performance, as well as providing a back-up system for reporting and fail-over. SharePlex also supports wide-area networks without the need for expensive high bandwidth data links.

       Enterprise Monitoring

     I/Watch. I/Watch offers a central console for monitoring databases, operating systems and applications and alerts the operations staff of problems as they develop. I/Watch is easy to deploy and consumes relatively few system resources. I/Watch detects system and application failures, and allows operations staff to watch for developing problems over a large network of systems. I/Watch can alert and automatically respond with appropriate measures to resource problems. I/Watch provides an intuitive, graphical interface that clearly shows where problems are occurring and supports the ability to quickly navigate from summary to detailed information for diagnosing and resolving issues. I/Watch allows for the mining of previously monitored time periods to help pinpoint the root cause of problems. I/Watch is fully customizable and can be further extended by plugging in one or more optional knowledge cartridges, which provide monitoring solutions for other specific services in the enterprise, including market leading ERP packages and other Quest products.

       Database and Application Performance

     Instance Monitor. Instance Monitor is a real-time monitoring and diagnostic tool featuring visual representations of process flows within the database. Instance Monitor's unique user-interface design displays a comprehensive diagram of a database's internal workings and the flow of information within the database. Instance Monitor tracks database performance in real-time, identifies potential bottlenecks and provides detailed expert advice to help resolve problems as they occur.

     SQLab Xpert. SQLab Xpert automatically locates and highlights poorly written database application code. It provides expert advice to help both novice and seasoned developers and administrators quickly find solutions to difficult performance problems.

     Space Manager. Space Manager addresses the complex issues of physical data management to help keep application performance at peak levels. As database structures are modified to accommodate application changes and growth, performance begins to degrade due to poor physical organization of information within the database. Space Manager is designed to perform this necessary maintenance as well as assist in planning for future growth in storage requirements.

       Application Change Management

     SQL Impact. SQL Impact scans application code and stores it in its repository. If a change is needed to any object in a database, SQL Impact determines which programs and specific lines of code will be affected, reducing the likelihood of overlooking required application changes.

     Schema Manager. Schema Manager automatically determines the differences between a development and production database and can synchronize the databases automatically. Schema Manager packages all of the changes needed for a new application deployment, checks to make sure the changes will not fail in the production environment, and implements the changes. Its auditing capability documents all database changes, allowing the immediate rollback of a change if required.

     Data Manager. Data Manager deploys and transforms data when new applications are rolled out, for example, storing or changing reference data such as sales tax tables and control information. Data Manager also creates test databases for developers, eliminating the need to use a full copy of a production database which can be impractical due to its large size.

       Database Programming

     SQL Navigator and TOAD enable development of server side code for databases, a key component of Internet-enabled application development. SQL Navigator and TOAD allow developers to rapidly and accurately develop and enhance the performance of applications. Providing similar functionality, these two products incorporate different user interfaces that increase their appeal to a broader spectrum of developers and database administrators. They integrate with our other application availability products, enabling developers to check and correct the performance of their code before it is put into production.

CUSTOMERS AND CASE STUDIES

     Our software products are licensed to customers worldwide to provide a wide range of application and availability solutions. Our products have been sold to thousands of corporations, governmental agencies and other organizations worldwide. One customer accounted for 12% of total revenues in 1996. In 1997, 1998 and the first six months of 1999, no customer accounted for more than 10% of our total revenues.

     A representative sampling of customers who have purchased at least $100,000 of software licenses since January 1, 1996 includes:

TECHNOLOGY                      ENERGY                          MANUFACTURING
3Com                            Detroit Edison                  3M
Amazon.Com                      FirstEnergy Corp.               American Cyanamid
Applied Materials               Pennsylvania Power & Light      Boeing
Computer Sciences Corp.         PG&E Texas Management           Eaton Corp.
Dell Computer                   Shell Services International    General Electric Plastics
Diamond Multimedia              Sun Chemical                    Gulf States Steel
Earthlink                       Valero Energy                   Honeywell
Hewlett-Packard                 FINANCIAL SERVICES              Johnson Controls
Imation                                                         Koch Industries
Mail.com                        ADP                             Lockheed Martin
Merisel                         AIG Marketing                   Rockwell
Micro Warehouse                 American United Life            Rogers Tool Works
Micron Electronics              Ceridian Tax Service            Sara Lee Hosiery
NCR                             Chase Manhattan Mortgage        Smuckers
Oracle                          Credit Suisse/First Boston      Weyerhaeuser
Smith-Gardner & Associates      Fidelity Investments            OTHER
Sony                            First National Bank Chicago
Sun Microsystems                Mercury Insurance Group         American Home Shield
Tandy Corporation               Nations Bank                    Andersen Consulting
HEALTHCARE/PHARMACEUTICAL       Wellington Management           Aramark
                                Wells Fargo                     Bausch & Lomb Worldwide
3M Health Information Systems   TELECOMMUNICATIONS              Carlson Companies
Acuson                                                          Dun & Bradstreet Info. Systems
AVMED Health Plan               Air Touch Communications        Earth Tech
Blue Cross-Blue Shield (FL)     AT&T                            Hertz
Cardinal Health                 British Telecom                 JC Penney
GE Medical Systems              Lucent Technologies             Pepsi-Cola
Harvard Pilgrim Health Care     MCI System House                Time Inc.
Hoechst Marion Roussel          Rohm Corporation                United Space Alliance
Merck                           Southwestern Bell Mobile        University of Michigan
Partners Health Plan            Communications                  Yamaha
Qualmed                         TCI Communications
US Surgical                     Williams Information Services

     The following case studies illustrate how a selected group of representative customers are using a variety of Quest products to ensure high application and information availability across their increasingly heterogeneous and distributed networks. We compiled this information in consultation with the companies listed below.

     Applied Materials

     Applied Materials is a leading semiconductor equipment manufacturer. To improve efficiency in its global operations, Applied Materials needed a Web-based enterprise-wide report management solution that could seamlessly integrate with their existing applications, automate their processes and provide instant access to corporate reports to thousands of employees worldwide. Such a solution would eliminate the need to prepare, compile and distribute thousands of corporate reports manually. Applied Materials selected and implemented Vista Plus as an enterprise-wide report warehouse and distribution solution for automated electronic delivery and archiving of application reports. We believe that Applied Materials was able to realize cost savings and productivity benefits immediately. Administrative overhead was reduced through lower paper and printing costs and reduced human resource expenses. Moreover, Applied Materials deployed Vista Plus without having to reconfigure its existing applications. After experiencing the benefits of Vista Plus, Applied Materials purchased I/Watch, for enterprise monitoring and SQLab Xpert for application turning, to improve the availability and performance of their Oracle database environment.

     EarthLink

     EarthLink is a leading Internet service provider, with a full range of innovative access and hosting solutions used by approximately 1.15 million individuals and businesses every day. Using Oracle databases, EarthLink needed a better way to diagnose and address day-to-day application availability and management issues. Due to the size and the dynamic nature of its business, downtime would be catastrophic. EarthLink selected our products to satisfy its requirements in this area. To manage its applications, EarthLink uses I/Watch and Instance Monitor for database monitoring, diagnostics and resolution. Based on our discussions with EarthLink, we believe that they particularly liked the user interfaces and integration of the products they purchased. We also believe that these products, along with SQLab Xpert, enable their database administrators to perform "targeted tuning" with intelligent tuning recommendations that improve the performance of the databases. Space Manager provides EarthLink with a comprehensive solution for database reorganization and capacity planning for application availability through preventive maintenance, problem detection and resolution across all databases.

     NCR

     NCR provides integrated software, consulting services and hardware solutions for businesses. NCR runs Oracle in a multi-platform environment with a combination of applications, including Oracle Financials, PeopleSoft and other internally developed solutions. NCR employs over 300 servers worldwide and executes mission-critical data transfers. This complexity required a controlled application development and deployment environment. Our change management products allow NCR to facilitate the identification, migration and deployment of critical database changes required to ensure that all databases have the same structure across the entire enterprise. NCR uses SQL Impact to identify the interdependencies between application source code and the database objects. NCR uses Schema Manager to synchronize and migrate database structural changes between development and production databases. In addition, they use SQLab Tuner to tune complex queries and SQL Navigator for server-side development and debugging. As a result of implementing our products, we believe that NCR was able to realize a reduction in processing time by improving code integrity and reducing development time.

     Royal Automobile Club

     The RAC provides roadside assistance 24 hours a day, seven days a week in the United Kingdom. Availability of member services is crucial to the RAC, therefore they needed a data replication solution to guarantee availability of member information in the event of a system failure. Their key requirements in selecting a replication solution were reliability, ease of implementation and minimized disruption to the existing production environment. The RAC chose SharePlex because of its ease of implementation and maintenance, high performance replication availability and ability to interface with existing applications. The RAC expects to expand its use of SharePlex in the future for distributing load across multiple systems and scalability testing.

SALES, MARKETING AND DISTRIBUTION

     We market and sell our products and services worldwide through a combination of direct sales and telesales forces and, to a lesser extent, resellers and distributors. Our domestic sales organization is headquartered in Newport Beach, California. We have additional sales offices located in the metropolitan areas of Atlanta, Boston, Chicago, Dallas, Detroit, New York, Raleigh, San Francisco and Washington D.C. We also have international sales offices in the metropolitan areas of Frankfurt, London and Melbourne. We are continuing to expand our sales organization and establish additional sales offices domestically and internationally. We also sell certain of our products through our Web site, which allows our customers to conveniently download our products for evaluation and direct purchase.

     Our sales and marketing approach is designed to help customers understand both the business and technical benefits of our products. Accordingly, we complement the efforts of our sales organization with a pre-sale customer support organization that is responsible for addressing technical questions related to our products. The sales team for each customer is responsible for maintaining appropriate contacts with key information technology personnel who have planning and purchasing responsibility within the customer's organization. Since a number of our products affect systems and employees throughout the enterprise, our sales effort typically involve technology presentations and pilot implementations, and many times involve numerous decision makers. As a result, a key feature of our sales efforts is to establish relationships at all appropriate levels in our customers' organizations. While the sales cycle varies substantially from customer to customer, the typical sales cycle for our Vista Plus and SharePlex products has ranged from three to six months.

     Focusing on our target markets, our marketing efforts are designed to create awareness for our products and generate sales leads. To achieve these goals, we engage in a variety of marketing activities, including seminars, trade shows, direct mailings and print and Web-based advertising. In addition, we have recently expanded our marketing staff and intend to commence an ongoing public relations program that will include establishing and maintaining relationships with key trade press, business press and industry analysts. We also intend to initiate a customer advisory council which will provide a communication channel for regular feedback from key customers to facilitate the design of products to meet the expanding requirements of our target market.

CUSTOMER SERVICE AND SUPPORT

     A high level of customer service and support is critical to the successful marketing and sale of our products and the development of long-term customer relationships. Our customer support group provides technical support to our customers under support agreements entered into at the time of the initial sale. Our base level of e-mail-, Internet-, fax-, and telephone-based support includes assistance with installation, configuration and initial set-up of our products; ongoing support during normal business hours; and software maintenance and upgrade releases. For an additional fee, we provide support on a 24x7x365 basis as well as training and other services.

     Customer support is provided domestically through our offices in Newport Beach and internationally through our offices in Europe and Australia. We plan to hire additional support personnel and, as needed, establish additional support sites domestically and internationally to meet our customers' needs. Furthermore, we plan to extend our existing strategic partnerships and develop new partnerships with leading systems integrators to provide implementation guidance, assistance with configuration and initial set-up of applications.

     Our services contracts are generally of 12 months' duration and are renewable at the customer's option. Service contracts are generally priced at approximately 20% of the amount of licenses and the customer is invoiced annually in advance.

RESEARCH AND DEVELOPMENT

     We believe that strong research and product development capabilities are essential to enhancing our core technologies and developing additional products that offer maximum value and ease of use. We have invested significant time and resources in creating a structured process for undertaking product development projects. This process is designed to provide the proper framework for defining and addressing the steps, tasks and activities required to bring product concepts and development projects to market successfully. A significant portion of our development effort is conducted in Melbourne, Australia. We have actively recruited key software engineers and developers with expertise in the areas of Oracle technologies, SQL Server, Java, Microsoft development technologies, ERP systems and document management. Our engineers include several of the industry's leading database management authorities. Complementing these individuals, our senior management has extensive background in the database, network infrastructure and enterprise and system software industries.

     Our research and development efforts focus on designing and developing reliable, easy to install and use products that solve application and information availability problems for our customers. Since our inception in 1987, we have made substantial investments in research and development through both internal development and technology acquisitions. Our products utilize a number of advanced technologies including the log analysis component of SharePlex that allows quick and accurate determination of the database structural and data changes with minimal overhead. Another example is our Vista Plus product line which contains highly sophisticated postscript and PCL parsing technology that allows these products to understand complex output data streams, enabling search, transformation and extraction from graphics-intensive output.

COMPETITION

     The market for application and information availability solutions is emerging rapidly, and, as a result, is intensely competitive and characterized by rapidly changing technology and evolving standards. We expect competition to continue to increase both from existing competitors and new market entrants. We believe that our ability to effectively compete depends on many factors, including:

     - the ease of use, performance, features, price and reliability of our products as compared to those of our competitors;

     - the timing and market acceptance of new products and enhancements to existing products developed by us and our competitors;

     - the quality of our customer support; and

     - the effectiveness of our sales and marketing efforts.

     Companies currently offering competitive products vary in the scope and breadth of the products and services offered and include:

     - providers of enterprise report management products such as Actuate, Computer Associates, Mobius, and IBM;

     - providers of hardware and software replication tools such as EMC and Veritas; and

     - providers of database and database management products such as BMC, Compuware, Oracle, and Computer Associates.

     Many of our competitors and potential competitors have greater name recognition, a larger installed customer base company-wide and significantly greater financial, technical, marketing, and other resources than we do. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can. In addition, because there are relatively low barriers to entry in the software market, we may encounter additional competition as other established and emerging companies enter our field and introduce new products and technologies.

     In addition, providers of database solutions such as Oracle and Microsoft currently produce database management tools and may in the future enhance their products to include functionality that is currently provided by our products. The inclusion of the functionality of our software as standard features of the underlying database solution or application supported by our products could render our products obsolete and unmarketable, particularly if the quality of such functionality were comparable to that of our products. Even if the functionality provided as standard features by these system providers is more limited than that of our software, there can be no assurance that a significant number of customers would not elect to accept more limited functionality in lieu of purchasing additional software. Moreover, there is substantial risk that the mere announcements of competing products by large competitors such as Oracle could result in the delay or cancellation of customer orders for our products in anticipation of the introduction of such new products.

     In addition to the competition that we may face because of the internal development efforts of our competitors, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing their ability to address the needs of our current or prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could also materially adversely affect our ability to sell our products or to obtain maintenance and support renewals for existing licenses on terms favorable to us.

     There can be no assurance that we will be able to compete successfully against current and future competitors. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share, any of which could materially affect our business, operating results or financial condition.

PROPRIETARY RIGHTS

     Our success and ability to compete are dependent on our ability to develop and maintain the proprietary aspects of our technology. We rely on a combination of trademark, trade secret, copyright law and contractual restrictions to protect the proprietary aspects of our technology. We presently have no patents on our products. We currently hold several trademark registrations and have numerous trademark applications in the United States and certain foreign countries. Our trademark applications might not result in the issuance of any valid trademarks. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. We license our software pursuant to signed or shrinkwrap license agreements, which impose restrictions on the licensee's ability to utilize the software. Finally, we seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements with us and by restricting access to our source code.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, we sell our products internationally. The laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, and to determine the validity and scope of the proprietary rights of others. Any such resulting litigation could result in substantial costs and diversion of resources and would materially adversely affect our business, operating results and financial condition.

     We cannot assure you that our means of protecting our proprietary rights will be adequate or that competition will not independently develop similar or superior technology. We also believe that, because of the rapid rate of technological change in the software industry, trade secret and copyright protection are less significant than factors such as the knowledge, ability and experience of our employees, frequent product enhancements and the timeliness and quality of customer support services.

     Our success and ability to compete are also dependent on our ability to operate without infringing upon the proprietary rights of others. We are not aware that we are infringing any proprietary rights of third parties. There can be no assurance, however, that third parties will not claim we infringe their intellectual property rights. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to either license the infringed or similar technology or develop alternative technology on a timely basis, our business, operating results and financial condition could be materially adversely affected.

     We incorporate technology from third parties into our SQL Navigator, TOAD and Vista Plus products. We currently have a material license agreement with Inso for the use of file viewing technology which is incorporated into an add-on module for our Vista Plus products. We currently pay Inso royalty fees based on sales of our Vista Plus product. This license agreement terminates on February 10, 2002. In addition, we currently have a material license agreement with Artifex for the use of technology which is incorporated into an add-on module for our Vista Plus products. We currently pay Artifex royalty fees based on sales of Vista Plus products incorporating the licensed software. The license for the technology from Artifex remains in effect for so long as any proprietary rights in the licensed technology are enforceable under the laws of any jurisdiction, unless earlier terminated by us upon 30 days written notice or by Artifex upon a material breach by us. As we continue to introduce new products, we may be required to license additional technology from others. There can be no assurance that these third-party technology licenses will continue to be available to us on commercially reasonable terms, if at all.

     SharePlex is a registered trademark owned by us. This prospectus also makes reference to the other trademarks that we own, some of which we are seeking registration for, and to trademarks of other companies.

EMPLOYEES

     As of June 30, 1999, we employed 415 full-time employees, including 208 in sales and marketing, 140 in research and development, 34 in customer service and support and 33 in general and administrative. We believe that our future success will depend in large part upon our continuing ability to attract and retain highly skilled managerial, sales, marketing, customer support and research and development personnel. Like other software companies, we face intense competition for such personnel, and we have at times experienced and continue to experience difficulty in recruiting qualified personnel. There can be no assurance that we will be successful in attracting, assimilating and retaining other qualified personnel in the future. We are not subject to any collective bargaining agreement and we believe that our relationships with our employees are good.

FACILITIES

     Our principal administrative, sales, marketing, support and research and development facility is currently located in approximately 33,000 square feet of space in Newport Beach, California. In October 1999 we intend to relocate our headquarters in Newport Beach to a leased facility in nearby Irvine, California, consisting of approximately 67,500 square feet of office space. The new facility will be under a six-year lease and will have an option to renew for an additional five-year term.

     We also lease sales offices in the metropolitan areas of Atlanta, Boston, Chicago, Dallas, Detroit, New York, Raleigh, San Francisco, and Washington, D.C. Our German subsidiary currently operates from two facilities in Frankfurt and Dusseldorf. Our Australian subsidiary operates from two leased facilities in Melbourne which total approximately 10,000 square feet. Our UK subsidiary leases a 5,300 square-foot office in the London metropolitan area.

LEGAL PROCEEDINGS

     On May 25, 1999, Mobius Management Systems, Inc., filed a complaint in the United States District Court for the District of New Jersey (Mobius Management Systems, Inc. v. Quest Software, Inc., Case No. 99-2337). The complaint alleges that we published three advertisements that were false and misleading and therefore in violation of the Lanham Act and common law, and that we misappropriated unspecified trade secrets belonging to Mobius. The advertisements that Mobius alleges in its complaint are false and misleading are two e-mails intended for internal use, a comparison chart believed to have been prepared by a former Quest employee in 1997 for internal purposes, and a statement made regarding our Vista Plus Java client which had been posted on the Internet. The complaint seeks injunctive relief and unspecified damages. No factual basis was set forth in the complaint in support of Mobius' misappropriation of trade secrets claim. In response to Mobius' complaint, we have filed a motion to dismiss which is set for hearing on September 13, 1999. We intend to defend this action vigorously, and, based on the complaint and the facts underlying the complaint of which we are currently aware, we do not believe that this lawsuit will have a material adverse effect on our business, results of operations or financial condition; however, it is too early to determine the ultimate outcome of the lawsuit.

     In the normal course of business, we are subject to various other legal matters. While the results of litigation and claims cannot be predicted with certainty, we believe that the final outcome of these other matters will not have a material adverse effect on our business, operating results or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     The following table sets forth certain information regarding our executive officers and directors as of August 9, 1999:



NAME                                     AGE                         POSITION
----                                     ---                         --------
Vincent C. Smith.......................  35     Chief Executive Officer and Chairman of the Board
David M. Doyle(2)......................  38     President, Secretary and Director
John J. Laskey.........................  49     Chief Financial Officer and Vice President, Finance
Eyal M. Aronoff........................  35     Vice President, Technology and Engineering
Douglas F. Garn........................  40     Vice President, Worldwide Sales
Carla S. Fitzgerald....................  34     Vice President, Marketing
Kimberly A. Kinnison...................  38     Vice President, Technical Support
Terence J. Mullin......................  44     Vice President, Output Management Business Unit
Charles C. Ramsey......................  45     Vice President, International Sales
Doran G. Machin(2).....................  45     Director
Jerry Murdock, Jr.(1)(2)...............  41     Director


-------------------------
(1) Member of Compensation Committee
(2) Member of Audit Committee

     Set forth below is certain information regarding the business experience during the past five years of each of the above-named persons.

     Vincent C. Smith has served as our Chief Executive Officer since 1997 and a director since 1995. Mr. Smith became Chairman of the Board in 1998. In 1994, Mr. Smith was Director of Open Systems at BMC Software, where he managed its sales operations. From 1992 to 1994, Mr. Smith co-founded Patrol Software North America and served as its Vice President of Worldwide Sales and Marketing. Patrol Software merged with BMC in 1994. Mr. Smith worked at Oracle Corporation from 1987 to 1992 in a variety of sales management positions. Mr. Smith received his B.S. degree in Computer Science with a minor in Economics from University of Delaware.

     David M. Doyle is our President, Secretary, founder and a director. Mr. Doyle has been President and a director since the formation of Quest in 1987 and has been our Secretary since June 1999. Mr. Doyle was the primary designer and developer of our products during the initial four years after the founding of Quest. Prior to the founding of Quest, Mr. Doyle served as a consultant to a variety of industries, specializing in the areas of system design and application performance. Mr. Doyle studied Information and Computer Sciences at University of California, Irvine.

     John J. Laskey is our Chief Financial Officer and Vice President, Finance. Mr. Laskey has held these positions since October 1998. From June 1995 to October 1998, Mr. Laskey served as the Chief Financial Officer and Vice President, Finance of Continuus Software Corporation, a provider of software change management solutions. From April to June 1995, Mr. Laskey was the Chief Financial Officer and Vice President, Finance of StarBase Corporation. From September 1986 to April 1995, Mr. Laskey worked at FileNet Corporation as Vice President, Finance and Principal Accounting Officer. Mr. Laskey received his B.S. degree in Electrical Engineering from University of Illinois and his M.B.A. from Loyola University of Chicago.

     Eyal M. Aronoff has been our Vice President of Technology and Engineering since March 1996, when we acquired R*Tech Systems, Inc., a database management company. Mr. Aronoff founded R*Tech Systems in 1992 and served as its President from 1992 to 1996. Prior to this, Mr. Aronoff worked for John Bryce Ltd., an Oracle distributor in Israel, attended school and served in the Israeli Defense Force.

Mr. Aronoff received a B.A. degree in computer science and chemistry from Bar-Ilan University Ramat-Gan, Israel.

     Douglas F. Garn is the Vice President of Worldwide Sales. Mr. Garn has held this position since January 1998. From March 1996 to January 1998, Mr. Garn was Vice President of North American Sales for Peregrine Systems, Inc. From July 1995 until April 1996, Mr. Garn was Vice President of Sales with Syntax, Inc., a networking software company. From November 1993 until July 1995, Mr. Garn was Regional Sales Manager with BMC. Mr. Garn holds a B.S. in Marketing from University of Southern California.

     Carla S. Fitzgerald is our Vice President, Marketing. Ms. Fitzgerald has held this position since February 1999. From November 1988 to February 1999, Ms. Fitzgerald worked for Computer Associates International, where she most recently served as Vice President, Global Technology Delivery Services. Ms. Fitzgerald received her B.A. in Economics and Computer Studies from Claremont McKenna College.

     Kimberly A. Kinnison has been our Vice President of Technical Support since January 1999. As such, Ms. Kinnison oversees our management information systems department and our worldwide technical support staff. From January 1998 to January 1999, Ms. Kinnison was our Director of Technical Support and from June 1995 to December 1997, she was our Support Manager. Ms. Kinnison joined Quest in November 1991 as a technical support engineer. Prior to joining Quest, Ms. Kinnison held positions as a systems programmer at Hughes Aircraft and instructor/consultant at Hewlett Packard. Ms. Kinnison received her B.S. in Computer Information Systems from California State Polytechnic University, Pomona.

     Terence J. Mullin has been our Vice President of the Output Management Business Unit since April 1998. From November 1997 to April 1998, Mr. Mullin was the Vice President of Marketing and Business Development of Clarion Corporation of America's Advanced Technology Division. From April 1997 to November 1997, Mr. Mullin was the Vice President of Marketing and Business Development for NetSoft/NetManage. From April 1995 to April 1997, Mr. Mullin held the position of Strategic Planner of Internet Strategy and Marketing at FileNet Corporation. Mr. Mullin studied Computer Science at California State University, Fullerton and completed the Advanced Management Development in Business Administration program offered by the University of Southern California.

     Charles C. Ramsey has been our Vice President of International Sales since January 1999. In this position, Mr. Ramsey heads up the expansion of our international direct-sales and support teams and will complete the development of a worldwide channel organization. From April 1998 to January 1999, Mr. Ramsey was a Regional Field Sales Manager. From May 1989 to April 1998, Mr. Ramsey was employed with Ziff Davis Market Intelligence, where he was most recently the Vice President of Sales. Prior to working at Ziff Davis, Mr. Ramsey worked for IBM Corporation for five years. Mr. Ramsey received a B.S. in Communications from University of California, San Diego and an M.I.M. from American Graduate School of International Management.


     Doran G. Machin has served as a director since 1987. Mr. Machin was also our Secretary and Executive Vice President from 1987 through April, 1999. Prior to 1987, Mr. Machin was employed as an independent computer consultant, worked for Hewlett-Packard and American Data Industries. Mr. Machin attended Cerritos College and California State University, Fullerton.


     Jerry Murdock, Jr. has served as a member of our board since April 1999. Since 1995, Mr. Murdock has been employed by InSight Capital Partners, an investment firm which he co-founded in that year. From 1987 to 1995, Mr. Murdock was President of Aspen Technology Group, a consulting firm which he founded in 1987. Mr. Murdock has a degree in Political Science from San Diego State University. Mr. Murdock is a member of the boards of directors of several private technology companies.


     On August 5, 1999, Raymond J. Lane, a member of our board since June 1999 and the President and Chief Operating Officer of Oracle Corporation, resigned from our board to avoid any possible conflicts of interest. Mr. Lane made the decision to resign after further reviewing Oracle's internal policies on outside directorships with companies in similar markets. Mr. Lane's decision to resign was not precipitated by any disagreement with Quest or its management on any matter related to our operations, policies or practices.

BOARD OF DIRECTORS AND COMMITTEES

     We have established an audit committee composed of Messrs. Doyle, Machin and Murdock. Messrs. Machin and Murdock are independent directors. This committee reviews and supervises our financial controls, including the selection of our auditors, reviews the books and accounts, meets with our officers regarding our financial controls, acts upon recommendations of auditors and takes further actions as the audit committee deems necessary to complete an audit of our books and accounts, as well as other matters which may come before it or as directed by the board.


     We have established a compensation committee, which reviews and approves the compensation and benefits for our executive officers, administers our stock plans and performs other duties as may from time to time be determined by the board. The compensation committee is currently comprised of Messrs. Murdock and Machin.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     We did not have a Compensation Committee for 1998. In 1998, all decisions regarding executive compensation were made by our board of directors. We created our compensation committee in June 1999.

     In October 1997, we sold to Mr. Smith, our Chief Executive Officer and Chairman of the Board, 3,900,000 shares of common stock for aggregate consideration of $2.2 million. Mr. Smith executed a promissory note for the purchase price. This note is due and payable on April 1, 2002 and bears interest at a rate of 6.2%. The accrued interest on this note at 1998 fiscal year end was $175,636. As of the date of this prospectus, the entire principal amount of this note is outstanding. This note is also secured in part by the 3,900,000 shares of common stock.

     In April 1999, we purchased an aggregate of 14,820,000 shares of our common stock for a total purchase price of $35.0 million from trusts established by Mr. Machin, one of the founders and a director of Quest. In addition, we entered into a severance agreement with Mr. Machin pursuant to which we agreed to pay him an annual fee of $200,000 per year from 1999 to 2001, pay him medical benefits and provide for his use of a company car and related car expenses. Mr. Machin currently owns no shares of our capital stock.

     In April 1999, we sold an aggregate of 1,688,889 shares of our Series A Preferred Stock at a price of $5.625 per share to investors affiliated with InSight Capital Partners. Mr. Murdock, a director of Quest, is a General Partner of InSight Capital Partners. Mr. Murdock has not been an officer or employee of ours at any time since our formation.

     No interlocking relationship exists between any of our executive officers or any member of our compensation committee and any member of any other company's board of directors or compensation committee.

DIRECTOR COMPENSATION AND OTHER ARRANGEMENTS

     Directors receive no cash remuneration for serving on the board of directors or any committee thereof. Non-employee directors are reimbursed for reasonable expenses incurred by them in attending board and committee meetings. Non-employee board members are also eligible for option grants pursuant to the provisions of the automatic option grant program under our 1999 Stock Incentive Plan. See "-- 1999 Stock Incentive Plan."

SUMMARY COMPENSATION TABLE

     The following table sets forth for the year ended December 31, 1998, all compensation received for services rendered to Quest in all capacities by our chief executive officer and each of the other four most highly compensated executive officers whose salary and bonus exceeded $100,000 in 1998. These officers are referred to in this prospectus as the "Named Executive Officers." No individual who would otherwise have been includable in such table on the basis of salary and bonus earned during 1998 has resigned or otherwise terminated his employment during 1998. Mr. Machin resigned from his position as Secretary in April 1999. The compensation table excludes other compensation in the form of perquisites and other personal benefits that constitutes the lesser of $50,000 or 10% of the total annual salary and bonus earned by each of the Named Executive Officers in 1998. The amount set forth in the "All Other Compensation" column includes matching contributions under our 401(k) Plan and expenses paid by us for Mr. Machin's car and the automobile insurance thereon.


                                                                      LONG-TERM
                                          ANNUAL COMPENSATION        COMPENSATION
                                         ---------------------    ------------------
                                                                      SECURITIES           ALL OTHER
NAME AND PRINCIPAL POSITION              SALARY($)    BONUS($)    UNDERLYING OPTIONS    COMPENSATION($)
---------------------------              ---------    --------    ------------------    ---------------
Vincent C. Smith.......................   191,666     175,000               --                   --
  Chief Executive Officer
David M. Doyle.........................   200,000     175,000               --                   --
  President
Doran G. Machin........................   200,000          --               --               25,081
  Secretary
Eyal M. Aronoff........................   195,445          --           39,000                   --
  Vice President, Technology and
  Engineering
Douglas F. Garn........................   184,510     125,000          576,000                   --
  Vice President, Worldwide Sales


OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information with respect to stock options granted to each of the Named Executive Officers in 1998, including the potential realizable value over the ten-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. No stock appreciation rights were granted to the Named Executive Officers during 1998.

                                      OPTIONS GRANTS IN 1998
                       -----------------------------------------------------      POTENTIAL REALIZABLE
                                      PERCENT OF                                 VALUE AT ASSUMED ANNUAL
                       NUMBER OF        TOTAL                                     RATES OF STOCK PRICE
                       SECURITIES      OPTIONS       EXERCISE                       APPRECIATION FOR
                       UNDERLYING     GRANTED TO       PRICE                         OPTION TERM($)
                        OPTIONS      EMPLOYEES IN    PER-SHARE    EXPIRATION    -------------------------
        NAME           GRANTED(#)      1998(%)          ($)          DATE           5%            10%
        ----           ----------    ------------    ---------    ----------    ----------    -----------
Vincent C. Smith.....        --            --             --            --              --             --
David M. Doyle.......        --            --             --            --              --             --
Doran G. Machin......        --            --             --            --              --             --
Eyal M. Aronoff......    24,000             *           1.00       6/23/08         196,215        497,248
                         15,000             *           1.17       10/1/08         122,634        310,780
Douglas F. Garn......   450,000          13.3           1.00       6/23/08       3,679,034      9,323,393
                        126,000           3.7           1.00        7/1/08       1,030,129      2,610,550

-------------------------
 *  Less than one percent.

     Each option listed in the table was granted under our 1998 Stock Option/Stock Issuance Plan, the predecessor plan to our 1999 Stock Incentive Plan, and represents the right to purchase one share of common stock. Except for 300,000 of Mr. Garn's 450,000 options, the options shown in this table are all nonqualified stock options. These options vest as follows:

     - 20% upon the completion of one year of employment,

     - 13% upon the completion of each of the next five six-month periods of employment, and

     - 15% upon the completion of the sixth six-month period.

     To the extent not already exercisable, all of these options will become exercisable in the event of a merger in which more than 50% of our outstanding securities are transferred to persons different from those persons who are our shareholders prior to the merger or upon the sale of substantially all our assets in complete liquidation or dissolution. This acceleration feature does not apply in the event that the options are assumed by the successor corporation in the merger or are replaced with a cash incentive program.


     During 1998 we granted options to purchase up to an aggregate of 3,383,100 shares of common stock. All options were granted at an exercise price equal to the fair market value of our common stock on the date of grant, as determined by our board of directors.


     The potential realizable value is calculated based on the ten year term of the option at its time of grant. It is calculated based on the assumption that the assumed initial public offering price of $13.00 per share appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

     The following table sets forth the number and value of shares of common stock underlying the unexercised options held by the Named Executive Officers. No options were exercised during 1998.

                                                      NUMBER OF                  VALUE OF UNEXERCISED
                                                SECURITIES UNDERLYING                IN-THE-MONEY
                                                UNEXERCISED OPTIONS AT                OPTIONS AT
                                                  DECEMBER 31, 1998               DECEMBER 31, 1998
                                             ----------------------------    ----------------------------
NAME                                         EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                         -----------    -------------    -----------    -------------
Vincent C. Smith...........................      --                 --           --                  --
David M. Doyle.............................      --                 --           --                  --
Doran G. Machin............................      --                 --           --                  --
Eyal M. Aronoff............................      --             39,000           --          $  465,450
Douglas F. Garn............................      --            576,000           --           6,912,000

     There was no public trading market for our common stock as of December 31, 1998. Accordingly, these values have been calculated on the basis of the initial public offering price of $13.00 per share, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

1999 STOCK INCENTIVE PLAN

     Introduction. Our 1999 Stock Incentive Plan is intended to serve as the successor equity incentive program to our 1998 Stock Option/Stock Issuance Plan. The 1999 Stock Incentive Plan was adopted by the board and subsequently approved by the shareholders in June 1999. The 1999 Stock Incentive Plan became effective upon its adoption by the board. On the date of this offering, all outstanding options under our predecessor plan will be incorporated into the 1999 Stock Incentive Plan, and no further option grants will thereafter be made under the predecessor plan. The incorporated options will continue to be governed by their existing terms, unless the plan administrator elects to extend one or more features of the 1999 Incentive Plan to those options. Except as otherwise noted below, the incorporated options have substantially the same terms as will be in effect for grants made under the Discretionary Option Grant Program of the 1999 Stock Incentive Plan.

     Share Reserve. 7,493,400 shares of common stock have been authorized for issuance under the 1999 Stock Incentive Plan. This share reserve consists of the number of shares that remain available for issuance under the predecessor plan and shares of common stock subject to outstanding options thereunder. No participant in the 1999 Stock Incentive Plan may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances for more than 500,000 shares of common stock in total per calendar year.

     Programs. The 1999 Stock Incentive Plan is divided into five separate programs:

     - the discretionary option grant program under which eligible individuals in Quest's employ may be granted options to purchase shares of common stock at an exercise price determined by the plan administrator;

     - the stock issuance program under which such individuals may be issued shares of common stock directly, through the purchase of such shares at a price determined by the plan administrator or as a bonus tied to the performance of services;

     - the salary investment option grant program which may, at the plan administrator's discretion, be activated for one or more calendar years and, if so activated, will allow executive officers and other highly compensated employees the opportunity to apply a portion of their base salary to the acquisition of special below-market stock option grants;

     - the automatic option grant program under which option grants will automatically be made at periodic intervals to eligible non-employee board members to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the grant date; and

     - the director fee option grant program which may, in the plan administrator's discretion, be activated for one or more calendar years and, if so activated, will allow non-employee board members the opportunity to apply a portion of the annual retainer fee otherwise payable to them in cash each year to the acquisition of special below-market option grants.

     Administration. The discretionary option grant program and the stock issuance program will be administered by the compensation committee of the board of directors. This committee will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the Federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The compensation committee will also have the authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is activated for one or more calendar years.

     Plan Features. Our 1999 Stock Incentive Plan will include the following features:

     - The exercise price for any options granted under the plan may be paid in cash or in shares of common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

     - The compensation committee will have the authority to cancel outstanding options under the discretionary option grant program in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

     - Stock appreciation rights may be issued under the discretionary option grant program. Such rights will provide the holders with the election to surrender their outstanding options for an appreciation distribution from us equal to the fair market value of the vested shares of common stock subject to the surrendered option less the exercise price payable for those shares. We may make the payment in cash or in shares of common stock.

     Change in Control. The 1999 Stock Incentive Plan will include the following change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances:

     - In the event that Quest is acquired by merger or asset sale or a board-approved sale of more than fifty percent of the outstanding stock by our shareholders, each outstanding option under the discretionary option grant program which is not assumed or continued by the successor corporation will immediately become exercisable for all the option shares, and all unvested shares will immediately vest, except to the extent we repurchase rights with respect to those shares are to be assigned to the successor corporation.

     - The plan administrator will have complete discretion to grant one or more options which will become exercisable for all the option shares in the event those options are assumed in the acquisition but the optionee's service with us or the acquiring entity is subsequently terminated. The vesting of outstanding shares under the 1999 Stock Incentive Plan may be accelerated upon similar terms and conditions.

     - The plan administrator may also grant options which will immediately vest upon our acquisition by another entity, whether or not those options are assumed by the successor corporation.

     - The plan administrator may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a successful tender offer for more than fifty percent (50%) of the outstanding voting stock or a change in the majority of our board of directors through one or more contested elections. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

     Salary Investment Option Grant Program. In the event the compensation committee decides to put this program into effect for one or more calendar years, each of our executive officers and other highly compensated employees selected for participation may elect to reduce his or her base salary for that calendar year by a specified dollar amount not less than $10,000 nor more than $75,000. Each selected individual who makes such an election will automatically be granted, on the first trading day in January of the calendar year for which that salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of common stock on the grant date. The option will be exercisable at a price per share equal to one-third of the fair market value of the option shares on the grant date. A compensation expense will be recorded for the amount of the salary reduction. As a result, the total spread on the option shares at the time of grant will be equal to the amount of salary invested in that option. The option will vest and become exercisable in a series of twelve (12) equal monthly installments over the calendar year for which the salary reduction is to be in effect and will be subject to full and immediate vesting upon certain changes in the ownership or control of Quest.

     Automatic Option Grant Program. Each individual who first becomes a non-employee board member at any time after the completion of this offering will automatically receive an option grant for 25,000 shares on the date such individual joins the board, provided such individual has not been in the prior employ of Quest. In addition, on the date of each annual shareholders meeting beginning with the 2001 annual shareholders meeting, each non-employee board member who has served as a non-employee board member since the date of the last annual shareholders meeting will automatically be granted an option to purchase 7,500 shares of common stock.

     Each automatic grant will have a term of ten years, subject to earlier termination following the optionee's cessation of board service. The initial 25,000 share option will be immediately exercisable for all of the option shares; however, any unvested shares purchased under the option will be subject to repurchase by us, at the exercise price paid per share, should the optionee cease board service prior to vesting in those shares. The shares subject to each 25,000 share automatic option grant will vest over a four (4) year period in successive equal annual installments upon the individual's completion of each year of board service over the four (4) year period measured from the option grant date. However, the shares subject to each such automatic grant will immediately vest in full upon certain changes in control or ownership of Quest or upon the optionee's death or disability while a board member. Each 7,500 share automatic option grant will be immediately exercisable and fully vested on the option grant date.

     Director Fee Option Grant Program. If this program is put into effect in the future, then each non-employee board member may elect to apply all or a portion of any annual retainer fee otherwise payable in cash to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the retainer fee would otherwise be payable in cash. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the aggregate exercise price payable for those shares will be equal to the portion of the retainer fee invested in that option. The option will become exercisable in a series of twelve (12) equal monthly installments over the calendar year for which the election is to be in effect. However, the option will become immediately exercisable for all the option shares upon certain changes in the ownership or control of Quest or the death or disability of the optionee while serving as a board member.

     Limited Stock Appreciation Rights. Limited stock appreciation rights will automatically be included as part of each grant made under the automatic option grant, salary investment option grant and director fee option grant programs and may be granted to one or more of our officers as part of their option grants under the discretionary option grant program. Options with such a limited stock appreciation right may be surrendered to Quest upon the successful completion of a hostile tender offer for more than 50% of the Quest outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based on the highest price per share of common stock paid in connection with the tender offer.

     Amendment. The board may amend or modify the 1999 Stock Incentive Plan at any time, subject to any required shareholder approval. The 1999 Stock Incentive Plan will terminate no later than June 8, 2009.

1999 EMPLOYEE STOCK PURCHASE PLAN

     Introduction. The 1999 Employee Stock Purchase Plan was adopted by the board and approved by the shareholders in June 1999 and will become effective immediately upon the execution of the underwriting agreement for this offering. The 1999 Employee Stock Purchase Plan is designed to allow our eligible employees and the employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, through their periodic payroll deductions under the 1999 Employee Stock Purchase Plan.

     Share Reserve. 600,000 shares of common stock will initially be reserved for issuance.

     Purchase Periods. The plan will have a series of successive purchase periods, each with a maximum duration of six months. The initial purchase period will begin on the date of the underwriting agreement for this offering covered by this prospectus is signed and will end on the last business day in January 2000. Thereafter, purchase periods will run for the first business day in February to the last business day in July each year, and for the first business day in August to the last business day in January of the following year.

     Eligible Employees. Individuals who are scheduled to work more than 20 hours per week for more than 5 calendar months per year on the start date of any purchase period may join the plan on such start date.

     Payroll Deductions. A participant may contribute up to 15% of his or her cash earnings, and the accumulated payroll deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value of the common stock on the start date of the purchase period or, if lower, the fair market value on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of January and July each year. In no event, however, may any participant purchase more than 600 shares on any semi-annual purchase date.

     Change in Control. In the event Quest is acquired by merger or asset sale, all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price will be equal to 85% of the fair market value per share of common stock on the participant's entry date into the offering period in which such acquisition occurs or, if lower, the fair market value per share of common stock immediately prior to such acquisition.

     Termination/Amendment. The 1999 Employee Stock Purchase Plan will terminate on the last business day of July 2009. The board may at any time alter, suspend or discontinue the plan. However, certain amendments to the plan may require shareholder approval.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our Amended and Restated Articles of Incorporation limit the personal liability of our directors for monetary damages to the fullest extent permitted by the California General Corporation Law. Under California law, a director's liability to a company or its shareholders may not be limited:

     - for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

     - for acts or omissions that a director believes to be contrary to the best interests of the company or its shareholders or that involve the absence of good faith on the part of the director;

     - for any transaction from which a director derived an improper personal benefit;

     - for acts or omissions that show a reckless disregard for the director's duty to the company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing the director's duties, of a risk of serious injury to the company or its shareholders;

     - for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the company or its shareholders;

     - under Section 310 of the California General Corporation Law concerning contacts or transactions between the company and a director; or

     - under Section 316 of the California General Corporation Law concerning directors' liability for improper dividends, loans and guarantees.

The limitation of liability does not affect the availability of injunctions and other equitable remedies available to our shareholders for any violation by a director of the director's fiduciary duty to us or our shareholders.

     Our Articles of Incorporation also include an authorization for us to indemnify our "agents," as defined in Section 317 of the California General Corporation Law, through bylaw provisions, by agreement or otherwise, to the fullest extent permitted by law. Pursuant to this provision, our Amended and Restated Bylaws provide for indemnification of our directors, officers and employees. In addition, we may, at our discretion, provide indemnification to persons whom we are not obligated to indemnify. The Amended and Restated Bylaws also allow us to enter into indemnity agreements with individual directors, officers, employees and other agents. Indemnity agreements have been entered into with all directors and certain executive officers and provide the maximum indemnification permitted by law. We also currently maintain directors' and officers' liability insurance. These agreements, together with our Amended and Restated Bylaws and Amended and Restated Articles of Incorporation, may require us, among other things, to indemnify our directors and executive officers, other than for liability resulting from willful misconduct of a culpable nature, and to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification. Section 317 of the California General Corporation Law and our Amended and Restated Bylaws and our indemnification agreements make provision for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities, including reimbursement of expenses incurred, arising under the Securities Act. We are not currently aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. Moreover, we are not currently aware of any threatened litigation or proceeding that might result in a claim for such indemnification. We believe that the foregoing indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                              CERTAIN TRANSACTIONS

SALES OF PREFERRED STOCK

     In April 1999, we sold an aggregate of 1,688,889 shares of our Series A Preferred Stock at a price of $5.625 per share to investors affiliated with InSight Capital Partners. Mr. Murdock, a director of Quest, is a General Partner of InSight Capital Partners. In April 1999 we also sold 977,778 shares of Series A Preferred Stock and 1,777,778 shares of our Series B Redeemable Preferred Stock to UBS Capital LLC at a price of $5.625 per share. The proceeds from the issuance of the Series A and Series B Preferred Stock was used to repurchase shares of our common stock held by Mr. Machin, one of our co-founders and directors. See "-- Repurchase of Shares from and Severance Arrangement with Director."

     Both the Series A Preferred Stock and the Series B Preferred Stock have cumulative dividends, liquidation preferences, redemption rights and conversion features. So long as the Series A shares have not been converted into Common Stock, the Series B shares may be converted into Series A shares by Quest at any time prior to April 21, 2000 and by the holders of the Series B shares at any time after April 21, 2000. Holders of shares of our Series A Preferred Stock, including the common stock issuable upon the conversion of those shares, are entitled to certain registration rights with respect to the common stock issuable upon conversion thereof. See "Description of Capital
Stock -- Registration Rights."

     We intend to use approximately $10.6 million of the net proceeds of this offering to redeem the Series B Redeemable Preferred Stock, including all accrued, cumulative dividends thereon. See "Use of Proceeds."

     The following table summarizes the shares of preferred stock purchased by our executive officers, directors and five percent shareholders and persons associated with them since January 1996. The number of total shares on an as-converted basis reflects the current 1-for-1.5 conversion ratio for each share of Series A Preferred Stock. The entities affiliated with InSight Capital Partners consist of InSight Capital Partners II, L.P., InSight Capital Partners (Cayman) II, L.P. and WI Software Investors LLC.

                                                      SERIES B
                                        SERIES A     REDEEMABLE    TOTAL SHARES ON AN
                                        PREFERRED    PREFERRED        AS-CONVERTED         AGGREGATE
INVESTOR                                  STOCK        STOCK             BASIS           CONSIDERATION
--------                                ---------    ----------    ------------------    -------------
Entities affiliated with InSight
  Capital Partners....................  1,688,889           --         2,533,333          $ 9,500,000
UBS Capital LLC.......................    977,778    1,777,778         1,466,667           15,500,000

REPURCHASE OF SHARES FROM AND SEVERANCE ARRANGEMENT WITH DIRECTOR

     In April 1999 we purchased an aggregate of 14,820,000 shares of our common stock for a total purchase price of $35.0 million from trusts established by Mr. Machin, one of the founders and a director of Quest. During late 1998, Mr. Machin sought to sell his stock and liquidate his position in Quest. Mr. Machin and the Company negotiated at arms-length to determine the pricing of the repurchase and Mr. Machin ultimately agreed upon a price based on the fact that he could obtain cash immediately. In addition, we entered into a severance agreement with Mr. Machin to pay him an annual fee of $200,000 per year from 1999 to 2001 and to provide for his use of a company car, related car expenses and medical benefits. There was no prior agreement that obligated us to consummate the repurchase transaction with Mr. Machin. Currently, Mr. Machin does not own any shares of our capital stock.

ACQUISITION OF R*TECH SYSTEMS, INC. AND SALE OF STOCK TO OFFICER

     In March 1996, we acquired R*Tech Systems, Inc., the sole shareholder of which was Mr. Aronoff, our current Vice President, Engineering and Technology, through a merger of R*Tech with and into Quest. In the merger Quest issued 1,950,000 shares of common stock to Mr. Aronoff. Mr. Aronoff also entered into an employment agreement with us for a term of 24 months, under which he received an annual salary of $85,000, the right to receive commissions on the sale of certain products, the right to receive bonus payments of up to $400,000 upon the achievement of specified performance milestones, and an option to purchase up to 2.5% of our outstanding capital stock.

     In April 1998, Mr. Aronoff purchased 975,000 shares of common stock under the option for a per share purchase price of $.769 and a total purchase price of $750,000, for which Mr. Aronoff executed a promissory note. The note has a term of four years, bears interest at the rate of 5.7% per annum, and up to 25% of the original principal amount of the note may be prepaid in each year of the four-year term. The entire amount due under the note may be prepaid upon a sale or merger of Quest or at any time Mr. Smith no longer serves as our chief executive officer. The accrued interest on this note at 1998 fiscal year end was $32,063. As of June 30, 1999, $573,008 of principal and interest on this note was outstanding.

     Mr. Aronoff's two-year employment agreement expired in March 1998.

SALE OF COMMON STOCK TO MR. SMITH

     In October 1997, we sold to Mr. Smith, our Chief Executive Officer, 3,900,000 shares of common stock for aggregate consideration of $2.2 million. Mr. Smith executed a promissory note for the purchase price. See
"Management -- Compensation Committee Interlocks and Insider Participation."

TRANSACTIONS WITH DIRECTORS AND OFFICERS

     In June 1998, we granted options to two of our officers, Eyal Aronoff and Douglas Garn, to purchase 24,000 and 450,000 shares of our common stock, respectively, at an exercise price of $1.00 per share. In July 1998, we granted options to Mr. Garn and Terence Mullin and Charles Ramsey, officers, to purchase 126,000, 75,000 and 150,000 shares of our common stock, respectively, at an exercise price of $1.00. In September 1998, we granted options to Mr. Aronoff and to John Laskey, an officer, to purchase 15,000 and 180,000 shares of our common stock, respectively, at an exercise price of $1.17 per share. In January 1999, we granted options to purchase 120,000 shares of our common stock at an exercise price of $2.37 per share to Carla Fitzgerald, an officer.


     In January 1999, we granted options to purchase 30,000 and 15,000 shares of our common stock at an exercise price of $2.37 per share to Mr. Mullin and Mr. Ramsey, respectively.


OTHER RELATED PARTY TRANSACTIONS

     We have entered into an indemnification agreement with certain of our executive officers and our directors containing provisions that may require us, among other things, to indemnify our officers and our directors against certain liabilities that may arise by reason of their status or service as officers or directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. See "Management -- Limitation of Liability and Indemnification."

     We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been otherwise obtained from unaffiliated third parties. All future transactions, including loans, if any, between us and our officers, directors and principal shareholders and their affiliates and any transactions between us and any entity with which our officers, directors or principal shareholders are affiliated will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors of the board of directors and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL SHAREHOLDERS

     The table below sets forth information regarding the beneficial ownership of our common stock as of June 30, 1999 by the following individuals or groups:

     - each person or entity who is known by Quest to own beneficially more than five percent of our outstanding common stock;

     - each of the Named Executive Officers;

     - each director; and

     - all directors and executive officers as a group, which for us is eleven persons.

     Applicable percentage ownership in the following table is based on the number of shares of common stock outstanding as of June 30, 1999, as adjusted to reflect

     - a three-for-two stock split that was effected in June 1999;

     - the conversion of all outstanding shares of our Series A Preferred Stock into 4,000,000 shares of common stock; and

     - the redemption for cash of all outstanding shares of our Series B Redeemable Preferred Stock.

In addition, information presented in the table below assumes no exercise of the underwriters' over-allotment option.

     Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. The number of shares beneficially owned and the percentage of shares beneficially owned are based on 33,724,600 shares of common stock outstanding as of June 30, 1999 and 38,124,600 shares of common stock outstanding upon consummation of this offering. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 30, 1999 are deemed to be outstanding and to be beneficially owned by the person holding these options for the purpose of computing the number of shares beneficially owned and the percentage of the person or entity holding these securities, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person or entity. Unless otherwise indicated, the principal address of each of the shareholders below is c/o Quest Software, Inc., 610 Newport Center Drive, Newport Beach, California 92660.


                                                                                   PERCENTAGE OF CLASS
                                                              NUMBER OF SHARES     -------------------
NAME OF BENEFICIAL OWNER                                     BENEFICIALLY OWNED    BEFORE       AFTER
------------------------                                     ------------------    -------      ------
Vincent C. Smith(1)........................................      18,233,499         54.1%        47.8%
David M. Doyle.............................................       7,397,100         21.9%        19.4%
Eyal M. Aronoff(2).........................................       2,932,920          8.7%         7.7%
Jerry Murdock(3)...........................................       2,785,201          8.3%         7.3%
  c/o InSight Capital Partners
  122 East 42nd Street
  New York, NY 10168
InSight Capital Partners II, L.P.(4).......................       2,520,001          7.5%         6.6%
  InSight Capital Partners
  122 East 42nd Street
  New York, NY 10168
UBS Capital LLC(5).........................................       1,466,667          4.3%         3.8%
  299 Park Avenue
  34th Floor
  New York, NY 10171
Douglas F. Garn(6).........................................         173,700            *            *
Doran G. Machin............................................              --           --           --
All executive officers and directors as a group (11                                              82.3%
  persons)(7)..............................................      31,614,670         93.0%


-------------------------
 *  Less than one percent.

(1) Includes 38,100 shares held in the name of McNair Smith and 38,100 shares held in the name of McKenzie Smith, Mr. Smith's minor children. Mr. Smith disclaims beneficial ownership of the shares held in the names of his minor children.

(2) Includes 4,224 shares held in the name of Aely Sollie Aronoff and 17,223 shares held in the name of Leya Jullie Aronoff, Mr. Aronoff's minor children. Also includes 7,920 shares issuable upon the exercise of stock options that are exercisable within 60 days of June 30, 1999.

(3) Includes 265,200 shares of common stock owned directly by Mr. Murdock. Also includes 792,000 shares of Series A Preferred Stock held by InSight Capital Partners II, L.P., 88,001 shares of Series A Preferred Stock held by InSight Capital Partners (Cayman) II, L.P., and 800,000 shares of Series A Preferred Stock held by WI Software Investors LLC., which will be converted into an aggregate of 2,520,001 shares of common stock immediately prior to the closing of this offering. Mr. Murdock is a General Partner of InSight Capital Partners and a director of Quest. Mr. Murdock disclaims beneficial ownership of the shares held by InSight Capital Partners II, L.P., InSight Capital Partners (Cayman) II, L.P., and WI Software Investors LLC, except to the extent of his indirect pecuniary interests therein.

(4) Includes 88,001 shares of Series A Preferred Stock held by InSight Capital Partners (Cayman) II, L.P., 792,000 shares of Series A Preferred Stock held by InSight Capital Partners II, L.P., and 800,000 shares of Series A Preferred Stock held by WI Software Investors LLC, which shares will be converted into an aggregate of 2,520,001 shares of common stock immediately prior to the closing of this offering. InSight Capital Partners II, L.P. is a limited partnership controlled by its general partner, InSight Venture Associates II, LLC, which has voting and dispositive powers over its shares of Series A Preferred Stock. InSight Capital Partners (Cayman) II, L.P. is a limited partnership controlled by its general partner, InSight Venture Associates (Cayman) II, a Cayman Island company, which has voting and dispositive powers over its shares of Series A Preferred Stock. The managing members of InSight Venture Associates II, LLC and InSight Venture Associates (Cayman) II are Jeff Horing, Jerry Murdock and Ramanan Raghavendran.

(5) Includes 977,778 shares of Series A Preferred Stock, which shares will be converted into 1,466,667 shares of common stock immediately prior to the closing of this offering. UBS is a limited liability company controlled by a board of managers who have voting and dispositive powers over UBS' shares of Series A and Series B Preferred Stock. The board of managers consists of Justin Maccarone, Michael Green and Marc Unger.

(6) Consists of 173,700 shares issuable upon the exercise of stock options that are exercisable within 60 days of June 30, 1999.

(7) Includes 273,870 shares issuable upon the exercise of stock options that are exercisable within 60 days of June 30, 1999. See Notes 2 and 6.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the completion of this offering, the authorized capital stock of Quest will consist of 75,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock. The following description of our capital stock is subject to and qualified by our Amended and Restated Articles of Incorporation and Bylaws and by the provisions of applicable California law. Copies of the Amended and Restated Articles of Incorporation and Bylaws have been filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

     As of June 30, 1999, there were 33,724,600 shares of common stock outstanding held of record by 24 shareholders, and options to purchase an aggregate of 4,578,875 shares of common stock were also outstanding. There will be 38,124,600 shares of common stock outstanding, assuming no exercise of the underwriters' option to purchase additional shares, exercise of outstanding options under the stock plans after June 30, 1999 or exercise of warrants outstanding after the closing of this offering, after giving effect to the sale of the shares of common stock to the public offered in this prospectus.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding preferred stock that may come into existence, the holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for dividends. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding, if any. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of this offering, our board of directors will be authorized, without further shareholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. We have no present plans to issue any shares of preferred stock. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Any series of preferred stock may possess voting, dividend, liquidation and redemption rights superior to that of the common stock. Issuance of a new series of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching our board of directors and making it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of or designate any series of preferred stock.

     We believe that the ability to issue preferred stock without the expense and delay of a special shareholders' meeting will provide us with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. This also permits the board of directors to issue preferred stock containing terms which could impede the completion of a takeover attempt, subject to certain limitations imposed by the securities laws. The board of directors will make any determination to issue such shares based on its judgment as to the best interests of Quest and our shareholders at the time of issuance. This could discourage an acquisition attempt or other transaction which shareholders might believe to be in their best interests or in which they might receive a premium for their stock over the then market price of the stock.

REGISTRATION RIGHTS

     Upon completion of this offering, the holders of an aggregate of approximately 4,000,000 shares of common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the registration rights agreements, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of such registration and are entitled to include shares of common stock in the registration. The rights are subject to conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in such registration. Holders of these rights may also require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use our best efforts to effect such registration, subject to certain conditions and limitations. Furthermore, shareholders with registration rights may require us to file additional registration statements on Form S-3, subject to conditions and limitations.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation.

LISTING

     Application has been made for listing the common stock on the Nasdaq National Market under the trading symbol "QSFT."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has not been any public market for our common stock. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options or warrants, in the public market could adversely affect prevailing market prices from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale, as described below, sales of substantial amount of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have 38,124,600 shares of common stock outstanding assuming the issuance of 4,400,000 shares of common stock offered, no exercise of the underwriters' over-allotment option and no exercise of outstanding stock options after June 30, 1999. Of the total outstanding shares of common stock, the 4,400,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, may generally only be sold pursuant to an effective registration statement under the Securities Act or in compliance with the limitations of Rule 144 as described below.

     The remaining 33,724,600 shares of common stock are "restricted securities" as that term is defined in Rule 144. All of these restricted securities will be available for sale in the public market under Rule 144 following the expiration of the 180 day lock-up agreement further described below. If the underwriter elects to waive the lock-up period for any reason, these shares will be available for sale under Rule 144 prior to that time.

     Beginning on the effective date of this offering the holders of 4,000,000 restricted shares are entitled to certain rights with respect to registration of these shares for sale in the public market. Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act, except for shares purchased by our affiliates. If these holders sell in the public market these sales would have a material adverse effect on the market price of the common stock.

     Quest, our officers, directors, shareholders, and most of our optionholders have entered into contractual "lock-up" agreements generally providing that, subject to certain limited exceptions, they will not offer, pledge, sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of the shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock owned by them, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of BancBoston Robertson Stephens, except that we may, without such consent, grant options and sell shares pursuant to our stock plans. BancBoston Robertson Stephens may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. BancBoston Robertson Stephens currently has no plans to release any portion of the securities subject to lock-up agreements. When determining whether or not to release shares from the lock-up agreements, BancBoston Robertson Stephens will consider, among other factors, the shareholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Following the expiration of the 180-day lock-up period, the restricted securities will be available for sale in the public market subject to compliance with Rule 144 or Rule 701.

     In general, under Rule 144 as currently in effect, any affiliate of ours or a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner other than a person who may be deemed an affiliate of ours, is entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of:

     - one percent of the then-outstanding shares of common stock (approximately 381,246 shares after giving effect to this offering); and

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 notice with respect to this sale.

     Sales under Rule 144 of the Securities Act are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about us. Under Rule 144(k), a person who is not an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years, including the holding period of any prior owner other than a person who may be deemed an affiliate of ours, would be entitled to sell these shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act. However, the transfer agent may require an opinion of counsel that a proposed sale of shares comes within the terms of Rule 144 of the Securities Act prior to effecting a transfer of these shares.

     We are unable to estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for our common stock will develop or be sustained after this offering. Any future sale of substantial amounts of common stock in the open market may adversely affect the market price of the common stock offered hereby.

     We will file, on or after the date of this prospectus, a Form S-8 registration statement under the Securities Act to register all shares of common stock issuable under the 1999 Stock Incentive Plan, and shares of common stock issuable under the Employee Stock Purchase Plan. Such registration statements will become effective immediately upon filing, and shares covered by those registration statements will thereupon be eligible for sale in the public markets, subject to any lock-up agreements applicable thereto and Rule 144 limitations applicable to affiliates. See "Management -- 1999 Stock Incentive Plan," "Description of Capital Stock -- Registration Rights" and "Underwriting."

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., Donaldson, Lufkin & Jenrette Securities Corporation, CIBC World Markets Corp. and FAC/Equities, a division of First Albany Corporation (the "Representatives"), have severally agreed with us, subject to the terms and conditions set forth in the underwriting agreement, to purchase from us the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
BancBoston Robertson Stephens Inc. .........................
Donaldson, Lufkin & Jenrette Securities Corporation ........
CIBC World Markets Corp. ...................................
First Albany Corporation....................................

                                                              ---------
          Total.............................................  4,400,000
                                                              =========

     We have been advised by the Representatives that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at
such price less a concession of not in excess of $     per share, of which
$     may be reallowed to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Over-Allotment Option

     We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 660,000 additional shares of common stock at the same price per share as we will receive for the 4,400,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 4,400,000 shares offered hereby. If purchased, such additional shares will be sold by the underwriters on the same terms as those on which the 4,400,000 shares are being sold. We will be obligated, pursuant to the option, to sell shares to the extent the option is exercised. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of common stock offered hereby. If such option is exercised in full, the total public offering price, underwriting discounts and commissions and proceeds to us will be $65,780,000, $4,604,600 and $59,975,400, respectively.

     Indemnity

     The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

     Lock-Up Agreements

     Each of our executive officers, directors and shareholders and substantially all of our optionholders have agreed with the Representatives, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or, with certain exceptions, thereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of BancBoston Robertson Stephens. However, BancBoston Robertson Stephens may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. There are no agreements between the Representatives and any of our shareholders providing consent by the Representatives to the sale of shares prior to the expiration of the period of 180 days after this prospectus.

     Future Sales

     In addition, we have agreed that during the period of 180 days after this prospectus, we will not, subject to certain exceptions, without the prior written consent of BancBoston Robertson Stephens:

     - Consent to the disposition of any shares held by shareholders prior to the expiration of the period of 180 days after this prospectus; or

     - Issue, sell, contract to sell or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock.

     Directed Shares

     We have requested that the underwriters reserve up to 12% of the shares of common stock for sale at the initial public offering price to individuals designated by us.

     No Prior Public Market

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the common stock offered hereby will be determined through negotiations between us and the representatives. Among the factors to be considered in such negotiations are prevailing market conditions, certain of our financial information, market valuations of other companies that we and the Representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

     Stabilization

     The Representatives have advised us that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The Representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the common stock offered will be passed upon for us by Brobeck, Phleger & Harrison LLP, Irvine, California. Certain legal matters in connection with the offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The Consolidated Financial Statements and related financial schedule as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus and registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which we have included in this prospectus and registration statement and are given upon the authority of Deloitte & Touche LLP as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission, Washington, D.C. 20549 (the "Commission"), under the Securities Act, as amended, a registration statement on Form S-1 relating to the common stock offered. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information with respect to us and the shares we are offering pursuant to this prospectus you should refer to the registration statement, including its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are materially complete, and you should refer to the copy of that contract or other document filed as an exhibit to the registration statement or any other document. You may inspect a copy of the registration statement without charge at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's regional offices at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036. The Commission maintains an Internet site that contains reports, proxy information statements and other information regarding registrants that file electronically with the Commission. The Commission's World Wide Web address is www.sec.gov.

     We intend to furnish holders of our common stock with annual reports containing, among other information, audited consolidated financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish these other reports as we may determine or as may be required by law.

                              QUEST SOFTWARE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets as of December 31, 1997, 1998
  and June 30, 1999 (Unaudited).............................  F-3
Consolidated Statements of Operations for the Years ended
  December 31, 1996, 1997 and 1998 and the Six Months ended
  June 30, 1998 and 1999 (Unaudited)........................  F-4
Consolidated Statements of Shareholders' Equity for the
  Years ended December 31, 1996, 1997 and 1998 and the Six
  Months ended June 30, 1999 (Unaudited)....................  F-5
Consolidated Statements of Cash Flows for the Years ended
  December 31, 1996, 1997 and 1998 and the Six Months ended
  June 30, 1998 and 1999 (Unaudited)........................  F-6
Notes to Consolidated Financial Statements..................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors
Quest Software, Inc.

     We have audited the accompanying consolidated balance sheets of Quest Software, Inc. and subsidiaries (the Company) as of December 31, 1997 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Quest Software, Inc. and its subsidiaries at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California

June 9, 1999

                              QUEST SOFTWARE, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                DECEMBER 31,
                                                              -----------------     JUNE 30,
                                                               1997      1998         1999
                                                              -------   -------   ------------
                                                                                  (UNAUDITED)

ASSETS

Current assets:
  Cash and cash equivalents.................................  $ 2,096   $ 8,981     $ 11,777
  Accounts receivable, net of allowance for doubtful
    accounts and sales returns of $783 (1997), $1,052 (1998)
    and $1,182 (1999).......................................    4,815     7,443       10,447
  Income taxes receivable...................................      122        --           --
  Prepaid expenses and other current assets.................      100       720        1,608
  Deferred income taxes.....................................       --       198          198
                                                              -------   -------     --------
      Total current assets..................................    7,133    17,342       24,030
Property and equipment:
  Furniture and fixtures....................................      397       596          825
  Machinery and equipment...................................      140       270          410
  Computer equipment........................................    1,001     1,711        2,709
  Computer software.........................................      186       315          426
  Leasehold improvements....................................       56       109          166
                                                              -------   -------     --------
                                                                1,780     3,001        4,536
Less accumulated depreciation and amortization..............     (857)   (1,613)      (2,245)
                                                              -------   -------     --------
Property and equipment, net.................................      923     1,388        2,291
Purchased technology and software licenses, net.............    1,531       527          376
Deferred income taxes.......................................       --       267          267
Other assets................................................      126       121          504
                                                              -------   -------     --------
                                                              $ 9,713   $19,645     $ 27,468
                                                              =======   =======     ========

                                                                                                  PRO FORMA
                                                                                                 -----------
                                                                                                 (UNAUDITED)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   527   $ 1,468     $  1,371
  Accrued compensation......................................      775     1,937        3,256
  Other accrued expenses....................................    1,170     2,243        3,706
  Deferred support revenue..................................    4,005     7,298        9,365
  Deferred license revenue..................................      282     1,625        3,181
                                                              -------   -------     --------
      Total current liabilities.............................    6,759    14,571       20,879
Deferred income taxes.......................................      118        --           --
Bank loan payable...........................................       --        --       10,000         10,000
Series A Redeemable Preferred Stock, no par value, 2,667
  shares authorized, issued and outstanding at June 30,
  1999......................................................       --        --       15,000
Series B Redeemable Preferred Stock, no par value, 1,800
  shares authorized, 1,778 issued and outstanding at June
  30, 1999..................................................       --        --       10,340         10,340
Commitments and contingencies (Note 6)
Shareholders' equity:
  Preferred stock -- no par value, 5,000 shares authorized;
    no shares issued or outstanding.........................       --        --           --
  Common stock -- no par value, 75,000 shares authorized;
    43,497, 44,538, and 29,725 shares issued and outstanding
    at December 31, 1997 and 1998, and June 30, 1999,
    respectively, 33,725 shares issued and outstanding, pro
    forma...................................................    3,425     4,241        4,306       $ 19,306
Retained earnings...........................................    1,645     3,991           31             31
Notes receivable from sale of common stock..................   (2,234)   (3,158)      (3,024)        (3,024)
Capital distribution in excess of basis in common stock.....       --        --      (30,064)       (30,064)
                                                              -------   -------     --------       --------
      Total shareholders' equity (deficit)..................    2,836     5,074      (28,751)      $(13,751)
                                                              -------   -------     --------       ========
                                                              $ 9,713   $19,645     $ 27,468
                                                              =======   =======     ========

See accompanying notes to consolidated financial statements.

                              QUEST SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                             SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,            JUNE 30,
                                           -----------------------------    ------------------
                                            1996       1997       1998       1998       1999
                                           -------    -------    -------    -------    -------
                                                                               (UNAUDITED)
                                                 (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Revenues:
  Licenses...............................  $ 9,316    $12,158    $24,901    $ 9,580    $21,365
  Services...............................    3,546      6,157      9,889      4,455      6,924
                                           -------    -------    -------    -------    -------
       Total revenues....................   12,862     18,315     34,790     14,035     28,289
Cost of revenues:
  Licenses...............................      950      1,307      3,433      1,504      1,404
  Services...............................    1,467      1,972      2,507      1,044      1,738
                                           -------    -------    -------    -------    -------
       Total cost of revenues............    2,417      3,279      5,940      2,548      3,142
                                           -------    -------    -------    -------    -------
Gross profit.............................   10,445     15,036     28,850     11,487     25,147

Operating expenses:
  Sales and marketing....................    4,328      5,845     11,836      4,371     12,158
  Research and development...............    2,995      4,293      8,047      3,629      6,034
  General and administrative.............    3,494      3,450      5,278      2,070      3,989
  Compensation and other costs...........       --         --         --         --        775
                                           -------    -------    -------    -------    -------
       Total operating expenses..........   10,817     13,588     25,161     10,070     22,956
                                           -------    -------    -------    -------    -------
Income (loss) from operations............     (372)     1,448      3,689      1,417      2,191
Other income (expense), net..............      389       (137)       336        119         82
                                           -------    -------    -------    -------    -------
Income before income tax provision.......       17      1,311      4,025      1,536      2,273
Income tax provision.....................        1      1,022      1,679        637        959
                                           -------    -------    -------    -------    -------
Net income...............................  $    16    $   289    $ 2,346    $   899      1,314
                                           =======    =======    =======    =======
Preferred stock dividends................                                                  340
                                                                                       -------
Net income applicable to common
  shareholders...........................                                              $   974
                                                                                       =======
Net income per share:
  Basic..................................  $    --    $  0.01    $  0.05    $  0.02    $  0.03
  Diluted................................  $    --    $  0.01    $  0.05    $  0.02    $  0.02
Weighted average shares:
  Basic..................................   38,350     40,373     44,261     43,990     38,809
  Diluted................................   38,350     40,617     44,459     43,990     43,580
Pro forma basic and diluted net income
  per share..............................                        $  0.05               $  0.02
Pro forma weighted average basic shares
  outstanding............................                         48,261                42,809
Pro forma weighted average diluted shares
  outstanding............................                         48,459                45,016

See accompanying notes to consolidated financial statements.

                              QUEST SOFTWARE, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                             CAPITAL
                                                                                           DISTRIBUTION
                                                                               NOTES       IN EXCESS OF       TOTAL
                                               COMMON STOCK                  RECEIVABLE      BASIS IN     SHAREHOLDERS'
                                             -----------------   RETAINED       FROM          COMMON         EQUITY
                                              SHARES    AMOUNT   EARNINGS   SHAREHOLDERS      STOCK         (DEFICIT)
                                             --------   ------   --------   ------------   ------------   -------------
BALANCE, January 1, 1996...................    37,050   $   35   $ 2,961      $    --        $     --       $  2,996
Issuance of common stock...................     1,950      777        --           --              --            777
Net income.................................        --       --        16           --              --             16
Distributions paid.........................        --       --    (1,360)          --              --         (1,360)
                                             --------   ------   -------      -------        --------       --------
BALANCE, December 31, 1996.................    39,000      812     1,617           --              --          2,429
Issuance of common stock...................       597      413        --           --              --            413
Note receivable from shareholder for
  purchase of common stock.................     3,900    2,200        --       (2,200)             --             --
Accrued interest receivable from
  shareholder..............................        --       --        --          (34)             --            (34)
Net income.................................        --       --       289           --              --            289
Distributions paid.........................        --       --      (261)          --              --           (261)
                                             --------   ------   -------      -------        --------       --------
BALANCE, December 31, 1997.................    43,497    3,425     1,645       (2,234)             --          2,836
Issuance of common stock...................        66       66        --           --              --             66
Note receivable from shareholder for
  purchase of common stock.................       975      750        --         (750)             --             --
Accrued interest receivable from
  shareholders.............................        --       --        --         (174)             --           (174)
Net income.................................        --       --     2,346           --              --          2,346
                                             --------   ------   -------      -------        --------       --------
BALANCE, December 31, 1998.................    44,538    4,241     3,991       (3,158)             --          5,074
                                             --------   ------   -------      -------        --------       --------
Unaudited:
Exercise of stock options..................         7        7        --           --              --              7
Payment on notes receivable from
  shareholders for purchase of common
  stock....................................        --       --        --          230              --            230
Accrued interest receivable from
  shareholders.............................        --       --        --          (96)             --            (96)
Repurchase of common stock.................   (14,820)      (2)   (4,934)          --         (30,064)       (35,000)
Compensation expense associated with stock
  option grants............................        --       60        --           --              --             60
Dividends on Series B Redeemable Preferred
  Stock....................................        --       --      (340)          --              --           (340)
Net income.................................        --       --     1,314           --              --          1,314
                                             --------   ------   -------      -------        --------       --------
BALANCE, June 30, 1999.....................    29,725   $4,306   $    31      $(3,024)       $(30,064)      $(28,751)
                                             ========   ======   =======      =======        ========       ========

See accompanying notes to consolidated financial statements.

                              QUEST SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                             SIX MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,            JUNE 30,
                                                           -----------------------------    ------------------
                                                            1996       1997       1998       1998       1999
                                                           -------    -------    -------    ------    --------
                                                                                               (UNAUDITED)
Cash flows from operating activities:
  Net income.............................................  $    16    $   289    $ 2,346    $  898    $  1,314
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization......................      743        964      1,893       776       1,002
      Compensation expense associated with stock option
         grants..........................................       --         --         --        --          60
      Loss from disposal of property and equipment.......       25         52         --        --          --
      Accrued interest receivable from shareholders......       --        (34)      (174)      (75)        (96)
      Deferred income taxes..............................       --        178       (643)     (970)         --
      Changes in assets and liabilities, net of effects
         of acquisitions:
         Accounts receivable.............................   (1,051)      (683)    (2,628)     (212)     (3,004)
         Income taxes receivable.........................       --       (122)       122       122          --
         Prepaid expenses and other current assets.......     (363)       282       (620)     (651)       (888)
         Other assets....................................     (131)        38          5        12        (383)
         Accounts payable................................      263        113        941      (263)        (97)
         Bank overdraft..................................      393       (393)        --        --          --
         Accrued compensation............................     (703)       108      1,162       868       1,319
         Other accrued expenses..........................      119        881      1,141       963       1,471
         Deferred revenue................................      705      1,960      4,636       572       3,623
                                                           -------    -------    -------    ------    --------
         Net cash provided by operating activities.......       16      3,633      8,181     2,040       4,321
Cash flows from investing activities:
  Purchases of property and equipment....................     (589)      (536)    (1,231)     (462)     (1,520)
  Purchases of software licenses.........................       --       (831)       (57)      (31)       (234)
  Cash received (paid) for acquisitions..................     (769)       100         --        --          --
                                                           -------    -------    -------    ------    --------
         Net cash used in investing activities...........   (1,358)    (1,267)    (1,288)     (493)     (1,754)
Cash flows from financing activities:
  Distributions to shareholders..........................   (1,360)      (261)        --        --          --
  Proceeds from note payable.............................       --         --         --        --      10,000
  Proceeds from issuance of preferred stock..............       --         --         --        --      25,000
  Repurchase of common stock.............................       --         --         --        --     (35,000)
  Proceeds from the exercise of stock options............       --         --         --        --           7
  Repayment of note payable to related party.............       (7)        (9)        (8)       (4)         (8)
  Payment on notes receivable from shareholders for
    purchase of common stock.............................       --         --         --        --         230
                                                           -------    -------    -------    ------    --------
         Net cash (provided by) used in financing
           activities....................................   (1,367)      (270)        (8)       (4)        229
                                                           -------    -------    -------    ------    --------
Net increase (decrease) in cash and cash equivalents.....  $(2,709)   $ 2,096    $ 6,885    $1,543    $  2,796
Cash and cash equivalents, beginning of period...........    2,709                 2,096     2,096       8,981
                                                           -------    -------    -------    ------    --------
Cash and cash equivalents, end of period.................  $    --    $ 2,096    $ 8,981    $3,639    $ 11,777
                                                           =======    =======    =======    ======    ========
Supplemental disclosures of consolidated cash flow
  information:
  Cash paid during the year for:
    Interest.............................................  $     2    $     8    $     5    $    4    $     69
                                                           =======    =======    =======    ======    ========
    Income taxes.........................................  $    28    $   938    $ 2,054    $  932    $  1,787
                                                           =======    =======    =======    ======    ========
Supplemental schedule of noncash investing and financing
  activities:
  Note receivable from shareholders for purchase of
    common stock.........................................             $ 2,200    $   750    $  750
                                                                      =======    =======    ======
  Accrued interest receivable from shareholders..........             $    34    $   174    $   75    $     96
                                                                      =======    =======    ======    ========
  Dividends payable on Series B Redeemable Preferred
    Stock................................................                                             $    340
                                                                                                      ========

    See Note 2 for details of assets acquired and liabilities assumed in purchase transactions.

See accompanying notes to consolidated financial statements.

                              QUEST SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

1.  DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations -- Quest Software Inc., a California corporation, (the "Parent") and its subsidiaries (collectively the "Company") provide application and information availability software solutions that enhance the performance and reliability of an organization's e-business, packaged and custom applications and enable the delivery of information across the entire enterprise. The Company also provides consulting, training, and support services to its customers. The accompanying consolidated financial statements include the accounts of the Parent and its wholly owned subsidiaries in Australia, the United Kingdom, and Germany, and a majority-owned subsidiary in the United Kingdom. All significant intercompany transactions and balances have been eliminated in consolidation.

     Unaudited Information -- The information set forth in these consolidated financial statements as of June 30, 1999 and for the six months ended June 30, 1998 and June 30, 1999 is unaudited and reflects all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company for the period. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year.

     Stock Split -- On June 23, 1998, the Company's Board of Directors approved and effected a 1,300-for-1 stock split of the Company's common stock, and on March 10, 1999, the Company's Board of Directors approved and effected a 2-for-1 stock split. On June 4, 1999, in connection with a proposed public offering of the Company's common stock, the Company's Board of Directors approved and effected a 3-for-2 stock split of the Company's common stock. Concurrently with the closing of the Company's proposed initial public offering, the Company will file amended Articles of Incorporation to provide for the issuance of up to 5,000 shares of undesignated preferred stock. All share, per share and conversion amounts relating to common stock, preferred stock, and stock options included in the accompanying consolidated financial statements and footnotes have been restated to reflect the stock splits and amendments to the articles of incorporation for all periods presented.

     Foreign Currency Translation -- In accordance with Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation, the United States dollar is considered to be the functional currency for the Company's foreign subsidiaries, as such subsidiaries act as sales offices for the Parent. Therefore, gains or losses from translation adjustments are included in other income in the Company's consolidated statements of operations. Translation adjustments were not material for the years ended December 31, 1996, 1997, and 1998, and the six months ended June 30, 1998 and 1999. However, due to the increase in international operations, the Company's results of operations could be impacted in the future.

     Fair Value of Financial Instruments -- The Company's consolidated balance sheets include the following financial instruments: cash, accounts receivable, notes receivable, accounts payable, and accrued liabilities. The Company considers the carrying value of cash, accounts receivable, accounts payable, and accrued liabilities in the consolidated financial statements to approximate fair value for these financial instruments because of the relatively short period of time between origination of the instruments and their expected realization. Based on borrowing rates currently available, the fair value of the notes receivable from the sale of common stock at December 31, 1998 and June 30, 1999 was approximately $3,290 and $3,222, respectively.

     Cash and Cash Equivalents -- Cash equivalents include short-term, highly liquid investments with original maturities of three months or less. Interest income, included in other income (expense) in the accompanying consolidated statements of operations, was $17, $72, $372, $35 and $315 for the years ended December 31, 1996, 1997 and 1998, and the six months ended June 30, 1998 and 1999, respectively.

                              QUEST SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Accounts Receivable -- The Company sells and/or licenses its products and services to various companies across several industries. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and sales returns. Such losses have been within management's expectations.

     Property and Equipment -- Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives ranging from three to seven years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the related lease. Repair and maintenance costs are expensed as incurred.

     Long-Lived Assets -- The Company accounts for the impairment and disposition of long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. In accordance with SFAS No. 121, long-lived assets to be held are reviewed for events or changes in circumstances which indicate that their carrying value may not be recoverable. The Company periodically reviews the carrying value of long-lived assets to determine whether or not an impairment to such value has occurred. At December 31, 1998 and June 30, 1999, there was no impairment of long-lived assets.

     Purchased Technology and Software Licenses -- Purchased technology is recorded at cost and amortized using the straight-line method over the estimated useful life of three years. Accumulated amortization was $916, $1,483, and $1,638 at December 31, 1997 and 1998, and June 30, 1999, respectively. Software licenses are recorded at cost and are amortized over the shorter of the estimated useful lives of the related products or the term of the license. Accumulated amortization was $90, $644, and $871 at December 31, 1997 and 1998, and June 30, 1999, respectively. The net carrying amount of purchased technology and software licenses was considered recoverable at December 31, 1998 and June 30, 1999, based on the undiscounted future cash flows expected to be realized from continued sales of the related software products.

     Other Assets -- Other assets include amounts receivable related to a settlement agreement the Company entered into with a former employee. Under the terms of the settlement agreement, the Company received a lump-sum payment totaling $220 in January 1997, and a promissory note providing for 40 monthly payments of $4 each commencing March 1, 1997. Approximately $63 and $42 of the settlement receivable is recorded in other current assets in the accompanying consolidated financial statements at December 31, 1998 and June 30, 1999, respectively.

     Capital Distribution in Excess of Basis in Common Stock -- In connection with the repurchase of common stock in April 1999 from a major stockholder (note
3) the excess of the repurchase price over the original cost of the shares has been recorded as a capital distribution in excess of the basis of the common stock in the accompanying consolidated financial statements.

     Revenue Recognition -- During October 1997, the Financial Accounting Standards Board (FASB) issued Statement of Position (SOP) 97-2, Software Revenue Recognition, which provides guidance in recognizing revenue on software transactions. SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 15, 1997, and supersedes SOP 91-1. The Company adopted this statement, as amended, for the year ended December 31, 1998 and such adoption did not have any impact on the Company's results of operations..

     Software Licenses, Services, and Post-Contract Customer Support -- Revenues from sales of software licenses, which generally do not contain multiple elements, are recognized upon shipment of the related product if the requirements of SOP 97-2, as amended, are met. If the requirements of SOP 97-2 including evidence of an arrangement, customer acceptance, a fixed or determinable fee, collectibility or vendor specific objective evidence about the value of an element are not met at the date of shipment, revenue

                              QUEST SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

recognition is deferred until such items are known or resolved. Revenue from service and post-contract customer support is deferred and recognized ratably over the term of the contract.

     Software Development Costs -- Costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional costs are capitalized in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed. Because the Company believes that its current process for developing software is essentially completed concurrently with the establishment of technical feasibility, no software development costs have been capitalized as of December 31, 1997, 1998 and June 30, 1999.

     Advertising Expenses -- Advertising expenses were $636, $300, $594, $257 and $516 for the years ended December 31, 1996, 1997 and 1998 and the six months ended June 30, 1998 and 1999, respectively.

     Income Taxes -- The Company accounts for its income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Deferred taxes on income result from temporary differences between the reporting of income for financial statements and tax reporting purposes. Prior to January 1, 1997, the Company elected to be treated as an S corporation under the provisions of subchapter S of the Internal Revenue Code and California Revenue and Taxation Code. Accordingly, the provision for income taxes for the year ended December 31, 1996, is computed by applying the California franchise tax rate for S corporations of 1.5% to the Company's pretax earnings. Effective January 1, 1997, the Company converted to a C corporation and became subject to regular federal and state income taxes on an ongoing basis.

     Stock-Based Compensation -- The Company accounts for stock-based awards to employees, using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees.

     Net Income Per Share and Pro Forma Net Income Per Share -- The Company computes net income per share in accordance with SFAS No. 128, Earnings per Share. Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including other common stock equivalents, including stock options, in the weighted average number of common shares outstanding for a period, if dilutive.

     Pro forma basic earnings per share are based upon the weighted average number of common shares outstanding and the pro forma effect of the conversion of all outstanding shares of Series A preferred stock into common stock (Note
6). Pro forma diluted earnings per share is based upon the weighted average number of common and common equivalent shares for each period presented and the pro forma effect of the conversion of all outstanding shares of Series A preferred stock into common stock. Common equivalent shares include stock options using the treasury stock method.

     For the six months ended June 30, 1999, net income applicable to common shareholders was $974 representing net income for the period of $1,314 less Preferred Stock dividends of $340 associated with the Series B Redeemable Preferred Stock.

                              QUEST SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The table below sets forth the reconciliation of the denominator of the earnings per share calculation:


                                                                         SIX MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,         JUNE 30,
                                           ---------------------------   -----------------
                                            1996      1997      1998      1998      1999
                                           -------   -------   -------   -------   -------
Shares used in computing basic net income
  per share..............................   38,350    40,373    44,261    43,990    38,809
Conversion of Series A Preferred Stock...       --        --        --        --     1,547
Conversion of Series B Redeemable
  Preferred Stock........................       --        --        --        --     1,017
Dilutive effect of stock options.........       --       244       198        --     2,207
                                           -------   -------   -------   -------   -------
Shares used in computing diluted net
  income per share.......................   38,350    40,617    44,459    43,990    43,580
                                           =======   =======             =======
Conversion of Series A Preferred Stock...                        4,000               2,453
Redemption of Series B Redeemable
  Preferred Stock........................                           --              (1,017)
Shares used in computing proforma diluted
  net income per share...................                       48,459              45,016
                                                               =======             =======


     The conversion of the Series A Preferred and Series B Redeemable Preferred Stock into common stock reflects the weighted average of such shares per SFAS No. 128. The pro forma adjustment for the conversion of the Series A Preferred Stock represents the adjustment required to reflect the conversion of the Series A Preferred Stock to common stock as if it occurred on January 1, 1999. The adjustment to the pro forma basic and diluted net income per share reflects the redemption of the Series B Redeemable Preferred Stock from the proceeds of the Company's planned initial public offering.

     Pro Forma Information -- The Company is preparing for an initial public offering of its common stock which, upon completion, will result in the conversion of all outstanding shares of Series A Preferred Stock issued in April 1999 into shares of common stock (Note 6). The accompanying pro forma information, which is unaudited, gives effect to the conversion of all outstanding shares of Series A Preferred Stock into common stock immediately prior to the closing of the offering.

     Use of Estimates -- The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Risks and Uncertainties -- The Company is subject to risks and uncertainties in the normal course of business including customer acceptance of its products, rapid technological changes, delays in introducing and market acceptance of new products, competition, e-business developments, the impact of the year 2000, international expansion, ability to attract and retain qualified personnel, ability to protect its intellectual property, and other matters inherent in the software industry.

NEW ACCOUNTING PRONOUNCEMENTS:

     For the year ended December 31, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income. There was no difference between the net income and the comprehensive net income for the years ended December 31, 1996, 1997 and 1998 and the six months ended June 30, 1998 and 1999.

                              QUEST SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company has adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. In accordance with SFAS No. 131, the Company has disclosed in Note 9 certain information about operating segments and certain information about the Company's revenue types, geographic areas to which the Company sells its products, and major customers.

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which the Company is required to adopt effective in its fiscal year 2000. SFAS No. 133 will require the Company to record all derivatives on the balance sheet at fair value. The Company does not currently engage in hedging activities but will continue to evaluate the effects of adopting SFAS No. 133.

2. ACQUISITIONS

     On March 1, 1996, the Company acquired the net assets of R*Tech Systems, Inc. (R*Tech) pursuant to a merger agreement. The Company agreed to pay $650 cash and issued 1,950 shares of the Company's common stock, valued at $777, in exchange for 100% of R*Tech's common stock. At the closing date, $520 cash was paid to the seller, with the remaining $130 withheld by the Company to be paid one year after the closing date, provided that the seller performed certain obligations under the indemnification provisions in the agreement. In March 1997 approximately $96 was paid to the seller as final consideration for the acquisition. The acquisition was accounted for under the purchase method of accounting and the purchase was allocated $1,386 to technology rights based upon the estimated fair values at the date of acquisition, $75 to other assets acquired and $34 to liabilities assumed. R*Tech's operating results have been included in the Company's consolidated financial statements from the date of acquisition.

     On April 12, 1996, through a majority-owned subsidiary in the United Kingdom, the Company acquired certain net assets of System Software International Limited (SSI). The acquisition was accounted for under the purchase method of accounting and the purchase price of approximately $119 was allocated to net assets of $30 and goodwill of $89. At December 31, 1996, expected future undiscounted cash flows from SSI did not support the recoverability of the goodwill resulting in the write-off of the remaining unamortized balance. In March 1997 the Company elected to discontinue funding the subsidiary, and in July 1997 commenced liquidation proceedings. At December 31, 1998 and June 30, 1999, the subsidiary was not conducting operations and the liquidation process was not completed. The Company does not expect to incur a material loss as a result of the liquidation of the subsidiary.

     On May 1, 1997, the Company entered into an agreement to acquire the net assets of Common Sense Computing Pty. Ltd. (CSC) for 663 shares of the Company's common stock. At the closing date, 597 shares valued at $413 were issued to the seller, with the remaining 66 shares to be issued in June 1998, provided that the seller performed certain obligations under the indemnification provisions in the agreement. The acquisition was accounted for under the purchase method of accounting and the purchase price was allocated $320 to technology rights based upon the estimated fair value at the date of acquisition $53 to property, plant and equipment, $100 to cash and $60 to liabilities assumed. CSC's operating results have been included in the Company's financial statements from the date of acquisition. On June 15, 1998, the remaining 66 shares of common stock were issued resulting in an allocation of an additional $66 to technology rights, based on the fair market value of the Company's common stock at the time of issuance.

3. RELATED-PARTY TRANSACTIONS

     In 1994, the Company borrowed $32 from a shareholder for the purchase of certain fixed assets. The note payable bears interest at 8.5% per annum, payable monthly, and requires monthly principal and interest payments of $1 through December 31, 1999. Approximately $8 was included in other accrued expenses in the accompanying consolidated financial statements representing the remaining outstanding

                              QUEST SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

note payable balance at December 31, 1998. The remaining note payable balance was repaid during the six months ended June 30, 1999.

     During 1997 the Company received a note receivable from an officer of the Company for the purchase of 3,900 shares of the Company's common stock at $.56 per share. The note receivable plus accrued interest is due April 2002 and bears interest at 6.2%. The note receivable and accrued interest is secured by the common stock.

     During 1998, the Company received a note receivable from another officer of the Company for the purchase of 975 shares of the Company's common stock at $.77 per share. The note receivable plus accrued interest is due April 2003 and bears interest at 5.7%. Up to 25% of the unpaid principal and accrued interest may be repaid in each year during the four-year term of the note. The Company has the option to repurchase any shares at the original issuance price associated with the unpaid principal balance if the officer ceases to be employed by the Company. All of the outstanding unpaid principal and interest may be prepaid at any time when the current Chief Executive Officer of the Company ceases to be employed or immediately prior to a sale of substantially all of the assets of the Company or a merger in which the Company is not the surviving entity. The note receivable and accrued interest is secured by the common stock.

     In April 1999, the Company repurchased and cancelled 14,820 shares of common stock from a shareholder of the Company at a price of $2.36 per share. The Company also entered into a severance agreement with the shareholder whereby the shareholder will receive $200 per year through 2001 and provides for use of a company car and related expenses and medical benefits. The Company recorded approximately $715 of expense related to the agreement in April 1999, which is included in compensation and other costs in the accompanying consolidated financial statements.

                              QUEST SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

\ 4. TERM NOTE

     In connection with the repurchase of common stock from a shareholder in April 1999 (Note 3), the Company borrowed $10,000 under a term note with a bank. The borrowings under the term note are secured by substantially all assets of the Company, bears interest, at the Company's option, at either the bank's prime rate or at the LIBOR rate plus a maximum of 2.75% per annum, requires monthly interest payments commencing June 1, 1999, and principal is payable in 24 monthly installments of $417 commencing June 1, 2000. All unpaid principal and interest is due on May 1, 2002. The loan contains covenants relating to certain financial statement amounts related to tangible net worth, cash flow from operations and a debt to cash flow from operations and quick ratios. The Company was in compliance with all covenants at June 30, 1999. Interest expense related to the loan was $315 for the six months ended June 30, 1999.

5. INCOME TAXES

     The provision for income taxes consists of the following for the years ended December 31:

                                                     1996     1997      1998
                                                     ----    ------    ------
Current:
  Federal..........................................  $--     $1,359    $1,819
  State............................................    1        102       425
  Foreign..........................................   --         --        78
                                                     ---     ------    ------
                                                       1      1,461     2,322
Deferred:
  Federal..........................................   --       (360)     (568)
  State............................................   --        (79)      (75)
  Foreign..........................................   --        (85)     (165)
                                                     ---     ------    ------
                                                      --       (524)     (808)
Change in valuation allowance......................   --         85       165
                                                     ---     ------    ------
Total income tax provision.........................  $ 1     $1,022    $1,679
                                                     ===     ======    ======

     The reconciliation of income tax expense computed at U.S. federal statutory rates to income tax expense for the years ended December 31, 1997 and 1998, is as follows:

                                                              1997     1998
                                                              -----    ----
Tax at U.S. federal statutory rates.........................   35.0%   35.0%
State taxes.................................................    2.0     5.7
Recording of deferred income tax liabilities in connection
  with the conversion to a C corporation....................   45.2      --
Foreign losses without benefit..............................    6.2     6.0
Research and development credits............................  (10.4)   (4.6)
Other.......................................................     --    (0.4)
                                                              -----    ----
                                                               78.0%   41.7%
                                                              =====    ====

                              QUEST SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes as of December 31, 1997 and 1998, are as follows:

                                                             1997      1998
                                                             -----    ------
Deferred tax assets:
  Accounts receivable and sales returns reserves...........  $ 249    $  313
  Accrued liabilities......................................     72       165
  Research and development credits.........................     64        --
  Foreign net operating loss carryforwards.................    134       250
  Intangible assets........................................   (172)      264
  Other....................................................     --        56
                                                             -----    ------
Total gross deferred assets................................    347     1,048
Deferred tax liabilities:
  Cash to accrual adjustment...............................   (440)     (301)
  State taxes..............................................     --       (32)
                                                             -----    ------
Total gross deferred liabilities...........................   (440)     (333)
Valuation allowance........................................    (85)     (250)
                                                             -----    ------
Net deferred income taxes..................................  $(178)   $  465
                                                             =====    ======
Less current portion.......................................     60      (198)
                                                             -----    ------
                                                             $(118)   $  267
                                                             =====    ======

     The Company has foreign net operating loss carryforwards of approximately $735 which will reduce foreign income tax expense when realized.

     Prior to January 1, 1997, the Company elected to be treated as an S corporation under the provisions of subchapter S of the Internal Revenue Code and California Revenue and Taxation Code. Accordingly, the provisions for income taxes for the year ended December 31, 1996, are computed by applying the California franchise tax rate for S corporations of 1.5%. Effective January 1, 1997, the Company converted to a C corporation and became subject to regular federal and state income taxes on an ongoing basis. As a result, the Company recorded $617 of net deferred income tax liabilities on January 1, 1997.

     Total cash distributions charged against retained earnings include payments of $1,360 and $261 in 1996 and 1997, respectively, made to the Company's shareholders.

6.  SHAREHOLDERS' EQUITY

     In April 1999, the Company issued 2,667 shares of Series A Preferred Stock (Series A) for $15,000 and 1,778 shares of Series B Redeemable Preferred stock (Series B) for $10,000.

     Series A shares are convertible at the holder's option into shares of common stock, based on the conversion ratio defined in the agreement. The conversion ratio may be adjusted from time to time in the event of certain diluting events, as defined. Conversion is automatic in the event of a public offering of the Company's common stock, that meets certain specified criteria initially at a rate of 1.5 shares of common stock for each share of preferred stock. Additionally, the holders of not less than a majority of the Series A shares have the right to redeem the Series A shares for cash in two equal installments due on April 30, 2006 and 2007, respectively. The redemption price is determined on each date by the then-applicable liquidation preference. Upon the election of not less than a majority of the Series A holders to redeem the Series A shares, all Series A shares will be redeemed. Dividends on Series A are cumulative

                              QUEST SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

on a when and as if declared basis at a rate of 8% per share per annum. Series A shareholders have the right to elect one director and have veto rights over certain management decisions. In the event of liquidation, dissolution or winding up of the Company, each Series A shareholder has a liquidation preference equal to $5.625 per share, plus an amount equal to all accrued but unpaid dividends, with respect to such shares plus an amount equal to a prorated dividend from the last dividend payment date to the date fixed for liquidation, dissolution, or winding up.

     Series B shares are convertible into shares of Series A shares one year after the issuance of the Series B shares at the holder's option based on the ratio defined in the agreement. If the Series A shares have not been converted into common stock, Series B shares are convertible into shares of Series A preferred stock at the Company's option prior to the one year anniversary of the date of issuance of the Series B shares. The conversion ratio may be adjusted from time to time in the event of certain diluting events, as defined. Dividends on Series B are cumulative and may be declared at the discretion of the Board of Directors. The dividend rate is 18% per share per annum. Series B shareholders do not have voting rights with the exception of the redemption provisions discussed below. In the event of liquidation, dissolution or winding up of the Company, each Series B shareholder has a liquidation preference equal to $5.625 per share, plus an amount equal to all accrued but unpaid dividends, with respect to such shares plus an amount equal to a prorated dividend from the last dividend payment date to the date fixed for liquidation, dissolution, or winding up. Additionally, the holders of the Series B shares and the Company have the right to redeem the Series B shares for cash at any time one year following the issuance of the Series B shares, or, if earlier, upon consummation of an initial public offering. The redemption price is determined on the redemption date by the then applicable liquidation preference. For the six months ended June 30, 1999, $340 has been recorded as dividends payable.

7. STOCK OPTION PLANS

     The Company entered into an agreement with a key employee in July 1995 under which options to purchase common stock were to be granted for up to 5% of the Company's common stock upon the attainment of certain growth levels in net sales and net income through fiscal year 1998. The employee was terminated in June 1997 and all outstanding options were canceled.

     In connection with the acquisition of R*Tech (Note 2), the Company entered into an employment agreement with the president of R*Tech under which options to purchase up to 2.5% of the Company's outstanding common stock at $0.77 per share were granted. The agreement provided for issuance of additional common shares to the individual in the event the Company issued common shares to employees, subject to limitations as defined in the agreement. In connection with the issuance of 975 shares of common stock to this individual in 1998 (Note 3), the option was cancelled.

     In May 1998, the Company adopted the 1998 Stock Option/Stock Issuance Plan (the Plan). Under the terms of the Plan, options to purchase 7,500 shares of the Company's common stock were reserved for issuance to employees, directors, and consultants.

1999 STOCK INCENTIVE PLAN

     The 1999 Stock Incentive Plan is intended to serve as the successor equity incentive program to the 1998 Stock Option/Stock Issuance Plan. The 1999 Stock Incentive Plan was adopted by the board and subsequently approved by the shareholders on June 9, 1999. The 1999 Stock Incentive Plan became effective upon its adoption by the board. On the date of the Company's initial public offering all outstanding options under the 1998 plan will be incorporated into the 1999 Stock Incentive Plan, and no further option grants will thereafter be made under the 1998 plan. The incorporated options will continue to be governed by their existing terms, unless the plan administrator elects to extend one or more features of the 1999 Incentive Plan to those options. Except as otherwise noted below, the incorporated options

                              QUEST SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

have substantially the same terms as will be in effect for grants made under the Discretionary Option Grant Program of the 1999 Stock Incentive Plan.

     Share Reserve. 7,493 shares of common stock have been authorized for issuance under the 1999 Stock Incentive Plan. The share reserve consists of the number of shares that remain available for issuance under the 1998 plan and shares of common stock subject to outstanding options thereunder. No participant in the 1999 Stock Incentive Plan may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances for more than 500 shares of common stock in total per calendar year.

     Programs. The 1999 Stock Incentive Plan is divided into five separate programs:

     - the discretionary option grant program under which eligible individuals may be granted options to purchase shares of common stock at an exercise price determined by the plan administrator;

     - the stock issuance program under which individuals may be issued shares of common stock directly, through the purchase of such shares at a price determined by the plan administrator or as a bonus tied to the performance of services;

     - the salary investment option grant program which may, at the plan administrator's discretion, be activated for one or more calendar years and, if so activated, will allow executive officers and other highly compensated employees the opportunity to apply a portion of their base salary to the acquisition of special below-market stock option grants;

     - the automatic option grant program under which option grants will automatically be made at periodic intervals to eligible non-employee board members to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the grant date; and

     - the director fee option grant program which may, in the plan administrator's discretion, be activated for one or more calendar years and, if so activated, will allow non-employee board members the opportunity to apply a portion of the annual retainer fee otherwise payable to them in cash each year to the acquisition of special below-market option grants.

     Administration. The discretionary option grant program and the stock issuance program will be administered by the compensation committee of the board of directors.

     Plan Features. The 1999 Stock Incentive Plan will include the following features:

     - The exercise price for any options granted under the plan may be paid in cash or in shares of common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

     - The compensation committee will have the authority to cancel outstanding options under the discretionary option grant program in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

     - Stock appreciation rights may be issued under the discretionary option grant program. Such rights will provide the holders with the election to surrender their outstanding options for an appreciation distribution from the Company equal to the fair market value of the vested shares of common stock subject to the surrendered option less the exercise price payable for those shares. Payment can be made in cash or in shares of common stock.

                              QUEST SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Change in Control. The 1999 Stock Incentive Plan includes the following change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances:

     - In the event that the Company is acquired by merger or asset sale or a board-approved sale of more than fifty percent of the then outstanding stock, each outstanding option under the discretionary option grant program which is not assumed or continued by the successor corporation will immediately become exercisable for all the option shares, and all unvested shares will immediately vest, except to the extent the Company's repurchase rights with respect to those shares are assigned to the successor corporation.

     - The plan administrator will have complete discretion to grant one or more options which will become exercisable for all the option shares in the event those options are assumed in an acquisition but the optionee's service with the Company or the acquiring entity is subsequently terminated. The vesting of outstanding shares under the 1999 Stock Incentive Plan may be accelerated upon similar terms and conditions.

     - The plan administrator may also grant options which will immediately vest upon our acquisition by another entity, whether or not those options are assumed by the successor corporation.

     - The plan administrator may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a successful tender offer for more than fifty percent (50%) of the outstanding voting stock or a change in the majority of our board of directors through one or more contested elections. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

     Salary Investment Option Grant Program. In the event the compensation committee decides to put this program into effect for one or more calendar years, each of our executive officers and other highly compensated employees selected for participation may elect to reduce his or her base salary for that calendar year by a specified dollar amount not less than $10 nor more than $75. Each selected individual who makes such an election will automatically be granted, on the first trading day in January of the calendar year for which that salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of common stock on the grant date. Compensation expense will be recorded for the amount of the salary reduction. The option will be exercisable at a price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the total spread on the option shares at the time of grant will be equal to the amount of salary invested in that option. The option will vest and become exercisable in a series of twelve equal monthly installments over the calendar year for which the salary reduction is to be in effect and will be subject to full and immediate vesting upon certain changes in the ownership or control.

     Automatic Option Grant Program. Each individual who first becomes a non-employee board member at any time after the completion of this offering will automatically receive an option grant for 25 shares on the date such individual joins the board, provided such individual has not been in the prior employ of the Company. In addition, on the date of each annual shareholders meeting beginning with the 2001 annual shareholders meeting, each non-employee board member who has served as a non-employee board member since the date of the last annual shareholders meeting will automatically be granted an option to purchase 8 shares of common stock.

     Each automatic grant will have a term of ten years, subject to earlier termination following the optionee's cessation of board service. The initial 25 share option will be immediately exercisable for all of the option shares; however, any unvested shares purchased under the option will be subject to repurchase by us, at the exercise price paid per share, should the optionee cease board service prior to vesting in those

                              QUEST SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

shares. The shares subject to each 25 share automatic option grant will vest over a four year period in successive equal annual installments upon the individual's completion of each year of board service over the four year period measured from the option grant date. However, the shares subject to each such automatic grant will immediately vest in full upon certain changes in control or ownership of Quest or upon the optionee's death or disability while a board member. Each 8 share automatic option grant will be immediately exercisable and fully vested on the option grant date.

     Director Fee Option Grant Program. If this program is put into effect, then each non-employee board member may elect to apply all or a portion of any annual retainer fee otherwise payable in cash to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the retainer fee would otherwise be payable in cash. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the aggregate exercise price payable for those shares will be equal to the portion of the retainer fee invested in that option. The option will become exercisable in a series of twelve equal monthly installments over the calendar year for which the election is to be in effect. However, the option will become immediately exercisable for all the option shares upon certain changes in the ownership or control or the death or disability of the optionee while serving as a board member.

     Limited Stock Appreciation Rights. Limited stock appreciation rights will automatically be included as part of each grant made under the automatic option grant, salary investment option grant and director fee option grant programs and may be granted to one or more of our officers as part of their option grants under the discretionary option grant program. Options with such a limited stock appreciation right may be surrendered to the Company upon the successful completion of a hostile tender offer for more than 50% of the Company's outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based on the highest price per share of common stock paid in connection with the tender offer.

     Amendment. The board may amend or modify the 1999 Stock Incentive Plan at any time, subject to any required shareholder approval. The 1999 Stock Incentive Plan will terminate no later than June 8, 2009.

1999 EMPLOYEE STOCK PURCHASE PLAN

     Introduction. The 1999 Employee Stock Purchase Plan was adopted by the board and approved by the shareholders in June 1999 and will become effective immediately upon the effective date of the Company's initial public offering. The 1999 Employee Stock Purchase Plan is designed to allow eligible employees and the employees of participating subsidiaries to purchase shares of common stock, at semi-annual intervals, through their periodic payroll deductions.

     Share Reserve. 600 shares of common stock will initially be reserved for issuance.

     Purchase Periods. The plan will have a series of successive purchase periods, each with a maximum duration for six months. The initial purchase period will begin on the date of the underwriting agreement for this offering covered by this prospectus is signed and will end on the last business day in January 2000. Thereafter, purchase periods will run for the first business day in February to the last business day in July each year, and for the first business day in August to the last business day in January of the following year.

                              QUEST SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Eligible Employees. Individuals who are scheduled to work more than twenty hours per week for more than five calendar months per year on the start date of any purchase period may join the plan on such start date.

     Payroll Deductions. A participant may contribute up to 15% of their cash earnings, and the accumulated payroll deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% the fair market value of the common stock on the start date of the purchase period or, if lower, the fair market value on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of January and July each year. In no event, however, may any participant purchase more than .6 shares on any semi-annual purchase date.

     Change in Control. In the event Quest is acquired by merger or asset sale, all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price will be equal to 85% of the fair market value per share of common stock on the participant's entry date into the offering period in which such acquisition occurs or, if lower, the fair market value per share of common stock immediately prior to such acquisition.

     Termination/Amendment. The 1999 Employee Stock Purchase Plan will terminate on the last business day of July 2009. The board may at any time alter, suspend or discontinue the plan. However, certain amendments to the plan may require shareholder approval.

     In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. As permitted by SFAS No. 123, the Company has chosen to continue to account for its stock-based compensation plans under APB Opinion No. 25 and provide the expanded disclosures specified in SFAS No. 123.

     Compensation costs would not have significantly changed net income or net income per share in fiscal 1996 and 1997. Had compensation cost been determined using the provisions of SFAS No. 123, the Company's net income available to common shareholders would have been decreased to the pro forma amounts indicated below:

                                                              DECEMBER 31,    JUNE 30,
                                                                  1998          1999
                                                              ------------    ---------
Net income available to common shareholders:
  As reported...............................................     $2,346        $  974
                                                                 ======        ======
  Pro forma.................................................     $2,177        $  598
                                                                 ======        ======
Basic net income per share:
  As reported...............................................     $ 0.05        $ 0.03
                                                                 ======        ======
  Pro forma.................................................     $ 0.05        $ 0.02
                                                                 ======        ======
Diluted net income per share:
  As reported...............................................     $ 0.05        $ 0.02
                                                                 ======        ======
  Pro forma.................................................     $ 0.05        $ 0.01
                                                                 ======        ======

     For purposes of estimating the compensation cost of the Company's option grants in accordance with SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions used for grants in the years 1996, 1997 and 1998 and the six months ended June 30, 1998 and 1999: expected volatility of zero; risk-free interest rates of 6%; and expected lives of ten years.

                              QUEST SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     A summary of the status of the Plans is presented below:

                                                  DECEMBER 31,                                        JUNE 30,
                            ---------------------------------------------------------   -------------------------------------
                                  1996                1997                1998                1998                1999
                            -----------------   -----------------   -----------------   -----------------   -----------------
                                     WEIGHTED            WEIGHTED            WEIGHTED            WEIGHTED            WEIGHTED
                                     AVERAGE             AVERAGE             AVERAGE             AVERAGE             AVERAGE
                                     EXERCISE            EXERCISE            EXERCISE            EXERCISE            EXERCISE
                            SHARES    PRICE     SHARES    PRICE     SHARES    PRICE     SHARES    PRICE     SHARES    PRICE
                            ------   --------   ------   --------   ------   --------   ------   --------   ------   --------
Outstanding, beginning of
  period..................    556     $0.40     1,531     $0.64       975     $0.77       975     $0.77     3,367     $1.19
Granted...................    975     $0.77        --     $  --     3,383     $1.19     1,198     $1.00     1,419     $3.56
Exercised.................     --     $  --        --     $  --        --     $  --        --     $  --        (7)    $1.00
Canceled..................     --     $  --      (556)    $0.40      (991)    $0.77        --     $  --      (200)    $2.18
                            -----               -----               -----               -----               -----
Balance, end of period....  1,531     $0.64       975     $0.77     3,367     $1.19     2,173     $0.90     4,579     $1.88
Weighted average fair
  value of options granted
  during the year.........            $0.00                  --               $0.53               $0.24               $3.09
                                      =====               =====               =====               =====               =====

     The Company will record compensation expense of approximately $1,905 relating to options granted to purchase 387 shares of common stock in May and June of 1999 equal to the difference between the fair market value of the Company's common stock on the grant date and the exercise price of the stock options. The expense will be recognized ratably over the four-year vesting period of the stock options. The Company recorded $60 of expense associated with such option grants during the six month period ended June 30, 1999 which is included in compensation and other costs in the accompanying consolidated financial statements.

     The following tables summarize information about stock options outstanding as of December 31, 1998 and June 30, 1999:

                                                                DECEMBER 31, 1998
                                          -------------------------------------------------------------
                                                  OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                                          ------------------------------------   ----------------------
                                                         WEIGHTED
                                                          AVERAGE     WEIGHTED                 WEIGHTED
                                                         REMAINING    AVERAGE                  AVERAGE
                RANGE OF                    NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
            EXERCISE PRICES               OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
            ---------------               -----------   -----------   --------   -----------   --------
$1.00 -- 1.15...........................     2,271          9.5        $1.00         12         $1.00
$1.16 -- 2.00...........................       713          9.8        $1.17         --            --
$2.01 -- 2.37...........................       383          9.9        $2.37         --            --
                                             -----                                   --
                                             3,367                                   12
                                             =====                                   ==

                                                                  JUNE 30, 1999
                                          -------------------------------------------------------------
                                                  OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                                          ------------------------------------   ----------------------
                                                         WEIGHTED
                                                          AVERAGE     WEIGHTED                 WEIGHTED
                                                         REMAINING    AVERAGE                  AVERAGE
                RANGE OF                    NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
            EXERCISE PRICES               OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
            ---------------               -----------   -----------   --------   -----------   --------
$1.00 -- 1.15...........................     2,228          9.0        $1.00         246        $1.00
$1.16 -- 2.00...........................       667          9.3        $1.17          --           --
$2.00 -- 4.00...........................     1,512          9.6        $2.74          --           --
$4.00 -- 9.00...........................       172         10.0        $8.48          --           --
                                             -----                                   ---
                                             4,579                                   246
                                             =====                                   ===

                              QUEST SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Options to purchase 15 shares of common stock at $1.00 per share were exercised in July 1999.

8.  COMMITMENTS AND CONTINGENCIES

     The Company leases its office facilities and certain equipment under various operating leases. Total rent expense was $456, $732, $1,038, $484, and $732, for the years ended December 31, 1997, 1998, and 1999, and the six months ended June 30, 1998 and 1999, respectively.

     Minimum lease commitments under noncancelable operating leases at December 31, 1998, are as follows:

Year ending December 31:
  1999..............................................  $1,107
  2000..............................................     683
  2001..............................................      79
  2002..............................................      20
                                                      ------
                                                      $1,889
                                                      ======

     Subsequent to December 31, 1998, the Company entered into a new office facility lease which is scheduled to commence October 1, 1999. The minimum lease commitment under the new lease is $1,944, $2,025, $2,106, $2,187, $2,268, and
$2,349 for the first, second, third, fourth, fifth, and sixth years following the commencement date, respectively.

     The Company maintains a profit-sharing plan covering substantially all employees. Quarterly contributions may be made by the Company based upon employee salaries. The Company did not contribute to the plan for the year ended December 31, 1996. Effective January 1, 1997, the Company amended and restated the profit sharing plan to include a 401(k) plan. The Company contributed $134, $466, $196, and $733 to the amended plan for the years ended December 31, 1997 and 1998 and the six months ended June 30, 1998 and 1999, respectively.

     On May 25, 1999, Mobius Management Systems, Inc., filed a complaint in the United States District Court for the District of New Jersey (Mobius Management Systems, Inc. v. Quest Software, Inc., Case No. 99-2337). The complaint alleges that the Company published three advertisements that were false and misleading and therefore in violation of the Lanham Act and common law, and that the Company misappropriated unspecified trade secrets belonging to Mobius. The advertisements that Mobius allege in its complaint are false and misleading are two e-mails intended for internal use, a comparison chart believed to have been prepared by a former Company employee in 1997 for internal purposes, and a statement made regarding the Company's Vista Plus Java client which had been posted on the Internet. The complaint seeks injunctive relief and unspecified damages. No factual basis was set forth in the complaint in support of Mobius' misappropriation of trade secrets claim. In response to Mobius' complaint, the Company has filed a motion to dismiss which is set for hearing on September 13, 1999. The Company intends to defend this action vigorously, and, based on the complaint and the facts underlying the complaint of which the Company is currently aware, the Company does not believe that this lawsuit will have a material adverse effect on the Company's business, results of operations or financial condition; however, it is too early to determine the ultimate outcome of the lawsuit.

     The Company is involved in other various claims and legal actions arising in the ordinary course of business. The litigation process is inherently uncertain and it is possible that the resolution of such claims and legal actions may adversely affect the Company. However, it is the opinion of management, that the ultimate disposition of these matters will not materially affect the Company's results of operations or financial position.

                              QUEST SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  GEOGRAPHIC INFORMATION AND CONCENTRATION OF CREDIT RISK

     Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The operating segments of the Company are managed separately because each segment represents a strategic business unit that offers different products or services.

     The Company's reportable operating segments include Licenses and Services. The Software Licenses operating segment develops and markets the Company's software products. The Services segment provides after-sale support for software products and fee-based training and consulting services related to the Company's products.

     The Company does not separately allocate operating expenses to these segments, nor does it allocate specific assets to these segments. Therefore, segment information reported includes only revenues, cost of sales and gross profit as this information and the geographic information described below are the only information provided to the chief operating decision maker.

     Operating segment data for the three years in the period ended December 31, 1998 and the six months ended June 30, 1998 and 1999 was as follows:

                                                              LICENSES    SERVICES     TOTAL
                                                              --------    --------    -------
Year ended December 31, 1996:
  Revenues..................................................  $ 9,316      $3,546     $12,862
  Cost of revenues..........................................      950       1,467       2,417
                                                              -------      ------     -------
     Gross profit...........................................  $ 8,366      $2,079     $10,445
                                                              =======      ======     =======
Year ended December 31, 1997:
  Revenues..................................................  $12,158      $6,157     $18,315
  Cost of revenues..........................................    1,307       1,972       3,279
                                                              -------      ------     -------
     Gross profit...........................................  $10,851      $4,145     $15,036
                                                              =======      ======     =======
Year ended December 31, 1998:
  Revenues..................................................  $24,901      $9,889     $34,790
  Cost of revenues..........................................    3,433       2,507       5,940
                                                              -------      ------     -------
     Gross profit...........................................  $21,468      $7,382     $28,850
                                                              =======      ======     =======
Six months ended June 30, 1998:
  Revenues..................................................  $ 9,580      $4,455     $14,035
  Cost of revenues..........................................    1,504       1,044       2,548
                                                              -------      ------     -------
     Gross profit...........................................  $ 8,076      $3,411     $11,487
                                                              =======      ======     =======

Six months ended June 30, 1999:
  Revenues..................................................  $21,365      $6,924     $28,289
  Cost of revenues..........................................    1,404       1,738       3,142
                                                              -------      ------     -------
     Gross profit...........................................  $19,961      $5,186     $25,147
                                                              =======      ======     =======

                              QUEST SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Revenues are attributed to geographic areas based on the location of the entity to which the products or services were sold. Revenues, gross profit, income (loss) from operations and long-lived assets concerning principal geographic areas in which the Company operates are as follows:

                                                 UNITED
                                                 STATES     INTERNATIONAL    ELIMINATIONS     TOTAL
                                                 -------    -------------    ------------    -------
Year ended December 31, 1996:
  Revenues.....................................  $11,687       $1,136          $    39       $12,862
  Gross profit.................................    9,435          971               39        10,445
  Loss from operations.........................     (396)        (266)             290          (372)
  Long-lived assets............................    1,662           68               --         1,730

Year ended December 31, 1997:
  Revenues.....................................  $17,511       $1,261          $  (457)      $18,315
  Gross profit.................................   14,413        1,075             (452)       15,036
  Income (loss) from operations................    1,533         (339)             254         1,448
  Long-lived assets............................    2,336          118               --         2,454

Year ended December 31, 1998:
  Revenues.....................................  $32,189       $4,172          $(1,571)      $34,790
  Gross profit.................................   26,594        3,840           (1,584)       28,850
  Income (loss) from operations................    3,839         (252)             102         3,689
  Long-lived assets............................    1,600          315               --         1,915

Six months ended June 30, 1998:
  Revenues.....................................  $13,017       $1,746          $  (728)      $14,035
  Gross profit.................................   10,624        1,591             (728)       11,487
  Income (loss) from operations................    1,291          203              (77)        1,417
  Long-lived assets............................    2,056          180               --         2,236

Six months ended June 30, 1999:
  Revenues.....................................  $24,573       $4,799          $(1,083)      $28,289
  Gross profit.................................   21,662        4,574           (1,089)       25,147
  Income from operations.......................    1,281          667              243         2,191
  Long-lived assets............................    2,142          525               --         2,667

     During the year ended December 31, 1996, sales to a single customer accounted for approximately 12.0% of total revenue for the year. In fiscal 1997 and 1998 and the six months ended June 30, 1998 and 1999, no single customer accounted for 10% or more of total revenue. No single international location accounted for more than 5% of total revenues for any of the periods indicated.

Inside Back Cover
                             [QUEST SOFTWARE LOGO]

[Background consists of the names of certain Quest customers]

Quest Software products have been sold to thousands of corporations, governmental agencies and other organizations worldwide. The companies listed here are a representative sampling of customers who have purchased at least $100,000 of software licenses since January 1996.

                             [QUEST SOFTWARE LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

SEC Registration Fee........................................  $   19,694
NASD Filing Fee.............................................       7,584
Nasdaq National Market Listing Fee..........................      90,000
Printing and Engraving Expenses.............................     160,000
Legal Fees and Expenses.....................................     350,000
Accounting Fees and Expenses................................     175,000
Blue Sky Fees and Expenses..................................       5,000
Transfer Agent Fees.........................................      15,000
Directors' & Officers' Liability Insurance..................     250,000
Miscellaneous...............................................     127,722
                                                              ----------
          Total.............................................  $1,200,000
                                                              ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's Amended and Restated Articles of Incorporation limit the personal liability of its directors for monetary damages to the fullest extent permitted by the California General Corporation Law (the "California Law"). Under the California Law, a director's liability to a company or its shareholders may not be limited (1) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (2) for acts or omissions that a director believes to be contrary to the best interest of the Registrant or its shareholders or that involve the absence of good faith on the part of the director, (3) for any transaction from which a director derived an improper personal benefit, (4) for acts or omissions that show a reckless disregard for the director's duty to the Registrant or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a serious injury to the Registrant or its shareholders, (5) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its shareholders, (6) under Section 310 of the California Law concerning contacts or transactions between the Registrant and a director, or (7) under Section 316 of the California Law concerning directors' liability for improper dividends, loans and guarantees. The limitation of liability does not affect the availability of injunctions and other equitable remedies available to the Registrant's shareholders for any violation by a director of the director's fiduciary duty to the Registrant or its shareholders.

     The Registrant's Articles of Incorporation also include an authorization for the Registrant to indemnify its "agents" (as defined in Section 317 of the California Law), through bylaw provisions, by agreement or otherwise, to the fullest extent permitted by law. Pursuant to this provision, the Registrant's Bylaws provide for indemnification of the Registrant's directors, officers and employees. In addition, the Registrant, at its discretion, may provide indemnification to persons whom the Registrant is not obligated to indemnify. The Bylaws also allow the Registrant to enter into indemnity agreements with individual directors, officers, employees and other agents. These indemnity agreements have been entered into with all directors and executive officers and provide the maximum indemnification permitted by law. These agreements, together with the Registrant's Bylaws and Articles of Incorporation, may require the Registrant, among other things, to indemnify these directors or executive officers (other than for liability resulting from willful misconduct of a culpable nature), to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' and officers' insurance if available on reasonable terms. Section 317 of the California Law and the Registrant's Bylaws make provision for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursement of expense incurred) arising under the Securities Act. The Registrant currently maintains directors' and officers' liability insurance.

     There is no pending litigation or proceeding involving any director, officer, employee or agent of the Registrant in which indemnification will be required or permitted. Moreover, the Registrant is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. The Registrant believes that the foregoing indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. The Underwriting Agreement (the form of which is filed as Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Registrant and its officers and directors, and by the Registrant of the Underwriters, for certain liabilities arising under the Securities Act or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, the Registrant has issued unregistered securities to a limited number of persons as described below:

     1. In March 1996, the Registrant issued 1,950,000 shares of common stock to Eyal M. Aronoff in connection with the Registrant's purchase of R*Tech Systems, Inc.

     2. In May 1997, the Registrant issued 663,000 shares of common stock to the former shareholders of Common Sense Computing Pty. Ltd. in connection with the Registrant's acquisition of Common Sense Computing.

     3. In October 1997, the Registrant sold to Vincent C. Smith, the Registrant's Chief Executive Officer, 3,900,000 shares of common stock for aggregate consideration of $2,200,000. Mr. Smith executed a promissory note for the purchase price. This note has a term of five years and bears interest at 6.2%. This note is also secured, in part, by the 3,900,000 shares of common stock purchased from the Registrant.

     4. In April 1998, the Registrant sold an aggregate of 975,000 shares of common stock for an aggregate purchase price of $750,000, for which Mr. Aronoff executed a promissory note and agreed to cancel an option to purchase up to 2.5% of the outstanding capital stock of the Registrant. The note has a term of four years, bears interest at the rate of 5.7% per annum, and up to 25% of the original principal amount of the note may be prepaid in each year of the four-year term.

     5. In April 1999, the Registrant sold an aggregate of 888,889 shares of its Series A Preferred Stock at a price of $5.625 per share to InSight Capital Partners II, L.P. and InSight Capital Partners (Cayman) II, L.P. Each share of Series A Preferred Stock will convert into one and one-half shares of common stock upon the closing of this offering.

     6. In April 1999, the Registrant sold an aggregate of 800,000 shares of its Series A Preferred Stock at a price of $5.625 per share to WI Software Investors LLC. Each share of Series A Preferred Stock will convert into one and one-half shares of common stock upon the closing of this offering.

     7. In April 1999, the Registrant sold an aggregate of 977,778 shares of its Series A Preferred Stock and 1,777,778 shares of its Series B Redeemable Preferred Stock, each at a price of $5.625 per share, to UBS Capital LLC. Each share of Series A Preferred Stock will convert into one and one-half shares of common stock and each share of Series B Preferred Stock will be redeemed upon the closing of this offering.

     8. Since June, 1998, the Registrant has granted stock options to purchase common stock under individual stock option agreements and the 1998 Stock Option/Stock Issuance Plan to eligible officers, directors, consultants and employees of the Registrant as described in the prospectus.

     9. Since June, 1999, the Registrant has granted stock options to purchase common stock under the 1999 Stock Incentive Plan to eligible officers, directors, consultants and employees of the Registrant as described in the prospectus.

     None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS


EXHIBIT
NUMBER     EXHIBIT TITLE
-------    -------------
 1.1**     Form of Underwriting Agreement.
 3.1**     Amended and Restated Articles of Incorporation, as amended.
 3.2**     Second Amended and Restated Articles of Incorporation, to be
           filed with the California Secretary of State upon
           consummation of this offering.
 3.3**     Amended and Restated Bylaws.
 3.4**     Second Amended and Restated Bylaws.
 4.1**     Form of Registrant's Specimen Common Stock Certificate.
 5.1**     Opinion of Brobeck, Phleger & Harrison LLP.
10.1**     Registrant's 1998 Stock Option/Stock Issuance Plan.
10.2**     Registrant's 1999 Stock Incentive Plan.
10.3**     Registrant's 1999 Employee Stock Purchase Plan.
10.4**     Form of Directors' and Officers' Indemnification Agreement.
10.5**     Securities Purchase Agreement, dated as of April 21, 1999, by and among Quest Software, Inc. and InSight Capital
           Partners II, L.P., InSight Capital Partners (Cayman) II,
           L.P., UBS Capital LLC, and WI Software Investors LLC.
10.6**     Investors' Rights Agreement dated as of April 21, 1999 among
           Quest Software, Inc. and InSight Capital Partners II, L.P.,
           InSight Capital Partners (Cayman) II, L.P., UBS Capital LLC,
           and WI Software Investors LLC.
10.7+**    Agreement, dated February 19, 1999, between Quest Software,
           Inc. and INSO Chicago Corporation, dba INSO Corporation.
10.8+**    OEM Agreement, dated March 3, 1998, by and between Quest
           Software, Inc. and Artifex Software Inc.
10.9**     Office Space Lease dated as of June 17, 1999 between The
           Irvine Company and Quest Software, Inc.
21.1**     Subsidiaries of the Registrant.
23.1       Consent of Deloitte & Touche LLP.
23.2**     Consent of Brobeck, Phleger & Harrison LLP (Included in
           Exhibit 5.1 hereto).
24.1**     Power of Attorney (Included on signature page hereto).
27.1**     Financial Data Schedule (In EDGAR format only).


-------------------------
 ** Previously filed.

  + Confidential treatment is being sought with respect to certain portions of this agreement. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

(B) FINANCIAL STATEMENT SCHEDULE

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNT

                                                       BALANCE AT   CHARGES,                 BALANCE AT
                                                       BEGINNING    COSTS AND                  END OF
                     DESCRIPTION                       OF PERIOD    EXPENSES    DEDUCTIONS     PERIOD
                     -----------                       ----------   ---------   ----------   ----------
Year ended December 31, 1996:
  Allowance for doubtful accounts and sales
     returns.........................................     $129       $  417       $  --        $  546
Year ended December 31, 1997:
  Allowance for doubtful accounts and sales
     returns.........................................     $546       $  584       $(347)       $  783
Year ended December 31, 1998:
  Allowance for doubtful accounts and sales
     returns.........................................     $783       $1,116       $(847)       $1,052

ITEM 17.  UNDERTAKINGS

     The Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the California General Corporation Law, the Amended and Restated Articles of Incorporation or the Amended and Restated Bylaws of the Registrant, Indemnification Agreements entered into between the Registrant and its officers and directors, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on this 9th day of August, 1999.


                                          QUEST SOFTWARE, INC.

                                          By: /s/ DAVID M. DOYLE
                                            ------------------------------------
                                              David M. Doyle
                                              President and Secretary


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the Registration Statement has been signed by the persons whose signatures appear below, which persons have signed such Registration Statement in the capacities and on the dates indicated:



SIGNATURE                                                          TITLE                     DATE
---------                                                          -----                     ----

                         *                           Chief Executive Officer            August 9, 1999
---------------------------------------------------    (principal executive officer)
                 Vincent C. Smith                      and Chairman of the Board

                /s/ DAVID M. DOYLE                   President, Secretary and Director  August 9, 1999
---------------------------------------------------
                  David M. Doyle

                         *                           Chief Financial Officer            August 9, 1999
---------------------------------------------------    (principal financial and
                  John J. Laskey                       accounting officer) and Vice
                                                       President, Finance

                         *                                       Director               August 9, 1999
---------------------------------------------------
                  Doran G. Machin

                         *                                       Director               August 9, 1999
---------------------------------------------------
                Jerry Murdock, Jr.


*By: /s/ DAVID M. DOYLE                                                                 August 9, 1999
     ---------------------------------------------
     David M. Doyle
    (Attorney-in-fact)

                                 EXHIBIT INDEX


EXHIBIT
NUMBER     EXHIBIT TITLE
-------    -------------
 1.1**     Form of Underwriting Agreement.
 3.1**     Amended and Restated Articles of Incorporation, as amended.
 3.2**     Second Amended and Restated Articles of Incorporation, to be
           filed with the California Secretary of State upon
           consummation of this offering.
 3.3**     Amended and Restated Bylaws.
 3.4**     Second Amended and Restated Bylaws.
 4.1**     Form of Registrant's Specimen Common Stock Certificate.
 5.1**     Opinion of Brobeck, Phleger & Harrison LLP.
10.1**     Registrant's 1998 Stock Option/Stock Issuance Plan.
10.2**     Registrant's 1999 Stock Incentive Plan.
10.3**     Registrant's 1999 Employee Stock Purchase Plan.
10.4**     Form of Directors' and Officers' Indemnification Agreement.
10.5**     Securities Purchase Agreement, dated as of April 21, 1999, by and among Quest Software, Inc. and InSight Capital
           Partners II, L.P., InSight Capital Partners (Cayman) II,
           L.P., UBS Capital LLC, and WI Software Investors LLC.
10.6**     Investors' Rights Agreement dated as of April 21, 1999 among
           Quest Software, Inc. and InSight Capital Partners II, L.P.,
           InSight Capital Partners (Cayman) II, L.P., UBS Capital LLC,
           and WI Software Investors LLC.
10.7+**    Agreement, dated February 19, 1999, between Quest Software,
           Inc. and INSO Chicago Corporation, dba INSO Corporation.
10.8+**    OEM Agreement, dated March 3, 1998, by and between Quest
           Software, Inc. and Artifex Software Inc.
10.9**     Office Space Lease dated as of June 17, 1999 between The
           Irvine Company and Quest Software, Inc.
21.1**     Subsidiaries of the Registrant.
23.1       Consent of Deloitte & Touche LLP.
23.2**     Consent of Brobeck, Phleger & Harrison LLP (Included in
           Exhibit 5.1 hereto).
24.1**     Power of Attorney (Included on signature page hereto).
27.1**     Financial Data Schedule (In EDGAR format only).


-------------------------
 ** Previously filed.

  + Confidential treatment is being sought with respect to certain portions of this agreement. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.